   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1998



                                                      REGISTRATION NO. 333-66317

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            REYNARD MOTORSPORT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               3711                              52-2121044
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)              Identification No.)

                        8431 GEORGETOWN ROAD, SUITE 700
                          INDIANAPOLIS, INDIANA 46268
                                 (317) 824-5600
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                            ------------------------

                               ALEX S. HAWKRIDGE

                            CHIEF EXECUTIVE OFFICER
                        8431 GEORGETOWN ROAD, SUITE 700
                          INDIANAPOLIS, INDIANA 46268
                                 (317) 824-5600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   Copies to:

                    JACK A. BJERKE                                      BRUCE S. MENDELSOHN
                   AMY M. SHEPHERD                                         PAUL A. BELVIN
       KEGLER, BROWN, HILL & RITTER CO., L.P.A.              AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                 65 EAST STATE STREET                             1333 NEW HAMPSHIRE AVENUE, N.W.
                      18TH FLOOR                                       WASHINGTON, D.C. 20036
                  COLUMBUS, OH 43215                                       (202) 887-4000
                    (614) 462-5400                                    FACSIMILE (202) 887-4288
               FACSIMILE (614) 462-5419

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed without notice. Reynard Motorsport, Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and Reynard Motorsport, Inc. is not soliciting offers to buy these securities to anyone where the offer or sale of these securities is not permitted.


PROSPECTUS (Not Complete)



Issued December 18, 1998



                                3,600,000 SHARES


                                     [LOGO]

                            REYNARD MOTORSPORT, INC.


                                  COMMON STOCK

                               ------------------


     Reynard Motorsport, Inc. is offering 3,240,000 shares of common stock and selling stockholders identified in this prospectus are offering 360,000 shares of common stock in a firmly underwritten offering. This is Reynard's initial public offering, and no public market currently exists for Reynard's shares. Reynard anticipates that the initial public offering price for its shares will be between $13.00 and $15.00 per share. After the offering, the market price for Reynard's shares may be outside of this range.

                               ------------------


     Reynard will apply to list the common stock on the New York Stock Exchange under the symbol "RND."

                               ------------------


     INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                               ------------------




                                                            Per Share     Total
                                                            ---------    --------
Offering Price                                              $            $
Discounts and Commissions to Underwriters                   $            $
Offering Proceeds to Company                                $            $
Offering Proceeds to Selling Stockholders                   $            $


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     Selling stockholders identified in this prospectus have granted the underwriters the right to purchase up to an additional 540,000 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. NationsBanc Montgomery Securities LLC expects to deliver the shares of common stock to investors on
             , 1999.



NATIONSBANC MONTGOMERY SECURITIES LLC

                               WHEAT FIRST UNION
                                                           JOSEPHTHAL & CO. INC.
                               ------------------


                                           , 1998

                                    [PHOTOS]

     Reynard has not authorized any person to give you information that differs from the information in this prospectus. You should rely solely on the information contained in this prospectus. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale of these securities is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, even if the prospectus is delivered to you after the prospectus date, or you buy the common stock after the prospectus date.


                        --------------------------------

                               TABLE OF CONTENTS
                        --------------------------------


                                                              Page
                                                              ----
Prospectus Summary..........................................       3
Risk Factors................................................       9
Use of Proceeds.............................................      18
Dividend Policy.............................................      18
Dilution....................................................      19
Capitalization..............................................      20
Selected Consolidated Financial and Operating Data..........      21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      23
Motorsport Industry Overview................................      36
Business....................................................      44
Management..................................................      60
Principal and Selling Stockholders..........................      70
Certain Transactions........................................      70
Description of Capital Stock................................      71
Shares Eligible for Future Sale.............................      74
Underwriting................................................      76
Legal Matters...............................................      78
Experts.....................................................      78
Index to Financial Statements...............................     F-1

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete. It may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully.


     Unless otherwise stated, all of the information contained in this prospectus assumes that the underwriters have not exercised their over-allotment option to purchase up to 540,000 shares of common stock. Fiscal year references are to the fiscal year ended September 30.


                               REYNARD MOTORSPORT


     Reynard is one of the world's leading designers and manufacturers of production racing cars and other high performance specialty vehicles. Since our inception 25 years ago, our goal has been to dominate every race and win each championship in every series we enter. Cars that we have designed and produced have a long history of winning races and setting records in many of the world's most competitive racing series. Our history of winning is reflected by our operating performance, with sales growing at a compound annual growth rate of 42.5% from 1994 to 1998.



     We design, manufacture and sell racing cars for competition in (1) the CART Series, the premier open-wheel racing series in North America, (2) the Formula Nippon Series, the Formula 3000 open-wheel racing series in Japan, and (3) the Barber Dodge Pro Series, an open-wheel one-make development racing series in the United States. We also design and engineer touring and sports racing cars in conjunction with automobile manufacturers, such as Ford, Chrysler, Dodge and Panoz, for competition in international championships. British American Racing ("BAR") is a joint venture in which we are partners with British American Tobacco and Mount Eagle, Inc. BAR will make its debut in Formula One in March 1999.



     We operate integrated design, production and testing facilities in Oxfordshire, England. We also operate a North American headquarters and testing facility in Indianapolis, Indiana. We employ over 250 people, of which over 85% are highly skilled designers, engineers and other specialized technicians.


                         OUR KEY COMPETITIVE STRENGTHS


     HISTORY OF WINNING. Since the beginning of fiscal 1994, our racing cars have won a total of 84 races, including eight championships in the CART Series, Formula 3000 competition and the Formula Nippon Series. As a result of our winning track record, we supplied 22 of the 28 full-season entries in the 1998 CART Series. We have received orders through December 1, 1998 to supply 38 racing cars for the 1999 CART Series and orders for 13 racing cars for the 1999 Formula Nippon Series.



     LEADER IN THE DEVELOPMENT AND APPLICATION OF MOTORSPORTS TECHNOLOGY. We employ a scientific, rather than the traditional trial and error approach, in the design, engineering and manufacture of racing cars. We believe that our participation in the CART Series and Formula One enhances our ability to effectively develop and apply highly advanced technology to the design, development and production of racing cars for more junior racing series.



     STRATEGIC RELATIONSHIP WITH BRITISH AMERICAN RACING IN FORMULA ONE. BAR will field a two-car team in the 1999 Formula One World Championship. We believe that British American Tobacco selected Reynard to be one of their joint venture partners in BAR as a result of our reputation and expertise. British American Tobacco has entered into a long-term sponsorship agreement to fund what we believe to be one of the most significant sponsorship budgets in Formula One. As a result of the joint venture, we have access to certain of BAR's technological know how (not in written or machine readable form). We believe that this access to research and development ideas will enhance our other motorsports projects by improving our knowledge database and methodology.


     HIGHLY EXPERIENCED MANAGEMENT AND OPERATING TEAM. Our senior management team is comprised of former racing car drivers, managers, race team members and motorsport enthusiasts who are highly experienced and well known within the motorsports sector. The members of our senior management team have an aggregate of over 75 years of service with the Company.



     COMMITMENT TO CUSTOMER SERVICE. We demonstrate our commitment to service by assigning a liaison engineer to each Reynard racing car in the CART Series. This allows us to respond quickly to customer questions and concerns and to receive valuable information for the continued development of our racing cars and equipment.



     VERTICALLY INTEGRATED OPERATIONS. We design, engineer and manufacture the majority of the components of a racing car. Through our vertically integrated operations, we are able:



     - to maintain higher quality control standards in the production of all components of the racing car;



     - to improve operating margins by lowering costs; and



     - to control the timing of production and delivery of our products.



     With the pending acquisition of Gemini Transmissions Limited, which manufactures gearbox and transmission systems, we will be able to manufacture substantially all of the parts necessary to deliver a rolling chassis to the customer.


                              OUR GROWTH STRATEGY

     CAPITALIZE ON GROWTH OPPORTUNITIES WITHIN EXISTING RACE SERIES. We intend to increase our presence in the race series in which we are currently involved. We believe we will grow our business in existing series through:


     - capitalizing on the continued expansion of the CART Series and other existing series;



     - introducing a newly designed racing car for the 1999 Formula Nippon Series; and



     - expanding our presence in the touring and sports car racing programs.



     You should also consider the information under "Risk Factors -- Contraction of Motor sports Industry Appeal."



     ENTER NEW RACE SERIES AND CONTRACTS WITH NEW CUSTOMERS. We intend to enter additional motorsports markets selectively through the sale of racing cars and equipment and through the sale of technological support. We continuously evaluate existing opportunities to design and produce racing cars or provide other support services to other race series. In addition, we will provide some services to BAR, on a commercial basis, for the upcoming Formula One racing season.



     INTRODUCE NEW HIGHER MARGIN SERVICES. We believe that a significant portion of our future growth will be in the form of expanded sales of higher margin services to our motorsports customers. These services include computer-aided aerodynamic design analysis, wind tunnel testing and other testing and design services.

     LEVERAGE MOTORSPORTS TECHNOLOGY. We intend to expand selectively our high margin non-motorsports operations by applying the technological and engineering resources we have developed in the motorsports sector to other industries. We believe that our highly skilled designers and engineers can apply our advanced technology in all areas where wind resistance, weight, fuel conservation and/or safety concerns are factors.


     SELECTIVE ACQUISITIONS. We believe a number of opportunities exist to make selective strategic acquisitions within the motorsports industry. We will generally seek to acquire companies that:


     - complement and expand our current operations;



     - have an experienced management team;



     - have an industry leading reputation; and



     - have strong customer and supplier relationships.



                                 REORGANIZATION



     Reynard Motorsport, Inc., a Delaware company, was formed in September 1998 to become the parent company of Reynard Motorsport Limited, a U.K. company. All of the shareholders of Reynard Motorsport Limited and its U.K. operating subsidiaries exchanged their equity interests for shares of common stock of Reynard Motorsport, Inc. In connection with the reorganization, many of the previous operating subsidiaries, including Reynard Composites, Reynard Special Vehicle Projects, Reynard Racing Cars and Reynard Racing Designs have transferred their operations into a single operating subsidiary.



                              RECENT DEVELOPMENTS



     On October 26, 1998, we entered into an agreement to acquire Princetown Holdings Limited, the sole owner of Gemini. The aggregate consideration for the acquisition is $12.1 million payable on completion and $0.7 million payable in December 2001 (the "Gemini Acquisition"). Gemini manufactures and assembles gearboxes, gearbox components, suspension components and machined items for various automobile companies and motorsports teams. Gemini utilizes state-of-the-art equipment with advanced precision capabilities that are not generally available to its competitors in the U.K. This acquisition will further integrate our current operations in the production of racing cars. It will enable us to manufacture substantially all of the parts necessary for production of a racing car. We expect the Gemini Acquisition will close concurrently with the completion of our initial public offering. A portion of the proceeds from the offering will be used to pay the purchase price for Gemini. See "Use of Proceeds" and "Business -- Production" for a discussion of the terms of the Gemini Acquisition and for a discussion of Gemini's business.

                                  THE OFFERING


Common stock offered by
  Reynard (a)...................    3,240,000 shares



Common stock offered by the
  Selling Stockholders (a)......      360,000 shares



Total shares offered (a)........    3,600,000 shares



Shares to be outstanding after
the offering (a)(b).............   13,901,214 shares



Selling Stockholders............   Dr. Adrian Reynard and Mr. Richard Gorne.


Voting rights...................   Holders of common stock will have one vote
                                   per share.

Dividend policy.................   We do not plan to pay cash dividends in the
                                   near term.


Use of proceeds.................   We estimate that we will receive net proceeds
                                   from the offering of approximately $40.5 million. From the proceeds, we expect:



                                   - to use approximately $12.1 million to
                                     acquire Gemini;



                                   - to use approximately $9.7 million to repay
                                     a loan to Reynard from Dr. Reynard;



                                   - to use approximately $4.3 million to
                                     purchase additional computer equipment and upgrades; and



                                   - to use approximately $14.4 million to fund
                                     future growth and for working capital and general corporate purposes. These purposes include purchasing additional computer equipment and constructing new facilities.



                                    Reynard will not receive any proceeds from the sale of stock by the Selling Stockholders.


Risk factors....................   For a discussion of certain risks you should
                                   consider before investing in the common
                                   stock, see "Risk Factors."


Proposed New York Stock Exchange
  Symbol........................   RND

---------------


(a) Excludes 540,000 shares issuable upon exercise of the over-allotment option granted to the underwriters by the Selling Stockholders. The over-allotment option is described in "Underwriting."



(b) Excludes 2,450,000 shares reserved for issuance under our employee and director stock option plans. See "Management -- Stock Option Plans." It also excludes additional options for 426,449 shares that we granted in September 1998 at an exercise price of $13.49 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA



    The following summary consolidated financial data as of and for the years ended September 30, 1996, 1997 and 1998 are derived from the Company's Consolidated Financial Statements. The unaudited pro forma financial information gives effect to (1) the Gemini Acquisition, (2) the offering, and (3) the reorganization, as if each of these events had occurred on October 1, 1997. You should read the summary consolidated financial data below in conjunction with "Selected Consolidated Financial Data," the Company's Consolidated Financial Statements and related notes thereto, the Unaudited Pro Forma Condensed Consolidated Financial Information and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contained elsewhere in this prospectus.



                                                                        YEAR ENDED SEPTEMBER 30,
                                                               ------------------------------------------
                                                                         HISTORICAL                PRO
                                                               ------------------------------     FORMA
                                                                 1996       1997       1998       1998
                                                               --------   --------   --------   ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES....................................................   $28,899    $49,842    $58,717    $ 61,976
                                                               -------    -------    -------    --------
COST OF GOODS SOLD..........................................    13,678     25,453     29,089      30,030
                                                               -------    -------    -------    --------
GROSS PROFIT................................................    15,221     24,389     29,628      31,946
GENERAL AND ADMINISTRATIVE EXPENSES (1)(2)..................    13,766     21,462     24,367      20,242
                                                               -------    -------    -------    --------
INCOME FROM OPERATIONS......................................     1,455      2,927      5,261      11,704
  Write-off of equity investment (4)........................        --         --     (7,349)     (7,349)
  Minority interest in loss of Subsidiary...................        --         --        105         105
  Interest income...........................................       166        171         51          51
  Interest expense (3)......................................        --         --       (919)       (161)
                                                               -------    -------    -------    --------
INCOME (LOSS) BEFORE INCOME TAXES...........................     1,621      3,098     (2,851)      4,350
INCOME TAX EXPENSE..........................................       563      1,105      1,910       3,838
                                                               -------    -------    -------    --------
NET INCOME (LOSS)...........................................   $ 1,058    $ 1,993    $(4,761)   $    512
                                                               =======    =======    =======    ========
EARNINGS (LOSS) PER SHARE --
  BASIC AND DILUTED.........................................   $   .10    $   .19    $  (.45)   $    .04
                                                               =======    =======    =======    ========
WEIGHTED AVERAGE SHARES OUTSTANDING --
  BASIC AND DILUTED.........................................    10,661     10,661     10,661      12,218
                                                               =======    =======    =======    ========
OTHER DATA:
  Gross margin..............................................     52.7%      48.9%      50.5%       51.5%
  Operating margin..........................................      5.0%       5.9%       9.0%       18.9%
  Depreciation and amortization.............................   $   535    $   898    $ 1,040    $  2,469
  Capital and tooling expenditures..........................   $ 1,963    $ 3,494    $ 6,368       6,775
  Number of cars produced...................................        38         67         76         N/A
  Number of racing wins.....................................        16         16         22         N/A



                                                                                   AT SEPTEMBER 30,
                                                                                  ------------------
                                                                                              PRO
                                                                                             FORMA
                                                                                   1998       1998
                                                                                  -------   --------
BALANCE SHEET DATA:
  Working capital (deficit).................................                      $(9,198)  $ 20,498
  Total assets..............................................                       29,702     65,828
  Long-term debt and capital lease obligations (less current
    portion)................................................                           --      1,415
  Total stockholders' equity (deficit)......................                       (3,016)    37,519


---------------


(1) General and Administrative expenses for the years ended September 30, 1996, 1997 and 1998 include remuneration of Dr. Reynard, the Chairman of Reynard and its principal shareholder. Effective October 1, 1998 Reynard entered into an agreement with Dr. Reynard whereby his total compensation is fixed at $1.5 million per annum, plus pension contributions. The agreement expires December 31, 2001. The pro forma statement of income data for the year ended September 30, 1998 excludes remuneration of $6,340,000, which will be discontinued as a result of the agreement. Because Dr. Reynard is a stockholder of the Company, the agreement constitutes a related party transaction. Management does not intend to resume making such payments to Dr. Reynard in the foreseeable future.



(2) General and Administrative expenses for the historical and pro forma year ended September 30, 1998 include compensation expense of $239,000 related to the issuance on September 30, 1998 of stock options to Alex S. Hawkridge, Reynard's President and Chief Executive Officer, below their fair value on the date of such issuance. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."



(3) Interest expense for the year ended September 30, 1998 relates to interest recorded on notes payable to Dr. Reynard. The pro forma statement of income data for the year ended September 30, 1998 excludes interest expense of

    $919,000 as a result of the repayment of the notes payable to Dr. Reynard with a portion of the proceeds of the Offering. See "Use of Proceeds."



(4) The equity investment written off for the historical and pro forma year ended September 30, 1998 represents the total write-off of Reynard's investment in BAR including its proportionate share of bank debt guarantees. Reynard does not expect to incur additional losses in the future relating to their investment and there are no plans to make additional equity investments in BAR or extend additional guarantees for BAR indebtedness.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of common stock.

CONTRACTION OF MOTORSPORTS INDUSTRY APPEAL

     Substantially all of our current business relates to the auto racing industry. Auto racing events compete for television viewership, attendance and sponsorship funding with other racing events sanctioned by various racing bodies and with other sports, entertainment and recreational events, such as soccer, football, basketball and baseball. The competition in the sports and entertainment industry in the United States and throughout the world is intense. The motorsports industry generates significant recurring revenue from the promotion, sponsorship and advertising of various companies and their products. If racing teams in the series in which we compete are not able to secure sponsorship, promotion and advertising revenues, then it could adversely affect our financial and business results.

     The revenue generated from such sponsorship, promotion and advertising substantially depends upon the level of advertising expenditures by sponsors or prospective sponsors. The level of advertising expenditures by sponsors depends in part on (1) the financial condition of such companies, (2) the availability and cost of alternative promotional outlets and (3) the sponsors' perception of the benefits of using motorsports and the specific series, events or race teams as an advertising medium. The advertising and promotional value to sponsors is significantly impacted by television viewership of, and spectator attendance at, motorsports events. If there is a contraction in the appeal of motorsports, in terms of television viewership, attendance and overall popularity, then the various race series would be adversely affected. If the various race series are adversely affected, then our financial and business results could be adversely affected.

     The motorsports industry is affected by economic cycles and entertainment industry conditions. Declines in general economic conditions or uncertainties regarding future economic prospects have generally affected consumer spending habits. A decline in consumer spending could have a material adverse effect on the auto racing industry in general. This could lead to decreased sales for us, which would adversely affect our financial and business results.

SUBSTANTIAL COMPETITION

     We design, develop and manufacture racing cars and technologically advanced equipment. This industry is highly competitive, and requires continuous attention to aerodynamic, technological and safety advances to remain competitive. We compete primarily with other manufacturers of racing cars. A purchaser of our racing cars is primarily concerned with performance results and price. If we fail to continue development of our equipment, then our racing cars may have less satisfactory performance results. This would directly impact interest by and sales to particular race teams and series. In addition, if we increase costs of equipment and spare parts, then we may lose purchasers of our equipment. Such price increases may also make our products uncompetitive when attempting to sell to competitors in the CART Series or to negotiate contracts for a one make series such as the Barber Dodge Series.

POTENTIAL LOSS OF MOTORSPORTS INDUSTRY SPONSORSHIPS - TOBACCO AND ALCOHOL



     Governmental authorities in many countries regulate advertising by companies in the alcohol and tobacco industries. Companies involved in these industries have been significant sponsors of race teams, racing series and events. Recently, governmental authorities have taken steps to further restrict advertising by tobacco companies. If the race teams in the various motorsport events in which we compete lose sponsorship fees from tobacco sponsors without locating another sponsor, then we could lose that team as a customer and it could adversely affect our financial and business results.



     UNITED STATES. On November 23, 1998, Phillip Morris, Brown & Williamson, Lorillard, R.J. Reynolds and the Liggett Group entered into a settlement agreement with the 46 states and the District of Columbia (collectively, the "States"). The settlement agreement restricts tobacco product advertising and marketing within the States. Among other restrictions, the settlement agreement:



     - prohibits tobacco product brand name sponsorship of concerts, events in which the intended audience is comprised of a significant percentage of youth under age 18, events in which any paid participants or contestants are youths, or any athletic event between opposing teams in any football, basketball, baseball, soccer or hockey league;



     - bans agreement to name any stadium or arena in the name of a tobacco product brand name;



     - prohibits tobacco product brand name sponsorship of any football, basketball, baseball, soccer or hockey league; and



     - limits each participating manufacturer to one tobacco product brand name sponsorship during any twelve-month period.



     We cannot assure you that a tobacco company will choose a motor sports event as its one annual event to sponsor. If a tobacco company does choose to do so, the settlement agreement permits the use of a tobacco product brand name for a race car series and a single race team within that series. If the tobacco company is not a sponsor of the race series in which the race team is competing, it can use the tobacco product brand name only for a single race team.



     EUROPE. In December 1997, eleven of fifteen member states approved the European Union Tobacco Advertising Directive. The Directive must be enacted in domestic legislation by all member states by July 30, 2001. The Directive came in to force on July 30, 1998. The Directive provides that, within three years from the date of the Directive , all tobacco advertising and promotion will be prohibited, other than in print media and sponsorship. Within four years from the date of the Directive, tobacco advertising will be prohibited in print media. Within five years of the date of the Directive, tobacco sponsorship will be prohibited at all events or activities, unless such event or activity is "organized at world level" and nominated by member states. If such event or activity has been nominated, then it will be granted a three year extension. Formula One has been granted such an extension. Within eight years of the date of the Directive, but no later than October 1, 2006, tobacco sponsorship will be prohibited at all events or activities arranged at world level. During the interim period, tobacco sponsorship can only continue in exceptional circumstances and for justified reasons if there are reductions in levels of advertising expenditures and voluntary restraints on visibility of advertising. The Tobacco Manufacturers' Association, comprised of Gallaher, Imperial Tobacco, Rothmans, British American Tobacco, Phillip Morris, R.J.

Reynolds and Japan Tobacco, applied to the English High Court and has received leave to appeal the Directive to the European Court of Justice. Furthermore, in October 1998, the German government filed a complaint directly with the European Court of Justice challenging the Directive.



     UNITED KINGDOM. Tobacco promotion is restricted in the U.K. through voluntary agreement. The tobacco industry agreed with the U.K. government to limit annual expenditures on poster advertising and promotional activities. In addition, health warnings must appear on all press and poster advertisements, and the placement of those advertisements is restricted. Expenditures on sports sponsorships is limited and events targeted at persons under the age of 18 may not be sponsored by tobacco companies.



     On December 10, 1998, the UK government published a legislative White Paper on Tobacco containing its proposals for implementing the Directive. The UK government has indicated its intention to end tobacco advertising on billboards and in the print media at the earliest practicable opportunity and well before the deadline required under the Directive. Regulations may be in place as early as July 1999. The regulations will allow the extra time provided for under the Directive to phase out tobacco sponsorship of sports and other events.



     British American Tobacco ("BAT"), a sponsor for BAR, is involved in the tobacco industry. BAT has entered into a long-term sponsorship agreement to fund what Reynard believes to be one of the most significant sponsorship budgets in Formula One. BAT has the right to terminate its sponsorship agreement with BAR effective at or at any time after January 1, 2002, with proper notice. If BAT cancels its sponsorship pursuant to the provisions of its agreement with BAR, it could have an adverse effect on BAR's business and financial results. Such an adverse effect on BAR could adversely affect our financial and business results because of the loss of our consulting agreements and access to technological know how.



DEPENDENCE ON AVAILABILITY AND PERFORMANCE OF KEY PERSONNEL



     Our continued success will depend upon the availability and performance of Dr. Adrian Reynard and the other members of our senior management team. While we believe that our senior management team has significant depth, if we lose key personnel or if we are unable to attract and retain key employees in the future, then it could adversely affect our operations and business plans. Although we have entered into employment agreements with key executive officers, we cannot assure you that any of these individuals will continue in his present capacity for a particular period of time. See "Management - Employment Agreements."



CONTRACTUAL COMMITMENT OF TIME TO BAR BY KEY PERSONNEL



     In our agreement with BAR, Dr. Reynard, Mr. Gorne, our Vice President - Sales and Mr. Oastler, our Technical Director, have committed a significant amount of their time to the BAR Formula One racing effort. Mr. Oastler must devote substantially all of his time over the next three years. Dr. Reynard and Mr. Gorne must each devote approximately one half of their time for the next year and approximately one quarter of their time for the subsequent two years. As a result, our future results and the successful implementation of our growth strategy will substantially depend upon the remaining members of our senior management team.

POTENTIAL INABILITY TO ATTRACT AND RETAIN PERSONNEL


     Our future success depends upon maintaining our advanced technological position in design, engineering and production of our racing cars. Therefore, we are particularly dependent upon our ability to identify, attract, motivate and retain qualified engineers and other professionals with the requisite educational background and industry experience. We believe we have been successful in our recruiting and retention efforts in the past. However, we may not be able to attract and retain qualified engineers and other professionals in the future. If we lose the services of a significant number of our engineers, designers and specialized technicians, then our development efforts or business relationships could be disrupted. Such a disruption could adversely affect our financial and business results.


POTENTIAL INABILITY TO MAINTAIN PERFORMANCE LEVELS



     During recent years, we have had substantial growth in revenues and expansion of product lines and related businesses. However, our business is subject to a number of risks, any one of which could have a material adverse effect on our business, financial condition and results of operations. Our future operating results will depend on a number of factors, including:



     - the continued level of performance of our equipment in the various race series;



     - competitive price structure;



     - ability to attract and retain qualified engineers; and



     - other factors beyond our control.



     A key element of our business strategy is to continue the expansion of our product lines. We cannot assure you that the expansion of our product lines and business ventures will be successful or profitable.



POTENTIAL RISKS ASSOCIATED WITH FUTURE ACQUISITIONS


     We have and will continue to pursue selective acquisition opportunities that complement our current operations. Acquisitions involve a number of risks that could adversely affect our operating results. These risks include:


     - the diversion of management's attention;



     - the assimilation of operations and personnel of the acquired companies;



     - the amortization of acquired intangible assets; and



     - the potential loss of key employees of the acquired companies.


     We may not be able to identify and consummate additional acquisitions on satisfactory terms. In addition, we may not be able to obtain adequate financing on acceptable terms to complete future acquisitions. Finally, if an acquisition is completed, such business may not have a positive impact on our financial and business results.


POTENTIAL LIABILITY FOR RACING-RELATED INCIDENTS


     Racing events can be dangerous to participants and spectators. During a race at the Michigan Speedway in July 1998, a driver using a Reynard chassis was involved in a racing incident that propelled a tire and suspension parts into the grandstands. Three spectators were killed and six other persons reported minor injuries. No claims have been made against Reynard, and we do not believe that we would be liable for this incident. We cannot assure you however, that no claims will be made against us or, if claims are made, what the outcome of any such claims will be.



     We have obtained liability insurance to cover past and any future racing incidents. To the extent not covered by insurance, any claims and associated expenses related to prior racing incidents, including the incident at Michigan Speedway, could adversely affect our financial and business results. In addition, any claims and associated expenses related to future potential racing incidents, to the extent not covered by insurance, could adversely affect our financial and business results. You should see "Business -- Legal Proceedings and Insurance" for a discussion of the liability insurance coverage we currently maintain.


     Like other manufacturers of products, we face an inherent risk of exposure to product liability claims in the event that the use of our equipment results in injury. We may be subjected to various product liability claims. Such claims may include allegations that (1) our equipment is inherently unsafe, (2) we were negligent in the manufacture and/or design of a racing car, or (3) similar claims. To date, we have not been sued or settled any threatened litigation relating to injuries resulting from the use of our racing cars.

CHANGES IN RACING CAR SPECIFICATIONS BY RACE SERIES' SANCTIONING BODIES


     Rule changes, including racing car specification modifications, are commonplace in the motorsports industry. However, certain changes could adversely affect our financial and business results. Such changes would include
(1) changes that significantly increase our cost for research and development in design and engineering a new racing car, or (2) changes that prohibit certain features of the current racing car we have developed.



     We build our racing cars to comply with specifications set by each race series' sanctioning body. Changes to racing cars and equipment specifications could have a material adverse effect on our financial and business results. For example, implementation of stability rules by the CART Series that would prohibit changes to a racing car for a specified number of years would result in a decrease in revenues to Reynard. Similarly, cost containment rule changes that are designed and implemented to reduce the costs to race teams may impact our ability to pass cost increases on to our customers and may limit our ability to sell additional products or services to the customer.



EXPOSURE TO EXCHANGE RATE FLUCTUATIONS AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS



     We currently have operations in various jurisdictions around the world, including the U.S., the U.K. and Japan. In the future, we may expand our operations either within these jurisdictions or into new jurisdictions. Accordingly, our business is subject to some risks inherent in international operations. These risks include:



     - exposure to exchange rate fluctuations;


     - political and economic conditions;


     - unexpected changes in regulatory environments;


     - exposure to different legal standards;


     - difficulties in staffing and managing operations; and


     - potentially adverse tax consequences.

     We have not experienced any material adverse effects with respect to our foreign operations arising from such factors. However, problems associated with such risks could arise in the future. Finally, managing operations in multiple jurisdictions will place further strain on our ability to manage our overall growth.

     Our operating results also are subject to fluctuations in foreign currency exchange rates. For example, costs for producing products sold to customers participating in the CART Series are denominated in pounds sterling and the products are sold in U.S. dollars. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. To mitigate this effect, we engage in hedging transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Foreign Currency Fluctuations" for a description of these hedging activities and a discussion of foreign exchange rates.


POTENTIAL SHORTAGE OF RAW MATERIALS



     The principal raw materials that we use in the manufacturing process for our racing cars are carbon fiber and Kevlar. An unexpected interruption of supply could cause our financial and business results to be adversely affected. We have generally been able to raise our prices in response to significant increases in the cost of raw materials. However, we may not be able to raise prices quickly enough to offset the effects of such increased raw material costs completely.


BROAD DISCRETION REGARDING PROCEEDS OF THE OFFERING


     We have allocated a significant portion of the net proceeds of this offering to fund future growth and for working capital and general corporate purposes. Accordingly, management will have broad discretion in applying the offering proceeds. Pending our use of such proceeds, the funds will be placed in short-term, interest-bearing, investment grade investments. Because we have not yet determined how we will use all of the proceeds of this offering, you are unable to predict the financial success of our long-term use of proceeds.



CONTROL BY DR. REYNARD



     Upon completion of the offering, Dr. Adrian Reynard will beneficially own an aggregate of 57.5% of the outstanding shares of common stock. He will continue to control the outcome of substantially all issues submitted to our stockholders, including the election of directors. He also will be able to effect a change of control, merger or combination without the approval of minority stockholders. Such influence could adversely affect the market price of the common stock or delay or prevent a change in control of Reynard.


SEASONALITY AND FLUCTUATION OF QUARTERLY RESULTS


     We derive a substantial portion of our total revenues from product sales that are made primarily during the second and third quarters of our fiscal year. We expense all research and development costs as they are incurred. Similarly, a substantial amount of project costs are incurred during the first and fourth quarters of our fiscal year. Historically, our revenues are higher in the second and third quarters of the year due to the number of racing cars and equipment delivered during such periods. We account for revenues at the time of delivery of a racing car. Since we usually deliver racing cars on a Friday, the timing of the delivery of racing cars, particularly for the CART Series, can significantly affect our quarterly results of operations when compared to a previous quarter due to the number of Fridays (and therefore the number of racing cars delivered) in the particular quarter.


     When quarterly financial results fluctuate, you may not be able to predict what our financial results will be for the full year. In addition, you may be unable to compare our results of one quarter to our results of the previous quarter due to timing differences. This may affect your ability to analyze Reynard's results on a quarterly basis. Such a fluctuation could also affect the market price of Reynard's stock.


     The timing of the initiation and conclusion of design and engineering contracts with our customers also can significantly affect our quarterly results of operations when compared to a previous quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Seasonality and Quarterly Results" for a discussion of our quarterly results.


POTENTIAL LIABILITY FOR ENVIRONMENTAL CONTAMINATION



     We are involved in the manufacturing industry and have by-products from our manufacturing processes that must be disposed of in accordance with governmental requirements. We believe that our operations are in substantial compliance with all applicable environmental laws and regulations. Nonetheless, if damage to persons or property or contamination of the environment is determined (1) to have been caused or exacerbated by our conduct, or (2) to have been caused or exacerbated by pollutants, substances, contaminants or wastes used, generated or disposed of by us, or (3) which may be found on our property, then we may be held liable for such damage and may be required to pay the cost of investigation and/or remediation of such contamination or any related damage. The amount of such liability could be material and may not be covered by insurance. Changes in the provisions or application of environmental laws, regulations or requirements or the discovery of unknown conditions, could also require us to make additional material expenditures.



DILUTION



     You will experience immediate and substantial dilution of $11.65 per share in net tangible book value of the common stock from the initial public offering price. See "Dilution."


SHARES ELIGIBLE FOR FUTURE SALE


     Sales of significant amounts of the common stock in the public market after this offering, or the perception that such sales may occur, could cause the market price of the common stock to drop. After the offering, 13,901,214 shares of common stock will be outstanding. The 3,600,000 shares offered hereby will be freely transferable after the offering (4,140,000 shares if the Underwriters' over-allotment option is exercised in full) unless purchased by affiliates of Reynard, as defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").



     Our officers, directors and current stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of their shares (approximately 10,301,214 shares) for a period of 180 days from the date of this prospectus without the prior written consent of NationsBanc

Montgomery Securities LLC on behalf of the Underwriters. See "Shares Eligible for Future Sale" and "Underwriting."


NO CURRENT INTENTION TO PAY DIVIDENDS


     We anticipate that all of our earnings in the near term will be used for the development and expansion of our business. Therefore, we do not plan to pay cash dividends. Our future dividend policy will depend on our:


     - earnings;



     - capital requirements;



     - financial condition;



     - bank facilities; and



     - other factors considered relevant by the Board of Directors.


     We are a holding company and will not have our own operations. Therefore, we will rely on dividends or other advances from our subsidiaries to fund any cash dividends to holders of common stock.

ANTI-TAKEOVER PROVISIONS


     The General Corporation Law of the State of Delaware contains certain provisions which may delay or prevent an attempt by a third party to acquire control of Reynard. Our Certificate of Incorporation and By-laws contain provisions that authorize the issuance of preferred stock, and establish advance notice requirements for director nominations and actions to be taken at stockholder meetings. These provisions could discourage or impede a tender offer, proxy contest or other similar transaction involving control of Reynard, even if viewed favorably by stockholders.



     In addition, the severance provisions included in employment agreements with certain members of management could impede an attempted change of control of Reynard. We also have adopted a Stockholder Rights Plan which may have the effect of impeding a hostile attempt to acquire control of Reynard. See "Description of Capital Stock -- Delaware Law" and -- "Delaware Law and Certain Charter and By-Law Provisions."


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements and information contained in this prospectus are not historical facts, but are forward-looking statements. Many of these forward-looking statements are contained under the headings "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements concern:


     - our future, proposed and anticipated activities;



     - certain trends with respect to our revenues;



     - operating results on a proforma basis;



     - capital resources and liquidity;



     - our competitive position;



     - the motorsports industry in general; and



     - similar statements.

     These statements include some risks and uncertainties that are beyond our control. Accordingly, actual results may differ, sometimes materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under "Risk Factors." The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to this offering or other initial public offerings.

                                USE OF PROCEEDS


     The net proceeds to Reynard from the sale of the 3,240,000 shares of common stock offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses) are expected to be approximately $40.5 million. This assumes an initial public offering price of $14.00 per share, the mid-point of the price range on the cover page of this prospectus. Reynard intends to use:



     - approximately $12.1 million to fund the Gemini Acquisition;



     - approximately $9.7 million to repay a loan to Reynard from Dr. Reynard;



     - approximately $4.3 million to upgrade the computational fluid dynamics ("CFD") computer systems and to purchase additional computer equipment; and



     - approximately $14.4 million to fund future growth and for working capital and general corporate purposes.



     See "Business--Design and Development" for a discussion of CFD technology.



     The estimated amounts and uses set forth above indicates Reynard's intentions for use of the net proceeds from this offering. Reynard may reallocate proceeds for other working capital or general corporate purposes Reynard deems to be in its best interest, due to unforeseen change in circumstances concerning matters such as economic conditions, availability of alternate financing or the existence of an acquisition or development opportunity.



     The loan from Dr. Reynard is in the form of a facility letter, due and payable on demand, with interest accruing at the National Westminster Bank's base rate plus 2 1/2%. Reynard has received a letter from Dr. Reynard in which he states that he does not expect to be paid or credited with interest on the money lent to date. Reynard currently has no agreements with respect to any acquisitions other than the Gemini Acquisition, but it regularly engages in discussions relating to potential acquisitions.



     Pending application of the net proceeds of this offering, Reynard will invest the proceeds in short-term, interest-bearing, investment grade securities. Reynard will not receive any proceeds from the sale of shares of common stock to be sold by the Selling Stockholders.


                                DIVIDEND POLICY


     Reynard intends to retain future earnings for the operation and expansion of its business. Reynard does not anticipate paying any cash dividends in the near term. Any decision by the Board of Directors concerning the payment of dividends on the common stock in the future will be dependent upon Reynard's (1) results of operations, (2) financial condition, (3) cash requirements, (4) capital expenditure requirements and (5) other factors deemed relevant by the Board of Directors.

                                    DILUTION


     Reynard's net tangible book value at September 30, 1998 was $(3,886,000) or $(0.36) per share. Net tangible book value per share represents Reynard's total tangible assets less its total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of the shares of common stock offered hereby (assuming an initial price of $14.00 per share, the midpoint of the price range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses), Reynard's pro forma net tangible book value at September 30, 1998 would have been approximately $32,599,000 or $2.35 per share. This represents an immediate increase in net tangible book value per share of $2.71 to existing stockholders and an immediate dilution of $11.65 per share to the investors purchasing shares of common stock at the initial public offering price. Amounts have been transferred into U.S. dollars, solely for your convenience, at a rate of L1.00 = $1.6995, the noon buying rate in the City of New York for cable transfers in pounds sterling for customs purposes by the Federal Reserve Bank of New York on September 30, 1998. The following table illustrates the dilution and net tangible book value to new investors:



Assumed price to public.....................................              $  14.00
  Net tangible book value before offering...................  $  (0.36)
  Increase attributable to new investors....................      2.71
                                                              --------
Pro forma net tangible book value after offering............                  2.35
                                                                          --------
Dilution to new investors...................................              $  11.65
                                                                          ========



     The following table provides the number of shares purchased from Reynard, the effective cash contributions made and the average price per share paid by existing stockholders and by purchasers of the common stock in this offering (assuming an initial offering price of $14.00 per share):



                                                           TOTAL
                           SHARES PURCHASED          CONSIDERATION PAID
                       ------------------------   ------------------------    AVERAGE PRICE
                         NUMBER         PERCENT     AMOUNT         PERCENT      PER SHARE
                       -----------      -------   -----------      -------    -------------
Existing
  Stockholders.......   10,661,214         77%    $   428,000          1%         $0.04
New Investors........    3,240,000         23      45,360,000         99          14.00
                       -----------        ---     -----------        ---
          Total......   13,901,214        100%    $45,788,000        100%
                       ===========        ===     ===========        ===

                                 CAPITALIZATION


     The following table provides the total capitalization of Reynard as of September 30, 1998, and pro forma capitalization to reflect (1) the receipt and application by Reynard of the estimated net proceeds (based on an assumed initial public offering price of $14.00 per share) from the issuance by Reynard of the shares of common stock in the offering, after deducting underwriting discounts and commissions and estimated expenses of the offering payable by Reynard and (2) the Gemini Acquisition. Certain information in this prospectus has been translated into U.S. dollar amounts from pound sterling amounts. Unless otherwise indicated, the translations of pound sterling amounts into U.S. dollar amounts have been made at (POUND)1.00 = $1.6995, which is the rate on September 30, 1998. You should read this table in conjunction with the unaudited pro forma consolidated financial statements of Reynard and the related notes included elsewhere in this prospectus.



                                                              AS OF SEPTEMBER 30, 1998
                                                              ------------------------
                                                              ACTUAL     PRO FORMA (1)
                                                              -------    -------------
                                                               (DOLLARS IN THOUSANDS)
Long-term debt and capital lease obligations (excluding
  current portion)..........................................  $    --       $ 1,415
Stockholders' equity:
Preferred stock, $.01 par value, 5,000,000 shares
  authorized; none issued and outstanding...................       --            --
  Common Stock, $.0001 par value:
     50,000,000 authorized; 10,661,214 issued and
     outstanding as of September 30, 1998; and 13,901,214
     issued and outstanding, as adjusted....................        1             1
     Additional paid in capital.............................    1,585        42,120
     Foreign Currency Translation Adjustment................       74            74
     Retained earnings (accumulated deficit)................   (4,676)       (4,676)
Total stockholders' equity (deficit) (1)....................   (3,016)       37,519
Total capitalization........................................  $(3,016)      $38,934
                                                              =======       =======


---------------


(1) Does not include 2,450,000 shares reserved for issuance under Reynard's employee and director stock option plans. Also excludes additional options for 426,449 shares which were granted in September 1998 at an exercise price per share of $13.49. See "Management - Stock Option Plans."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA



     The selected consolidated financial data in the table for the four years in the period ended September 30, 1998 are derived from Reynard's Consolidated Financial Statements which have been audited by Deloitte & Touche, independent auditors. The selected consolidated financial data in the table for the year ended September 30, 1994 are derived from Reynard's audited financial statements. The pro forma financial information gives effect to (1) the Gemini Acquisition, (2) the offering and the application of the net proceeds therefrom, and (3) the reorganization, as if each of the events had occurred on October 1, 1997. You should read the following information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Unaudited Pro Forma Financial Information and related notes, and Reynard's Consolidated Financial Statements and notes contained elsewhere in this prospectus.



                                                                YEAR ENDED SEPTEMBER 30,
                                                     -----------------------------------------------
                                                                       HISTORICAL                        PRO
                                                     -----------------------------------------------    FORMA
                                                      1994      1995      1996      1997      1998       1998
                                                     -------   -------   -------   -------   -------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
  Products.........................................  $12,079   $18,952   $22,406   $39,039   $45,929   $ 49,138
  Services.........................................    2,147     2,701     6,493    10,803    12,788     12,788
  Other revenue....................................       --        --        --        --        --         50
                                                     -------   -------   -------   -------   -------   --------
        Total Revenues.............................   14,226    21,653    28,899    49,842    58,717     61,976
                                                     -------   -------   -------   -------   -------   --------
COST OF GOODS SOLD:
  Products.........................................   10,375     8,814     9,928    19,502    24,066     25,007
  Services.........................................      817     1,232     3,750     5,951     5,023      5,023
                                                     -------   -------   -------   -------   -------   --------
        Total cost of goods sold...................   11,192    10,046    13,678    25,453    29,089     30,030
                                                     -------   -------   -------   -------   -------   --------
GROSS PROFIT.......................................    3,034    11,607    15,221    24,389    29,628     31,946
GENERAL AND ADMINISTRATIVE EXPENSES (1)(2).........    2,276    11,285    13,766    21,462    24,367     20,242
                                                     -------   -------   -------   -------   -------   --------
INCOME FROM OPERATIONS.............................      758       322     1,455     2,927     5,261     11,704
  Write-off of equity investment (4)...............       --        --        --        --    (7,349)    (7,349)
  Minority interest in loss of subsidiary..........       --        --        --        --       105        105
  Interest income..................................       10       165       166       171        51         51
  Interest expense (3).............................      (41)      (20)       --        --      (919)      (161)
                                                     -------   -------   -------   -------   -------   --------
INCOME (LOSS) BEFORE INCOME TAXES..................      727       467     1,621     3,098    (2,851)     4,350
INCOME TAX EXPENSE.................................      175       114       563     1,105     1,910      3,838
                                                     -------   -------   -------   -------   -------   --------
NET INCOME (LOSS)..................................  $   552   $   353   $ 1,058   $ 1,993   $(4,761)  $    512
                                                     -------   -------   -------   -------   -------   --------
EARNINGS (LOSS) PER SHARE --
  BASIC AND DILUTED................................  $   .05   $   .03   $   .10   $   .19   $  (.45)  $    .04
                                                     -------   -------   -------   -------   -------   --------
WEIGHTED AVERAGE SHARES OUTSTANDING --
  BASIC AND DILUTED................................   10,661    10,661    10,661    10,661    10,661     12,218
                                                     -------   -------   -------   -------   -------   --------
OTHER DATA:
  Gross margin.....................................    21.3%     53.6%     52.7%     48.9%     50.5%      51.5%
  Operating margin.................................     5.3%      1.5%      5.0%      5.9%      9.0%      18.9%
  Depreciation and amortization....................  $   251   $   408   $   535   $   898   $ 1,040   $  2,469
  Capital and tooling expenditures.................  $   874   $   650   $ 1,963   $ 3,494   $ 6,368   $  6,775
  Number of cars produced..........................       38        36        38        67        76        N/A
  Number of racing wins............................       12        18        16        16        22        N/A
BALANCE SHEET DATA:
  Working capital (deficit)........................  $  (416)  $  (625)  $  (595)  $(4,793)  $(9,198)  $ 20,498
  Total assets.....................................    5,433    13,149    11,891    18,409    29,702     65,828
  Long-term debt and capital lease obligations
    (less current portion).........................       --        --        --        --        --      1,415
  Total stockholders' equity (deficit).............      930     1,285     2,296       741    (3,016)    37,519

---------------


(1) General and Administrative expenses for the years ended September 30, 1996, 1997 and 1998 include remuneration to Dr. Reynard, the Chairman of Reynard and its principal shareholder. Effective October 1, 1998 Reynard entered into an agreement with Dr. Reynard whereby his total compensation is fixed at $1.5 million per annum, plus pension contributions. The agreement expires December 31, 2001. The pro forma statement of income data for the year ended September 30, 1998 excludes remuneration of $6,340,000, which will be discontinued as a result of the agreement. Because Dr. Reynard is a stockholder of the Company, the agreement constitutes a related party transaction. Management does not intend to resume making such payments to Dr. Reynard in the foreseeable future.



(2) General and Administrative expenses for the historical and pro forma year ended September 30, 1998 include compensation expense of $239,000 related to the issuance on September 30, 1998 of stock options to Alex S. Hawkridge, Reynard's President and Chief Executive Officer, below their fair value on the date of such issuance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(3) Interest expense for the year ended September 30, 1998 relates to interest recorded on notes payable to Dr. Reynard. The pro forma statement of income data for the year ended September 30, 1998 excludes interest expense of $919,000 as a result of the repayment of the notes payable to Dr. Reynard with a portion of the proceeds of the Offering. See "Use of Proceeds."



(4) The equity investment written off for the historical and pro forma year ended September 30, 1998 represents the total write-off of Reynard's investment in BAR including its proportionate share of bank debt guarantees. Reynard does not expect to incur additional losses in the future relating to their investment and there are no plans to make additional equity investments in BAR or extend additional guarantees for BAR indebtedness.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto and "Selected Consolidated Financial Data" included elsewhere in this Prospectus.


GENERAL


     Reynard's sales have grown at a compounded annual growth rate of 42.5% from 1994 to 1998 and of 42.5% from 1996 to 1998. Reynard typically enters into purchase agreements for the sale of racing cars and design and engineering services as much as six months in advance of delivery. As of December 1, 1998, Reynard had entered into purchase agreements for racing cars and services representing revenue of $46.90 million in fiscal 1999. Reynard derives a substantial portion of its total revenues in advance of and during the first half of the worldwide racing season during the months of January through July. A racing season will typically run from March through October. A majority of Reynard's racing car sales occur before the season starts in Reynard's second quarter. Parts and service sales primarily occur in Reynard's third quarter.



     Reynard designs and develops new cars at the conclusion of the racing season, which corresponds with Reynard's fourth and first quarters. The associated research and development costs are expensed as they occur. Reynard generally only manufactures racing cars once purchase orders have been received, which primarily occurs in Reynard's first quarter. Service revenue, which is primarily derived from design and engineering programs on touring and sports racing cars, is generated on a contract by contract basis. The timing of the initiation and closure of these contracts can lead to significant variances in quarterly service revenue and Reynard's operating results.



     Since its inception, Reynard has progressed from manufacturing racing cars for Formula Ford in the 1970's, Formula Three in the 1980's, and Formula 3000 in the late 1980's and early 1990's to CART in 1994, and Formula One in 1999. Reynard has continued to leverage its success and technical expertise gained in each of these series and graduate into more advanced series in which revenue and profit per car are greater. The more advanced race series require superior research and development using state of the art technology and engineering expertise. The most advanced work is done within Formula One. Historically, Reynard has exited some of the less advanced race series upon entering a more advanced series. This decision has been driven by capacity constraints and the higher cost structure needed to support production of cars for the more advanced series. These higher costs are attributable primarily to research and development and are technology related.



     As a result of the BAR joint venture, Reynard will have access to certain of BAR's technological know how (not in written or machine readable form). Reynard believes that this access to research and development ideas will enhance its other motorsports projects by improving its knowledge database and methodology and manufacturing processes. In particular, Reynard will have access to technical know how and methodology to increase the performance, safety and durability of its racing cars. Reynard does not intend to exit any race series as a result of its entry into Formula One. In order to increase capacity, Reynard intends to expand its existing operations in Oxfordshire, England and Indianapo-lis, Indiana. Reynard may seek to acquire companies that will complement and expand existing operations.



     Reynard has a reputation for winning and is able to rapidly design and engineer new racing cars using advanced techniques in aerodynamics and composite design. These factors have contributed to Reynard's success in attracting automobile manufacturers as customers for its engineering and design services. Over the past two years Chrysler, Ford and Panoz, amongst others, have selected Reynard to support their motorsports efforts in selective projects. For example Reynard was awarded the aerodynamic design work and production of composite parts for the Dodge Viper GT racing cars. These automobile manufacturers are representative of Reynard's customer base for service projects. The engineering and design services provided for projects of this type comprise a significant portion of Reynard's revenue. In fiscal 1998, service revenues from Chrysler, Ford and Panoz represented 5.7%, 5.4% and 27.0%, respectively, of Reynard's total service revenues. In fiscal 1997, service revenue from Chrysler, Ford and Panoz represented 25.1%, 37.0% and 11.6%, respectively, of Reynard's total service revenue.



     In conjunction with Reynard's entry into Formula One, Reynard has expanded its service technology to include CFD. Reynard currently generates service revenue by providing engineering staff and software analysis needed for CFD design applications on a fee-per-usage basis. Reynard believes that a significant portion of its future growth will be in the form of expanded sales of higher margin services to its motorsports customers, such as CFD software analysis, wind tunnel testing and seven post suspension rig testing. Through the application of these services, Reynard's customers are able to simulate and evaluate the effects of subtle changes in the engineering and set up of individual cars moving at high speeds and apply the results of such tests to maximize the performance of their racing cars. Reynard has designed and built a state-of-the-art 50% scale model, moving ground open jet wind tunnel in Indianapolis, which is provided on a fee-per-usage basis to CART racing teams and others. In 1999, Reynard will construct a seven post suspension rig testing facility in Indianapolis, which will also be provided on a fee-per-usage basis to CART racing teams and other potential customers.



     BAR. In October 1997, Reynard entered into a joint venture agreement with BAT and Mount Eagle, Inc. to form BAR. Reynard believes that Mount Eagle, Inc. was formed for the purpose of investing in BAR. Mount Eagle, Inc. owns a 35% interest in BAR and BAT owns a 50% interest in BAR. Reynard has agreed to commit its management expertise and technology to BAR, in exchange for an ongoing management fee for directors' services and access to certain technology (not in written or machine readable form). In addition, Reynard has invested $5.3 million for a 15% equity interest in BAR. It is anticipated that Reynard will provide contract manufacturing services to BAR in its early stages on a fee-for-service basis. Under the terms of the directors service agreements, Dr. Reynard, Mr. Oastler and Mr. Borne will act as technical director, chief designer and commercial director and will devote a substantial portion of their time to BAR. The payments to Reynard from BAR for these management services during the year ended September 30, 1998 was $2.17 million. Reynard has build two show cars for BAR and composite work, general research and development, a gearbox testing and other incidental manufacturing and other services. BAR will build and maintain its own independent design, engineering, research and development and manufacturing staff and facilities adjacent to Reynard's facilities in the Motorsport Valley of the UK. Reynard has accounted for its ownership stake under the equity method of accounting due to Reynard's ability to exercise significant influence over the operating and technical policies of BAR. However as a result of losses incurred during the start up phase of BAR, the equity investment of $5.3 million has been fully written-off and Reynard has recognized its share of a BAR bank guarantee, resulting in a charge of $7.35 million in the year ended September 30, 1998. Reynard does not expect to incur additional losses in the future relating to its investment. Management currently has no plans to make additional equity investments in BAR or extend additional guarantees for BAR indebtedness.



     REYNARD AVIATION. In January 1998, Reynard and Virgin Airlines joined together to establish Reynard Aviation. Through this arrangement, Reynard has capitalized on its expertise in composite material usage, combined with its technical knowledge, to design and develop a light-weight, strong and functional fully-reclining business class aircraft seat. The project was primarily funded by Virgin Airlines, with Reynard receiving a 20% equity interest in Reynard Aviation. Reynard accounts for its ownership interest in Reynard Aviation under the cost method of accounting because Reynard does not have the ability to influence the operating or financial decisions of Reynard Aviation.



     WIND TUNNEL FACILITY. Wholly-owned subsidiaries of Reynard are the manager and a 59% owner of Auto Research Center, LLC ("ARC"). ARC owns and operates the wind tunnel facility in Indianapolis. Reynard owned a 49% interest at September 30, 1998, which increased to 59% interest in December 1998. Unaffiliated entities currently own 40% of the membership interest and Bruce Ashmore, a member of Reynard's senior management team, owns 1% of the membership interest. ARC sells time in the wind tunnel on a fee-per-usage basis. The operations of ARC are consolidated in Reynard's financial statements, with a minority interest recorded with respect to the membership interests owned by unaffiliated entities.



     Set forth below are selected income and expense items and the relationship of such income and expense items to total revenues for the years ended September 30, 1996, 1997 and 1998.



                                                      YEAR ENDED SEPTEMBER 30
                                       -----------------------------------------------------
                                            1996               1997               1998
                                       ---------------    ---------------    ---------------
                                                      (DOLLARS IN THOUSANDS)
REVENUES:
  Products...........................  $22,406    77.5%   $39,039    78.3%   $45,929    78.2%
  Services...........................    6,493    22.5%    10,803    21.7%    12,788    21.8%
                                       -------   -----    -------   -----    -------   -----
          Total revenues.............   28,899   100.0%    49,842   100.0%    58,717   100.0%
                                       -------   -----    -------   -----    -------   -----
COST OF GOODS SOLD:
  Products...........................    9,928    34.4%    19,502    39.2%    24,066    41.0%
  Services...........................    3,750    12.9%     5,951    11.9%     5,023     8.6%
                                       -------   -----    -------   -----    -------   -----
          Total cost of goods sold...   13,678    47.3%    25,453    51.1%    29,089    49.5%
                                       -------   -----    -------   -----    -------   -----
GROSS PROFIT.........................   15,221    52.7%    24,389    48.9%    29,628    50.5%
                                       -------   -----    -------   -----    -------   -----
GENERAL AND ADMINISTRATIVE EXPENSES
  (1)................................   13,766    47.7%    21,462    43.0%    24,367    41.5%
                                       -------   -----    -------   -----    -------   -----
INCOME FROM OPERATIONS...............    1,455     5.0%     2,927     5.9%     5,261     9.0%
Share of loss in equity investment...       --                 --             (7,349)
Minority interest in loss of
  subsidiaries.......................       --                 --                105
Interest income......................      166                171                 51
Interest expense.....................       --                 --               (919)
                                       -------   -----    -------   -----    -------   -----

                                                      YEAR ENDED SEPTEMBER 30
                                       -----------------------------------------------------
                                            1996               1997               1998
                                       ---------------    ---------------    ---------------
                                                      (DOLLARS IN THOUSANDS)
INCOME (LOSS) BEFORE INCOME
  TAXES..............................    1,621     5.6%     3,098     6.2%    (2,851)  (4.9)%
Income tax expense...................      563              1,105              1,910
                                       -------   -----    -------   -----    -------   -----
NET INCOME (LOSS)....................  $ 1,058     3.7%   $ 1,993     4.0%    (4,761)  (8.1)%
                                       =======   =====    =======   =====    =======   =====


---------------


(1) The results for years ended September 30, 1996, 1997 and 1998 include remuneration to Dr. Reynard, the Chairman of Reynard and its principal shareholder. This remuneration has a significant effect on general and administration expenses and income before taxes of Reynard. Pursuant to a Services Agreement with Dr. Reynard, compensation payable to Dr. Reynard for services he will provide to Reynard will total $1.5 million per year plus pension contributions.

REVENUES


     Reynard derives its revenues primarily from the sale of products and provision of services.



     PRODUCT SALES. Product sales consist of sales of (1) racing cars and associated spare parts to CART, Formula Nippon and Barber Dodge racing teams; and (2) racing cars produced in conjunction with projects for automobile manufacturer's entries into touring, sports car and GT1 racing series. The sale of new racing cars is in accordance with negotiated contractual commitments with race teams that are entered into approximately six months in advance of delivery. Advance deposits are collected at the time of receiving the order, with the balance payable upon delivery of the racing car. The sale of a new racing car will automatically generate an initial sale of spare parts for basic vehicle servicing and maintenance and an ongoing parts revenue stream over the life of the racing car. The sale of update kits is dependent upon the life of the racing car, which varies from race series to race series, combined with the level of investment by race teams to maintain a competitive edge.



     SERVICE SALES. Revenues derived from services include: (1) engineering and design work for touring car and sports car racing series; (2) specific engineering and design projects for the CART Series; (3) fees for CFD analysis;
(4) fees for use of Reynard's proprietary wind tunnels; and (5) fees for the production of wind tunnel models.


COST OF GOODS SOLD


     Reynard classifies its cost of goods sold into cost of sales and direct project expenses that are attributable to product and service revenues, together with operating and non-operating overheads, as discussed below.



     COST OF SALES (PRODUCT). Reynard purchases raw materials to fabricate components for racing cars and spare parts. Externally manufactured parts may also be purchased where appropriate. This category also includes personnel costs.



     COST OF SALES (SERVICES). Cost of sales (services) includes costs, such as personnel, wind tunnel, jigs, molds and tooling costs, specifically linked to service projects.



     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses include sales and marketing, warranty, freight and property costs. It also includes purchases of consumables, personnel costs, directors' remuneration, administrative expenses, depreciation, foreign exchange gains/losses and other miscellaneous items.



     RESEARCH AND DEVELOPMENT COSTS. Research and development costs related to present and future products are expensed as incurred. Reynard's research and development costs historically have fluctuated from year to year. Research and development costs will be higher during periods when there is significant vehicle development activity. For example, during 1996, Reynard developed the Ford Indigo and the Panoz GT1 cars, and commenced work for the Ford Mondeo Touring Car. In 1998, the Formula Nippon and the hybrid Panoz GT1 cars were developed. In 1995 and 1997, there were fewer projects at a development stage, and therefore Reynard had less research and development expenses.

RESULTS OF OPERATIONS


YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO YEAR ENDED SEPTEMBER 30, 1997



     Total revenues for 1998 were $58.72 million, an increase of $8.88 million, or 17.8%, from 1997.



     Product sales for 1998 were $45.93 million, an increase of $6.89 million, or 17.6%, from 1997. This increase was attributable to growth of $5.52 million arising from higher volume of racing cars and spare parts sold to CART teams and an increase of $1.78 million from the supply of racing cars to the 1998 Barber Dodge series, which commenced in the final quarter of 1997. This was partially offset by reductions of $0.67 million as a result of the discontinuation of the Ford Mondeo Touring Car program and $1.28 million for the various Chrysler programs, including the Stratus Touring Car.



     Service sales for 1998 were $12.79 million, an increase of $1.99 million, or 18.4% from 1997. Of this increase $2.20 million arose from the Panoz project, $3.53 million from the BAR program and $0.84 million which was attributable to commencement of CFD revenues. This was partially offset by reductions of $3.31 million following the completion of the Ford Mondeo Touring Car program, $0.58 million from the Virgin airline seat project and $1.97 million from various Chrysler programs, including the Stratus Touring Car.



     Cost of sales (product) for 1998 was $24.07 million, an increase of $4.56 million, or 23.4%, from 1997, $1.53 million of this increase was attributable to the Barber Dodge race cars and $3.09 million to the continuing growth of the CART program. This was partially offset by a reductions in costs of $0.67 million attributable to the various Chrysler programs, including the Stratus Touring Car.



     Cost of sales (services) for 1998 was $5.02 million, a decrease of $0.93 million, or 15.6%, from 1997. This decrease was primarily attributable to cost reductions of $2.44 million for the Ford Mondeo Touring Car program and $1.03 million for the prototype and testing of Virgin airline seats.



     Gross profit was 50.5%, compared to 48.9% for the prior year. This increase was primarily due to the higher margin services which commenced during the year, including management fees from BAR and consultancy fees for CFD services. This was partially offset by the wind down of various programs, including the Ford Mondeo and Chrysler Stratus Touring Car programs discussed above.



     General and administrative expenses, excluding payments to the principal shareholder ($7.99 million), for 1998 were $16.38 million, an increase of $4.91 million, or 42.8% from 1997 (excluding payments to the principal shareholder of $10.0 million). This increase was attributable to the expansion of the administrative and information technology function to support Reynard's growth and increased depreciation following investment in plant and equipment for the CFD program. General and administrative expenses, excluding payments to the principal shareholder, for 1998 represent 27.9% of total sales, compared to 23.0% for 1997. This increase is the result of investment in infrastructure to support future growth. During 1998, Reynard incurred expenses of $0.74 million for doubtful accounts. This primarily related to closure expenses of $0.42 million for the Ford Mondeo Touring Car and $0.31 million for the Panoz GT1 programs. General and administrative expenses for 1998 also include compensation expense of $0.24 million. This non-cash compensation expense relates to the issuance on September 30, 1998 of stock options below their fair value to Alex
S. Hawkridge, Reynard President and Chief Executive Officer.

     The write-off of equity investments for 1998 was $7.35 million. This represents the Company's 15% investment in BAR which has been fully written off and Reynard's share of BAR's guaranteed debt obligations.



     The minority interest in losses of subsidiaries for 1998 was $0.10 million. This represents the share of the loss incurred by ARC which is attributable to unaffiliated members.



     Interest income for 1998 was comparable to 1997.



     Interest expense for 1998 was $0.92 million, an increase of $0.92 million, or 100%, from 1997. This charge represents the interest due on the loan from Dr. Reynard. Reynard has received a letter from Dr. Reynard in which he states that he does not expect to be paid or credited with interest on money lent to date.



     Loss before income taxes for 1998 was $2.85 million, a decrease of $5.95 million, as compared to the income achieved during 1997, as a result of the factors described above.



     Income tax expense for 1998 was $1.91 million, an increase of $0.81 million as compared to 1997.



     Net loss for 1998 was $4.76 million, a decrease in net income of $6.75 million from 1997 as a result of the factors described above.


YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO YEAR ENDED SEPTEMBER 30, 1996


     Total revenues for 1997 were $49.84 million, an increase of $20.94 million, or 72.5%, from 1996.



     Product sales for 1997 were $39.04 million, an increase of $16.63 million, or 74.2%, from 1996. This increase was attributable to growth of $9.59 million arising from the higher volume of racing cars and spare parts sold to CART teams and increases of $5.96 million and $1.91 million relating to the commencement of supply of Panoz GT1 cars and Ford Mondeo Touring Cars. In addition, product sales included $0.37 million for the supply of race cars to the Barber Dodge Series, which commenced during the final quarter of 1997.



     Service sales for 1997 were $10.80 million, an increase of $4.31 million, or 66.4%, from 1996. This additional revenue was the result of increases of $0.97 million from various Chrysler projects, including the Stratus Touring Car, and $3.75 million from the Ford Mondeo Touring Car program, for which preliminary work commenced during the third quarter of 1996. In addition, revenue of $1.41 million was derived from the development of the Virgin airline seat, which commenced in the second quarter of 1997 and continued until the second quarter of 1998.



     Cost of sales (product) for 1997 was $19.50 million, an increase of $9.57 million, or 96.4%, from 1996. This aggregate increase was attributable to costs of $3.88 million relating to the commencement of the Panoz GT1 project and an increase of $2.04 million for the Ford Mondeo Touring Car program, together with an increase of $4.85 million associated with the growth of the CART program.



     Cost of sales (service) for 1997 was $5.95 million, an increase of $2.20 million, or 58.7%, from 1996. Of this increase, $2.57 million was attributable to the Ford Mondeo Touring Car program and $1.03 million to the Virgin airline seat development, which commenced in the second quarter of 1997 and continued until the second quarter of 1998.

These increases were partially offset by a reduction of $1.87 million following the completion of the Ford Indigo project.


     Gross profit was 48.9%, compared to 52.7% for the prior year. This reduction was due to the commencement of the new programs, including the development of the Virgin airline seat and the Ford Mondeo Touring Car discussed above.

     General and administrative expenses, excluding payments to the principal shareholder ($10.0 million), for 1997 were $11.47 million, an increase of $2.41 million, or 26.6%, from 1996 (excluding payments to the principal shareholder of $4.70 million). This increase was due to higher depreciation charges following investment in plant and equipment to increase the Company's engineering capability. This was partially offset by the reduction in non-specific research and development expenditure. General and administrative costs, excluding payments to principal shareholders, for 1997 represent 23.0% of total sales, compared to 31.4% for 1996. This decrease is due to the Company leveraging its personnel overhead during a period of significant sales growth.

     Interest income and expense for 1997 were comparable to prior years.

     Income before income taxes for 1997 was $3.10 million, an increase of $1.48 million, or 91.1% from 1996, as a result of factors described above.

     Income tax expense for 1997 was $1.11 million, an increase of $0.54 million from 1996.

     Net income for 1997 was $1.99 million, an increase of $0.94 million from 1996, as a result of the factors described above.


SEASONALITY AND QUARTERLY RESULTS



     Reynard derives a substantial portion of its total revenues from product sales that are made during the second and third quarters of the fiscal year. Reynard expenses all research and development costs as they are incurred. Similarly, a substantial amount of project costs are incurred during the first and fourth quarters of the fiscal year. Historically, Reynard's revenues are higher in the second and third quarters of the year due to the number of racing cars and equipment delivered during such period. Reynard accounts for revenues at the time of delivery of a racing car, which usually occurs on a Friday. The timing of the delivery of racing cars, particularly for the CART Series, can significantly alter Reynard's quarterly results of operations when compared to a previous quarter due to the number of Fridays, and therefore the number of racing cars delivered, in the particular quarter.



     As a result, Reynard's business has been, and is expected to remain, seasonal based upon these external factors. Reynard's quarterly results are dependent on the timing of the following activities:



          PERIOD                               ACTIVITY
          ------                               --------
Quarter ended December 31     Building racing cars for sale
Quarter ended March 31        Selling racing cars
Quarter ended June 30         Selling parts
Quarter ended September 30    Designing racing cars for the upcoming
                              season

     Service income is generated by individual contracts. The timing of the initiation and closure of these contracts can lead to significant variances in quarterly service revenue and Reynard's operating results.



     The following table presents selected quarterly financial information of Reynard for each of the four quarters of 1996, 1997 and 1998. This information has been prepared by Reynard on a basis consistent with Reynard's consolidated financial statements and related notes included elsewhere in this prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of the results of such quarters. The tables should be read in conjunction with "Selected Consolidated Financial Data," Reynard's consolidated financial statements and the related notes thereto and the other financial information included elsewhere in this prospectus.



                                                  QUARTERS ENDED
                                  -----------------------------------------------
                                  DECEMBER 31   MARCH 31   JUNE 30   SEPTEMBER 30    TOTAL
                                  -----------   --------   -------   ------------   -------
                                              (DOLLARS IN THOUSANDS)
Total Revenues
                           1996     $5,885      $11,332    $8,147      $ 3,535      $28,899
                           1997      8,239       20,615    13,593        7,395       49,842
                           1998     11,119       20,957    18,687        7,954       58,717
Gross Profit
                           1996     $3,539      $ 5,106    $4,677      $ 1,899      $15,221
                           1997      5,097       10,528     6,600        2,164       24,389
                           1998      4,631        8,943    11,532        4,522       29,628
Operating Income (Loss)
                           1996     $  277      $ 1,694    $1,559      $(2,075)     $ 1,455
                           1997        (78)       5,407     1,075       (3,477)       2,927
                           1998     (1,571)(2)    1,994     4,561          277        5,261
Income Before
  Income Taxes
                           1996     $  338      $ 1,735    $1,592      $(2,044)     $ 1,621
                           1997        (57)       5,462     1,143       (3,450)       3,098
                           1998     (6,070)(1)    1,484     3,717       (1,982)      (2,851)
Net Income (Loss)
                           1996     $  282      $ 1,580    $1,453      $(2,257)     $ 1,058
                           1997        139        3,622       721       (2,489)       1,993
                           1998     (5,549)(1)      817     2,229       (2,258)      (4,761)


---------------


(1) Attributable to the total write off of Reynard's BAR investment.



(2) Attributable to the discontinuation of the Ford Mondeo Touring Car Program.



     Because of Reynard's fluctuations in sales, historical quarterly operating results do not reflect management's expectations of future quarterly operating results. Management believes that future operating results will fluctuate on a quarterly basis due to a variety of factors, including seasonal cycles associated with the motorsports industry, the timing of orders for racing cars and spare parts, the timing of service projects undertaken for third parties and changes in the mix of products and services ordered by customers. Management anticipates that Reynard's sales will normally be lowest in its first and fourth fiscal quarters, which end December 31 and September 30, respectively.

LIQUIDITY AND CAPITAL RESOURCES


     Reynard has historically relied on cash flow from operations, supplemented by loans from the principal shareholder, to finance working capital, investments and capital expenditures. The loan from the principal shareholder will not be available to Reynard following the offering.



     For 1998, net cash provided by operating activities was $5.30 million, as compared to $0.80 million used in 1997. This was largely comprised of a net loss of $4.76 million offset by non-cash charges for depreciation and amortization of $1.04 million and the write-off of equity investments of $7.35 million and the waiver of interest by the principal shareholder of $0.92 million, together with a net decrease in working capital of $1.31 million.



     Net cash used in investing activities was $5.94 million for 1998 as compared to $1.55 million provided for 1997. This principally consisted of $4.30 million for the investment in the equity of BAR and $6.37 million for the acquisition of property and equipment. This was partially offset by an increase in the amount owed to the principal shareholder of $4.05 million. Net cash provided by financing activities during 1998 amounted to $3.22 million, largely due to the receipt of $2.89 million relating to recovery of capital investment from the third party investors in ARC.



     Capital expenditures on property and equipment was $6.37 million for 1998 as compared to $3.49 million for 1997. The increase in capital expenditures relates to the investment in computer hardware and software for the CFD program and investment in the windtunnel facility in Indianapolis operated through ARC.



     Reynard has an unsecured bank line of credit with National Westminster Bank PLC. Interest is charged at the bank's base rate plus 2% on the first $1.70 million and the bank's base rate plus 6% thereafter (effective rates of 9.0% and 9.5% at September 30, 1997 and 1998, respectively) and is due on demand. At September 30, 1998, there was $0.52 million outstanding under the line of credit.



     The seasonality of revenue noted above causes working capital requirements to fluctuate during the year. The financial statements indicate a working capital deficit for each period as a result of the timing of the year end within the business cycle. The business is expected to remain seasonal, so no action will be taken to compensate for this working capital deficiency. These deficits have not affected Reynard's ability to operate its business. The nature of the supply of racing cars is such that significant advance deposits are received at the time of order. This can be up to six months prior to delivery of the car, and hence reduces the need for short term borrowing.



     Reynard has a loan facility provided by Dr. Adrian Reynard. This facility is repayable on demand, and is secured by way of fixed and floating charges over Reynard's assets. It bears interest at National Westminster Bank's base rate plus 2 1/2%. Reynard has received a letter from Dr. Reynard stating that he does not expect to be paid or credited with interest on the money lent to date. A portion of the proceeds from this offering will be used to repay the loan in its entirety. This facility will not be available to Reynard following the offering.



     At September 30, 1998, Reynard had cash of $3.32 million offset by short term debt of $9.67 million owed to the principal shareholder and $0.52 million owed to National Westminster Bank. In addition to the continuing operations, Reynard plans to investigate the potential acquisition opportunities in activities relating to its core business. Reynard has budgeted approximately $26.59 million of capital expenditures for property and equipment during fiscal 1999. Reynard believes that the existing cash, the proceeds of the offering and cash flow from future operations will be sufficient to fund its capital expenditures and other cash needs during fiscal 1999. Reynard currently has no plans to enter into any long-term financing arrangements.


FOREIGN CURRENCY FLUCTUATIONS


     Reynard's earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the U.S. dollar rate, reflecting the fact that most of Reynard's revenues and cash receipts are denominated in U.S. dollars while the large majority of its costs are in pounds sterling. Reynard reduces this dollar/sterling exchange risk where possible by currency hedging.



     Reynard monitors the dollar/sterling exchange rate on a daily basis and maintains an ongoing currency hedging facility of approximately $8.25 million with National Westminster Bank. It is the policy of Reynard not to enter into derivative financial instruments for speculative purposes. Reynard does enter into foreign currency forward exchange contracts to minimize risk of loss from currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments are generally for terms of less than one year.



     The foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The notional amount of outstanding foreign currency forward exchange contracts aggregated $5.0 million at September 30, 1997. There were no outstanding foreign currency forward exchange contracts at September 30, 1996 and September 30, 1998. Reynard does not anticipate any material adverse effect on its results of operations or financial position relating to these foreign currency forward exchange contracts. Reynard engages in currency hedging activity whenever management believes that it is advantageous to do so.



     The following table sets forth, for the periods indicated, certain information concerning the exchange rate between pounds sterling and U.S. dollars based on the Noon Buying Rate (expressed as U.S. dollars per pound sterling). Such rates are provided solely for the convenience of the reader and are not necessarily the exchange rates (if any) used by Reynard in the preparation of its consolidated financial statements included elsewhere in this Prospectus. No representation is made that the pound sterling could have been, or could be, converted into U.S. dollars at these rates or at any other rates.



                                          SPOT RATE - U.S. DOLLARS PER POUND STERLING
                                     -----------------------------------------------------
           CALENDAR YEAR             PERIOD-END RATE   AVERAGE RATE (1)    HIGH      LOW
           -------------             ---------------   ----------------   ------    ------
1993...............................      1.4775             1.5030        1.5875    1.4180
1994...............................      1.5647             1.5326        1.6382    1.4620
1995...............................      1.5496             1.5789        1.6400    1.5310
1996...............................      1.7140             1.5624        1.7140    1.4929
1997...............................      1.6451             1.6395        1.7115    1.5797
1998 (through September)...........      1.6995             1.6620        1.7085    1.6125


---------------

(1) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

YEAR 2000 COMPLIANCE



     GENERAL. Reynard has been aware of potentially serious issues arising from computer programs failing to recognize correctly, dates beyond 1999 for a number of years. Since 1996, computer system upgrades have been implemented with supplier compliance assurances. A "Year 2000" compliance project is ongoing to either ensure compliance, both internally and with regard to suppliers and customers, or implement a contingency plan to avoid losses where guaranteed compliance cannot be achieved.



     In 1996, Reynard commenced an organization wide implementation of an integrated manufacturing and financial management computer system to improve business information reporting. The new systems, which are expected to make Reynard's business systems substantially Year 2000 compliant, are scheduled for completion during 1999. The chosen manufacturing package "Fourman" is Unix based, with the Coda financial package and other administrative software, being entirely Windows NT based by the end of the second quarter of 1999.



     The computer aided design ("CAD") applications used by Reynard are Unix based and the ongoing program of upgrading to achieve Year 2000 compliance will be completed by the end of 1998.



     Information Technology ("IT") development is viewed as critical to Reynard for the following reasons:



     - to ensure that Reynard remains a leader in motorsport technology;



     - to expand the infrastructure to support Reynard's growth; and



     - to provide additional service revenue opportunities.



     Year 2000 has been viewed as one facet of this development rather than an interruption of the overall IT development program.



     YEAR 2000 PROJECT. Reynard engaged Ashton Court, a U.K. Department of Trade and Industry approved external consultant, to assist in the management on all aspects of a Year 2000 compliance review project. The project can be divided into three stages:


     1.   IT Systems - Infrastructure and applications software

     2.   External Agents - Third party suppliers and customers

     3.   Manufacturing - Process control and implementation

     The phases common to all three stages are:


     - preparing an inventory of year 2000 items;



     - assigning priorities to identified items;



     - identifying non-compliance items considered to be material;



     - repairing or replacing material items;



     - testing material items; and



     - designing and implementing contingency and business continuation plans.



     With regard to IT systems, Reynard has substantially completed the replacement of material items and is on target to finalize this exercise by the end of the second quarter of

1999. The IT replacement cost to date is approximately $1.80 million. Management believes that the key business component is the CAD facility and that this area of the business is Year 2000 compliant.



     The External Agents stage includes the process of identifying and prioritizing critical suppliers and customers, and communicating with them about their plans and progress in addressing the Year 2000 problem. Evaluations of the most critical third parties have been initiated. These evaluations will be followed by the development of contingency plans that are scheduled for completion in the first quarter of 1999. The process of evaluating is scheduled for completion by mid-1999. Follow-up reviews are scheduled through the remainder of 1999.



     Plans detailing the tasks and resources for the manufacturing review are currently being prepared. The completion of the review and testing is scheduled for the end of the first quarter of 1999. Any necessary replacement of material items will be carried out during the second quarter of 1999. This stage includes all hardware and software embodied in the manufacturing plant utilized by Reynard. The key equipment is programmed by the CAD stations and is numerically controlled, rather than date controlled. Reynard currently is engaged in an evaluation and prioritization program to assess whether there will be a material impact on its manufacturing ability or a requirement to develop a contingency plan.



     COSTS. Costs to date incurred purely for Year 2000 compliance are approximately $50,000. Compliance issues are being taken into account and resolved within Reynard's normal capital expenditure budget. However, personnel time has been diverted to project activities carried out to date. It is not anticipated that there will be material costs in the replacement of materials items, or in the implementation of contingency plans. The cost of the external consultants and internal personnel time to complete the review will be approximately $0.15 million. This amount is in addition to the expenditure of $1.80 million for IT replacement referenced above.



     RISKS. Until the compliance review is substantially in process, Reynard cannot fully estimate the risks of its Year 2000 issue. To date, Reynard has not identified any assets that present a material risk of not being Year 2000 compliant or for which a suitable alternative cannot be implemented. However, as the initiative proceeds into subsequent phases, it is possible that Reynard may identify assets that do present a risk of a Year 2000-related disruption. It is also possible that such a disruption could have a material adverse effect on Reynard's financial condition and results of operations. In addition, if any third parties who provide goods or services that are critical to business activities fail to appropriately address their Year 2000 issues, it could have a material adverse effect on Reynard's financial and business results.


RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1997, Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" was issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. This statement requires that all items that are required as components of comprehensive income be displayed in a financial statement. SFAS No. 130 is effective for Reynard's combined financial statements for the year ended September 30, 1999. For the year ended September 30, 1999, Reynard will provide information relating to comprehensive income to conform to the requirements. For the year ended September 30, 1998, comprehensive income would not have been materially different from net income.



     In June 1997, SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" was issued by the FASB. SFAS No. 131 establishes standards for the way that public business enterprises report financial and descriptive information about its reporting operating segments. SFAS No. 131 is effective for Reynard's combined financial statements for the year ending September 30, 1999. For the year ended September 30, 1999, Reynard will provide information relating to SFAS No. 131 to conform to the requirements. For the year ended September 30, 1998, segment information was presented in accordance with Financial Accounting Standards Board Statement No. 14.



     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued by the FASB. SFAS No. 133 establishes standards for accounting for derivative instruments, including certain derivative instruments embedded in other contracts by requiring that an entity recognize those items as assets or liabilities in the balance sheet and measure them at fair value. Reynard has not determined the impact on Reynard's combined financial statements. SFAS No. 133 is effective for Reynard's combined financial statements for the year ending September 30, 2000.

                          MOTORSPORT INDUSTRY OVERVIEW

INDUSTRY OVERVIEW

     Auto racing is the second most watched professional sport in the world after soccer. In 1997, auto racing had an estimated aggregate television audience of over 6 billion people. In addition, professional auto racing has been the fastest growing professional sport in North America over the past five years based on spectator attendance and television viewership.

     Motorsport fans tend to be loyal to their favorite driver or teams. These fans offer demographic profiles which attract significant corporate sponsorship. Corporate sponsorships, which are estimated at over $1 billion in North America alone include (1) event sponsorship, (2) racing team sponsorship and (3) broadcast television sponsorship. British American Tobacco, Budweiser, DuPont, Federal Express, Kellogg's, Marlboro, McDonald's, Miller Brewing, Motorola, PPG Industries, Target Stores, Texaco/Havoline, Valvoline and Winston each sponsor racing teams, series or events.

     Auto racing consists of several distinct categories, each with its own organizing body and racing events. Internationally, open-wheel racing is the most recognized form of auto racing. Open-wheel racing utilizes an aerodynamically designed chassis and technologically advanced equipment. The most established international open-wheel racing series are Formula One and the CART Series. The development series for Formula One include Formula Ford 1600, Formula Ford 2000, various national Formula Three series, progressing to Formula 3000 and Formula Nippon. The development series for the CART Series include the Barber Dodge Series, Toyota Atlantic and the Indy Lights Series. The IRL was formed in 1995 as a rival U.S. open-wheel racing series. The IRL competes directly with the CART Series, with an all oval race schedule including the Indianapolis 500.

     The largest auto racing category in the United States, in terms of attendance and media exposure, is stock car racing. Stock car racing utilizes equipment similar in appearance to standard passenger automobiles and races are typically staged on oval courses. The most prominent organizing body in stock car racing is NASCAR.

     Drag racing typically involves short sprint races on a straight-line drag strip. The National Hot Rod Association ("NHRA") is the most prominent organizing body in drag racing.

     Sports car racing, with various series throughout the world, includes several different classifications. World sports cars are open-roof, specially designed race cars. The cars eligible for racing in a GT Series are high performance racing cars that must be based on limited production street cars.

ECONOMICS OF MOTORSPORTS

     The primary participants in motorsports are spectators, corporate sponsors, drivers and team members, team owners, suppliers, track owners and sanctioning bodies. Track owners and sanctioning bodies derive their revenue through spectator admissions, television broadcast rights fees and corporate event sponsorship.

     Team owners derive their revenue primarily through corporate sponsorship, which varies with the team's appeal and racing success. Team owners expenditures include (1) driver's salary, (2) engine, (3) racing car and spare parts, and (4) team costs consisting of engineers, crew, office and travel expenses. In a series such as CART, team budgets for a full racing season can range from as low as $5 million to as high as $15 million per car. A typical two-driver CART team purchases five cars, spare parts and services each year. Formula One team budgets, which include the costs of individually produced racing cars by each team, are significantly higher, in the range of five times the budget of a CART team.

PARTICIPANTS

     Motorsports events are generally heavily promoted, with a number of supporting events surrounding the main race event. Examples of supporting events include (1) qualifying trials, (2) secondary racing events, (3) driver autograph sessions, (4) automobile and product expositions, (5) catered parties and (6) other related events. The supporting events are designed to maximize the spectator's entertainment experience.

     SPECTATORS. Motorsports is among the fastest growing spectator sports in the United States. After soccer, it is the most watched sport world-wide. Spectators either attend the motorsport event or view the event on television. In 1997, auto racing had an estimated world-wide aggregate television audience of over 6 billion people.


     CORPORATE SPONSORS. Drawn to motorsports by the large number of spectators and television audiences and their attractive demographics, corporate sponsors are active in all phases of the industry. Spectators are believed to be loyal to motorsports and to its corporate sponsors. Estimated at over $1 billion per year in North America alone, corporate sponsorships include (1) event sponsorship,
(2) racing team sponsorship, and (3) broadcast television sponsorship. In addition to sponsoring the various race series, corporate sponsors support drivers and teams by funding certain costs of their operations. They support race promoters and track owners by sponsoring and promoting specific events. In return, corporate sponsors receive advertising exposure on television and radio, through newspapers, printed materials and advertising, promotional and hospitality benefits at the track over the race weekend. Companies negotiate sponsorship arrangements based on various factors, including a series' or event's audience size or spectator demographics and the team's racing success.


     DRIVERS AND TEAM MEMBERS. The majority of drivers contract independently with team owners, while select drivers own their own teams. Principally, drivers receive income from contracts with team owners, sponsorship fees and prize money. Successful drivers may also receive income from personal endorsement fees and souvenir sales. The personality and success of the driver can be an important marketing advantage for team owners because it can help attract corporate sponsorships and generate sales for licensed merchandise. The efforts of each driver are supported by a number of other team members, all of whom are supervised by a crew chief.


     TEAM OWNERS. In most instances, team owners underwrite the financial risk of placing their teams in competition. They contract with drivers, acquire racing cars and support equipment, employ pit crews and mechanics and syndicate sponsorship of their teams. Team owners generally receive income primarily from sponsorships and a percentage of the prize money.



     SUPPLIERS. In most race series, third-party companies supply racing cars and equipment, engines and tires to the race teams. The equipment complies with rules and specifications developed by that race series' sanctioning body. Many suppliers are involved in the motorsports industry in order to enhance brand recognition through advertising, as well as for research and development for use in production road cars, tires and equipment.


     RACE PROMOTERS. Race promoters include track owners, government organizations and other groups and individuals. Race promoters pay a fee to have an event sanctioned at their race venue and are responsible for the local marketing and promotion of the event. Their revenue sources generally include admissions, sponsorships, corporate hospitality (suites, chalets and tents for race viewing and other amenities), advertising and concessions and souvenir sales.



     SANCTIONING BODIES. Sanctioning bodies sanction events at various race venues in exchange for fees from race promoters and track owners. Sanctioning bodies are responsible for all aspects of race management necessary to "produce" the race event. Sanctioning bodies are responsible for presenting racing cars, drivers and teams and providing race officials to ensure fair competition, as well as providing the race and series' purses and other prize payments.


RACING SERIES AND CLASSIFICATIONS

     Motorsports is a highly segmented industry. Each classification of racing constitutes a distinct product, with different rules and equipment specifications. Racing series and classifications change regularly, but the premier racing series currently can be denominated as follows:


     - FORMULA ONE. The Federation Internationale de l'Automobile (the "FIA") sanctions the Formula One World Championship. Formula One events consist of open-wheel races on road courses in Europe, South America, Canada, Australia and Japan. The Formula One World Championship was founded in 1950. The 1998 Formula One calendar included 15 events in 13 different countries. The cars are single-seater, open-wheel racing cars powered with a non-turbocharged 3000 cubic centimeter capacity engine, capable of speeds of around 200 miles per hour. The FIA rules require that each team manufacture its own race car chassis. Formula One events attract large, world-wide audiences. According to the FIA, the 1997 Formula One World Championship season attracted a total spectator audience of over three million people and over 5.4 billion viewers in 202 countries.



     - CART. The CART Series is the premier open-wheel motorsports series in North America. CART racing cars ("Champ Cars") are single-seater, open-wheel racing cars with a turbocharged four-cycle overhead cam shaft eight-cylinder engine with allowed maximum cubic inch displacement of 2,650 cubic centimeters. Champ Cars are capable of speeds of up to 240 miles per hour. CART events are staged on four different types of tracks
       - superspeedways, ovals, temporary street courses and permanent road courses. The 1998 CART Series calendar included 19 events in five different countries, with plans to stage 20 events in 1999. In 1997, CART races were televised in more than 185 countries with aggregate television audiences in excess of one billion viewers. Total attendance at CART races increased significantly from 1.8 million people in 1991 to 2.5 million people in 1997.


     - NASCAR. Professional stock car racing developed in the Southeastern United States in the 1930s, and the National Association of Stock Car Auto Racing, Inc. ("NASCAR") has been influential in the growth and development of the sport. NASCAR is the most recognized sanctioning body of professional stock car racing in

       North America, staging the Winston Cup and Busch Grand National stock car race events. Stock cars are production-based sedans that are closely regulated from an engine and chassis specification standpoint. The 1998 Winston Cup and Busch Grand National race series included 33 and 31 races, respectively, all of which were held in the United States, with two exhibition events in Japan. NASCAR-sanctioned events, particularly Winston Cup races, enjoy a large and growing base of spectator support. Based on statistics developed by Goodyear Tire & Rubber Co., attendance at NASCAR's Winston Cup Series, Busch Grand National Series and Craftsmen Truck Series grew 9.0%, 16.6% and 13.5%, respectively, from 1996 to 1997. Moreover, according to Nielsen, more than 175 million people watched NASCAR's televised events in 1997. Winston Cup, Busch Grand National and other major NASCAR-sanctioned races also receive extensive national radio coverage.


     For each of the above racing series, there are established junior formulae which develop drivers, engineers, suppliers, mechanics and other personnel for the next level of competition. Although not a strict ladder system, the conventional tiers are as follows:

FORMULA ONE

     - FORMULA 3000. This formula was introduced in 1985 as a replacement for Formula Two. It remains the secondary European racing formula, acting as a final training ground and feeder series, in terms of drivers, teams and engineers, for the Formula One World Championship. The series is for single-seater open-wheel racing cars with 3000 cubic centimeter engines generating horsepower of approximately 450-500 bhp with top speeds of approximately 180 miles per hour. The Formula 3000 Championship has approximately ten rounds, all in western Europe, of which four typically act as support races to Formula One World Championship events. Television coverage is limited to the Eurosport Satellite Channel. Since 1996, the Formula 3000 Championship has been conducted as a one-make formula, with identically prepared chassis supplied by one specified manufacturer.


     - FORMULA NIPPON. In Japan, the Formula Nippon Series has emerged, taking the place of the previous Formula 3000 Series in Japan. The series is for single-seater open-wheel racing cars with 3000 cubic centimeter engines generating approximately 550 horsepower, with top speeds of approximately 200 miles per hour. The 1998 Formula Nippon Series included 10 races throughout Japan, on permanent road courses and temporary street circuits.


     - FORMULA THREE. The national Formula Three Series acts as a feeder series to Formula 3000. Formula Three cars are smaller versions of Formula 3000 cars, but with 2,000 cubic centimeter engines based on standard production engines yielding around 200 horsepower and a top speed of approximately 150 miles per hour. Formula Three racing is organized largely on a national basis, with major series in Britain, Germany and Italy, and other series in France, Japan, South America, Mexico, Greece and India. There are also major international Formula Three Series at Monaco, which support the Formula One World Championship Monaco Grand Prix and the Macau Grand Prix in the Far East. There are additional sub-classifications that serve as feeder series to Formula Three, including the Formula Ford 1600 Series and Formula Ford 2000 Series.

CART


     - INDY LIGHTS CHAMPIONSHIP. The Indy Lights Championship was formed in 1986 as a one-make series with identical, sealed engines and a single tire manufacturer. The series utilizes single-seat open-wheel racing cars with engines generating approximately 450 horsepower with top speeds of approximately 195 miles per hour. The Indy Lights Championship is designated as the "Official Development Series of the CART Series" and is sanctioned by CART. In 1998, the Indy Lights Championship included 14 races, one of the which was run as a stand alone event.



     - TOYOTA ATLANTIC SERIES. The Toyota Atlantic Series is a one-make series with identical Toyota engines and a single tire manufacturer. The series utilizes single-seater open-wheel racing cars with 1600 cubic centimeter engines generating approximately 250 horsepower with top speeds of approximately 165 miles per hour. The races are staged on ovals, temporary street courses and permanent road courses. In 1998, the series competed at 13 venues, 11 of which were as support races for the CART Series.


     - BARBER DODGE SERIES. The Barber Dodge Series is a highly competitive North American race series which utilizes 30 identically prepared single-seater racing cars, called Reynard Dodges. Serving as a development series to the CART Series, the Barber Dodge Series races on temporary street circuits and permanent road courses, with many races run as a support race to a CART event. Drivers and/or their sponsors lease a Reynard Dodge for $10,000 per race, with a chance of earning $12,000 for a win. Unlike other motorsports series, the Barber Dodge Series is completely self-contained and owned and operated by Skip Barber Racing.

     In addition to the various racing series discussed above, the following series and classifications have attracted a strong fan base and have established an international following.


     - INDY RACING LEAGUE. In 1995, the IRL was formed as a rival United States open-wheel racing series, competing directly with the CART Series. The IRL's events are staged solely on oval courses. IRL cars are single-seater open-wheel racing cars with 4000 cubic centimeter normally aspirated engines generating horsepower of approximately 700 bhp with top speeds of approximately 230 miles per hour. The IRL's first season of racing commenced in 1996 and consisted of five races, including the Indianapolis 500. The 1998 season consisted of 11 races, including the Indianapolis 500.


     - SUPER TOURING. Super touring is a significant growth area in international motor racing. The series is developed for touring cars with a shell outwardly similar to a production model with a rev-limited two liter engine from the same manufacturer. In many instances, specialist racing firms produce the cars for major motor manufacturers. The major series are in Britain, Germany, Italy, France and Japan. Other series are run in Australia, South Africa, Belgium and Spain. Manufacturers racing in this series include Alfa Romeo, Audi, BMW, Ford, Honda, Mazda, Nissan, Peugeot, Renault, Toyota, Vauxhall/Opel and Volvo. Sub-classifications include oval touring, one-make touring, sports prototype series and similar touring car race series.

     - SPORTS CAR RACING. Sports car racing is sanctioned in the United States by the Sports Car Club of America, the United States Road Racing Championship and

       Professional Sports Car Racing, which sanction races held on road courses throughout the country, including the Rolex 24 at Daytona, the premier sports car endurance event held in the United States. Internationally, the race at LeMans, France is the premier sports car endurance race. Sports car racing includes several different classifications. World sports cars are open-roof, specially designed racing cars. Also included in sports car racing are GT cars. The cars eligible for racing in a GT Series are high performance racing cars that must be based on limited production street cars.

     - DRAG RACING. Drag racing typically involves short sprint races on a quarter mile straight-line drag strip. The NHRA is the most prominent organizing body in drag racing. The NHRA sanctions numerous classifications of cars, the most prominent of which are "top fuel dragsters" and "funny cars." Top fuel dragsters frequently exceed 300 miles per hour. Horsepower is the most important aspect of this form of racing. However, aerodynamics have become increasingly important both from the standpoint of eliminating aerodynamic drag and providing downforce to keep the cars on the track with the maximum amount of traction.


     - TRUCK RACING. NASCAR sanctions a series that races trucks based on U.S. production mid-sized pick-up trucks. The Series events are staged primarily on oval tracks throughout the United States. The trucks' engines generate approximately 550 horsepower with top speeds of approximately 190 miles per hour. The 1998 race season included 27 races.


THE MOTORSPORT VALLEY

     British designed and assembled racing cars dominate motorsports throughout the world. It has been estimated that over 75% of single-seater racing cars used in 80 countries throughout the world were engineered, designed and assembled in the U.K. Approximately 600 U.K. companies are currently involved in the motorsports industry. This concentration of motorsports firms is centered around the Thames Valley in Oxfordshire and has become known as the "Motorsport Valley." The reasons for this concentration are numerous, but center mainly upon the concentration of knowledge and expertise that has been developed over the past 30 years and the ongoing British interest in the motorsports industry. For Reynard, being a part of the Motorsport Valley provides it with access to knowledge, expertise and a workforce that has been a significant benefit to its expanding business.

THE RACING CAR


     Following is a diagram of the Reynard Champ Car, with certain of the components identified:


                          [DIAGRAM OF REYNARD RACE CAR
                 WITH CERTAIN COMPONENTS OF THE CAR IDENTIFIED]

                                      LOGO


     Reynard builds the CART Champ Car to comply with specifications set by the sanctioning body. The Champ Car has a maximum allowable length of 196 inches (190 minimum), a maximum width of 78.5 inches (77 3/4 inch minimum) and a maximum height of 32 inches, excluding the rollover hoop and rear wings. The race cars must weigh a minimum of 1,550 pounds including coolant and lubricant. The rear wing on the short oval and road course race car has a maximum allowable height of 36 inches, but is limited to 32 inches on super speedways. The minimum wheel base (distance between the front and back wheel center line) is 96 inches.


     Ground effects are the result of designs which channel air under the car to create a low-pressure area or partial vacuum between the racing car and the race track. Under-car tunnels, combined with wings on the front and rear of the racing car, create downforce, similar to lift on airplanes, only in reverse. It is measured in pounds and can be used to balance the handling of the racing car by adjusting the front and rear wings. Downforce may create loads up to three times the weight of the racing car permitting the vehicle to corner at greater speeds while drivers experience loads of over five Gs (a lateral load equivalent to more than five times the pull of the earth's gravity) as a result of the efficiency of ground and other aerodynamic effects.

     Wings are critically important to the basic concepts and performance of current Champ Cars. The wings and racing car underbody have a significant impact on the handling and stability of the car. The wings work to improve cornering capabilities, enhance traction and maintain a balanced vehicle. Wings used on road courses or short ovals differ from those used on superspeedways.

     Teams can compare different shapes and sizes in wind tunnel experiments to enhance the aerodynamic performance of the car. Front and rear wings are frequently adjusted to achieve maximum performance and handling of the racing car. Though the aerodynamics are fixed when the car is on the track, packages are often adjusted by the crew based on the track configuration, racing car speeds and wind speed measurements. On short ovals and road courses, teams must work to obtain maximum downforce. At super speedways and other especially fast circuits, downforce becomes less important, and drag must be reduced to obtain maximum speed. In order to achieve the maximum performance and handling of a racing car, many teams include a substantial budget for research and development costs, including wind tunnel experiments, to enhance the aerodynamic performance of the car.

                                    BUSINESS

GENERAL


     Reynard Motorsport, Inc. is one of the world's leading designers and manufacturers of production racing cars and other high performance specialty vehicles. Cars designed and produced by Reynard have a long history of winning races and setting records in many of the world's most competitive racing series. During 1998, Reynard racing cars were used by some of the world's best drivers, including Alex Zanardi, Jimmy Vasser, Greg Moore, Gil DeFerran, Dario Franchitti, Mark Blundell, Adrian Fernandez and Bobby Rahal. A majority of the current drivers in Formula One have competed in a Reynard racing car during their careers. They include World Champions Mika Hakkinen, Jacques Villeneuve, Damon Hill and Michael Schumacher.



     Reynard was founded 25 years ago by Dr. Adrian Reynard, a former champion racing car driver who competed in vehicles of his own design. Since its inception, Reynard's goal has been to dominate every race and win each championship in every series it enters. Reynard has graduated from Formula Ford Championships in the mid-1980s to become the reigning CART Series champion by applying the latest technology in the design and development of safe and competitive products. Reynard's history of winning is reflected by its operating performance, with sales growing at a compound annual growth rate of 42.5% from 1994 to 1998. As of December 1, 1998, Reynard had entered into purchase agreements for racing cars and services representing revenues of $46.9 million in fiscal 1999.



     Reynard designs, manufactures and sells racing cars for competition in the CART Series, the Formula Nippon Series, and the Barber Dodge Series. The Company also designs and engineers touring and sports racing cars in conjunction with automobile manufacturers, such as Ford, Chrysler, Panoz and Dodge, for competition in international championships.



     BAR will make its debut in Formula One in March 1999. BAR is a joint venture in which Reynard is a partner with British American Tobacco and Mount Eagle, Inc. The 1997 Formula One World Champion driver, Jacques Villeneuve, will drive one of the racing cars designed and engineered by BAR.



     Reynard operates integrated design, production and testing facilities in Oxfordshire, England, often referred to as the Motorsport Valley. Reynard also operates a North American headquarters and testing facility in Indianapolis, Indiana. Reynard employs over 250 people, of which over 85% are highly skilled designers, engineers and other specialized technicians. Reynard's employees utilize the most advanced technology in the design and engineering of racing cars, with a focus on maximizing aerodynamic efficiency, while continuing to develop improved safety features. Through the use of computer-aided engineering, design and manufacturing technology, Reynard meets stringent design criteria, streamlines production and reacts faster to changing demands. Reynard pioneered the use of carbon composites in the manufacture of lighter, stronger and safer production racing cars. Reynard emphasizes after-sales support, including on-site race day customer service, and focuses on the needs of each individual customer. Such attention to customer service and satisfaction, coupled with management's expertise and investment in technology and equipment, has enabled Reynard to develop a track record of winning within the competitive global motorsports market.

KEY COMPETITIVE STRENGTHS


     HISTORY OF WINNING. Since the beginning of fiscal 1994, Reynard racing cars have won a total of 84 races, including eight championships in the CART Series, Formula 3000 competition and the Formula Nippon Series. Since winning its first race in the CART Series with driver Michael Andretti in 1994, Reynard racing cars have won a total of 55 pole positions and 50 wins in the CART Series alone. The pole position is the racing car which will start first in the race and is determined by the car with the fastest time in the qualifying sessions for the race. Reynard also has won the Constructor's Award for the CART Series each year from 1995 through 1998. As a result of its winning track record, Reynard supplied 22 of the 28 full-season entries in the 1998 CART Series. Reynard has received orders through December 1, 1998 to supply 38 racing cars for the 1999 CART Series and orders for 13 racing cars for the 1999 Formula Nippon Series.


     Reynard's reputation for winning has allowed it to establish alliances with major companies in the motorsports and automotive industries, including Chrysler, Firestone, Ford, Goodyear, Honda, Mercedes and Toyota. Increasingly, a number of international companies have sought the technological and engineering resources of Reynard to provide more diverse commercial solutions.


     LEADER IN THE DEVELOPMENT AND APPLICATION OF MOTORSPORTS TECHNOLOGY. Reynard employs a scientific, rather than the traditional trial and error approach, in the design, engineering and manufacture of racing cars. Reynard uses simultaneous engineering, which includes computer-aided engineering, design and manufacturing systems. With these systems, Reynard can develop and manufacture a racing car, from initial design to final assembly, in a period of a few months. Reynard analyzes the aerodynamic effects on a racing car in simulated race settings by (1) development and application of computational fluid dynamics, (2) application of finite element analysis, and (3) testing at its wind tunnel facilities. Reynard uses the results of these tests to engineer its racing cars. Management believes that its participation at the highest level of motorsports, such as the CART Series and Formula One, enhance Reynard's ability to effectively develop and apply highly advanced technology to the design, development and production of racing cars for junior formulae.



     STRATEGIC RELATIONSHIP WITH BRITISH AMERICAN RACING IN FORMULA ONE. BAR will field a two-car team in the 1999 Formula One World Championship. The 1997 Formula One World Champion driver, Jacques Villeneuve, will drive one of the racing cars that will be designed and engineered by BAR. Management believes that British American Tobacco selected Reynard to be one of its joint venture partners in BAR as a result of Reynard's reputation and expertise. British American Tobacco has entered into a long-term sponsorship agreement to fund what management believes to be one of the most significant sponsorship budgets in Formula One.



     Reynard has agreed to commit its management expertise to BAR in exchange for an ongoing management fee and access to technological know how. In addition, Reynard has invested $5.3 million for a 15% equity interest in BAR. Reynard expects to provide certain contract manufacturing services to BAR in its early stages on a fee-for-service basis. BAR will build and maintain a separate staff and facilities adjacent to Reynard's facilities in the Motorsport Valley. Although BAR operates independently, BAR and the Reynard technical staff regularly hold joint meetings to discuss and analyze research and development results of mutual interest.

     As a result of the joint venture, Reynard has access to certain of BAR's technological know how (not in written or machine readable form). Reynard believes that this access to research and development ideas will enhance Reynard's other motorsports projects by improving our knowledge database and methodology.



     HIGHLY EXPERIENCED MANAGEMENT AND OPERATING TEAM. Reynard attributes much of its success to its management team. It is composed of former racing car drivers, managers, race team members and motorsports enthusiasts who are highly experienced and well known within the motorsports sector. Reynard's senior management team has an aggregate of over 75 years of service with Reynard. Reynard has successfully manufactured racing cars for 25 years by leveraging the expertise of its management team in design and engineering, composites and production.



     Reynard also has developed a corporate culture that provides exceptional training to young designers and engineers. By personally interviewing and recruiting each applicant, Dr. Reynard and the other members of the senior management team attempt to identify those skilled engineering students who they believe will excel in the unique Reynard culture and environment. Management believes that this recruiting process and corporate culture has enabled Reynard to attract, retain and develop a team of highly skilled designers, engineers and technical staff. Upon completion of the offering, officers and employees of Reynard will beneficially own approximately 58.7% of the outstanding common stock.



     COMMITMENT TO CUSTOMER SERVICE. Reynard believes that service is an integral component of sales. Reynard demonstrates its commitment to service by assigning a liaison engineer to each Reynard racing car in the CART Series. By dedicating an engineer to each team, Reynard can respond quickly to customer questions and concerns. Reynard also receives valuable information from these engineers for the continued development of its racing cars and equipment. Reynard engineers are present at each CART event to monitor the Reynard racing cars.



     In addition to this individualized customer service provided by Reynard engineers, its customers have access to Reynard's design systems and wind tunnel results. The customers also have direct access to Reynard's design team through Reynard's computer-aided design system. Reynard uses the data obtained by the engineers at each track and the results of wind tunnel testing and engineering analysis to further refine the racing car design in response to competition on the track and customer recommendations. Reynard sells update packages, which may include newly designed wings or other components, to customers periodically during the season to incorporate these refinements.



     VERTICALLY INTEGRATED OPERATIONS. Reynard designs, engineers and manufactures the majority of the components of a racing car. Through its vertically integrated operations, the Company is able to (1) maintain higher quality control standards in the production of all components of the racing car,
(2) improve operating margins by lowering costs, and (3) control the timing of production and delivery of its products.



     Reynard (1) designs and engineers racing cars and component equipment, (2) makes the patterns to be used in the production process, (3) manufactures the individual components to specification and (4) assembles the racing car. With the pending acquisition of Gemini, which manufactures gearbox and transmission systems, Reynard will be able to manufacture substantially all of the parts necessary to deliver a rolling chassis to the customer.

GROWTH STRATEGY


     CAPITALIZE ON GROWTH OPPORTUNITIES WITHIN EXISTING RACE SERIES. Reynard intends to increase its presence in the race series in which it is currently involved. Reynard believes it will grow its business in existing series through:



     - Capitalizing on the continued expansion of the CART Series and other existing series. The Company believes it will continue to grow as these series grow through (1) increases in popularity, (2) expansion of the number of races and competitors, (3) increases in development budgets, and (4) expansion internationally. With such expansion, Reynard can increase sales to existing customers who will require additional high margin equipment, spare parts and services. In addition, Reynard intends to construct a composite manufacturing and repair facility in Indianapolis, Indiana. This facility will support parts sales and repair work that currently is performed in-house by individual CART teams.



     - Introduction of a newly designed racing car for the 1999 Formula Nippon Series. Reynard believes the new design will result in increased sales of racing cars and spare parts in this series.



     - Expansion of Reynard's presence in the touring and sports car racing programs. Major automobile manufacturers increasingly view success in these programs as an effective way to market their products and increase their prestige. Reynard is planning the production of a world sports car to be designed and manufactured in conjunction with a major automobile manufacturers. Reynard is currently engaged in discussions with two major international automobile manufacturers regarding this project.



     ENTER NEW RACE SERIES AND CONTRACTS WITH NEW CUSTOMERS. Reynard intends to selectively enter additional motorsports markets through the sale of racing cars and equipment and through the sale of technological support. Reynard continuously evaluates existing opportunities to design and produce racing cars or provide support services for a number of race series including: (1) the IRL,
(2) Formula 3000, (3) Indy Lights, and (4) Toyota Atlantic. In addition, Reynard will provide some contract manufacturing services and show cars to BAR in its early stages, on a commercial basis, for the upcoming Formula One racing season.



     INTRODUCE NEW HIGHER MARGIN SERVICES. Reynard believes that a significant portion of its future growth will be in the form of expanded sales of higher margin services to its motorsports customers. These services include CFD analysis, wind tunnel testing and seven post suspension rig testing. Through the application of these services, Reynard's customers are able to simulate and evaluate the effects of subtle changes in the engineering and set up of individual cars moving at high speeds and can apply the results of such tests to maximize their performance. Reynard has designed and built a state-of-the-art 50% scale model, moving ground open jet wind tunnel in Indianapolis. Reynard sells time in the wind tunnel to CART racing teams and others on a fee-per-usage basis. In 1999, Reynard will construct a seven post suspension rig testing facility in Indianapolis. Reynard will sell time on the suspension rig to CART racing teams and others on a fee-per-usage basis.



     LEVERAGE MOTORSPORTS TECHNOLOGY. Reynard intends to selectively expand its non-motorsports operations by applying the technological and engineering resources it has developed in the motorsports sector to other industries. Reynard believes that its highly skilled designers and engineers can apply its advanced technology in all areas where wind resistance, weight, fuel conservation and/or safety concerns are factors. For example, based on Reynard's design and engineering capabilities, Virgin Airlines selected Reynard to design and develop a light-weight, strong, fully-reclining business class aircraft seat. The aircraft seat is currently in the production phase.


     To further support efforts outside of motorsports, Reynard plans to open a computer-aided design office in Detroit, Michigan in 2000. The plans for this office are in a preliminary concept stage. This office will target design and engineering projects within the automotive industry, and leverage the strong relationships Reynard has developed over the years with major automobile manufacturers. In addition to the projects Reynard has done with Chrysler and Ford, Reynard has worked closely with Honda, Toyota and Mercedes in the continued development of its CART Champ Car. Although Reynard's primary focus will remain in the motorsports industry, management believes that a number of opportunities outside the motorsports sector are available.



     SELECTIVE ACQUISITIONS. Management believes a number of opportunities exist to make selective strategic acquisitions within the motorsports industry. Reynard will generally seek to acquire companies that (1) complement and expand Reynard's current operations, (2) have an experienced management team, (3) have an industry leading reputation and (4) have strong customer and supplier relationships. Reynard's acquisition of Gemini meets these objectives by further integrating Reynard's current operations and providing state-of-the-art equipment in a highly specialized business. Reynard believes that the relationships Gemini has developed with Audi, BMW, and Volkswagen, as well as many other industry customers, will add strategic value to Reynard's future growth. Management will continue to evaluate methods to further enhance Reynard's vertical integration.


COMPANY HISTORY


     Reynard Motorsport was formed in 1973 when Adrian Reynard designed and built his first Formula Ford car for competition. Since that time, Reynard has progressed from manufacturing racing cars for Formula Ford in the 1970's, Formula Three in the 1980's, Formula 3000 in the late 1980's and early 1990's, to CART in 1994, and Formula One in 1999. Reynard's cars have dominated each of these series. Reynard has been able to continually leverage its success and technical expertise as it graduated into more advanced series in which revenue and profit per car could be increased. Management believes Reynard has grown to become a leading manufacturer of racing cars as a result of attracting skilled and committed individuals, coupled with state of the art equipment and technology.


     As a result of its competitive designs and engineering, Reynard racing cars have consistently won races and championships in every Formula in which they have competed:

     - Formula Ford Champions 1986, 1987, 1988, 1989

     - Formula Three Champions 1986, 1987, 1988, 1989, 1990, 1991, 1992, 1993

     - Formula 3000 Champions 1988, 1989, 1991, 1992, 1993, 1994, 1995


     - Formula Nippon Champions 1996, 1998


     - US 500 winners 1996, 1997, 1998

     - Indianapolis 500 winners 1995, 1996

     - CART Series Champions 1995, 1996, 1997, 1998

     - CART Series Constructor's Award 1995, 1996, 1997, 1998


     Reynard is one of only a few racing car manufacturers which have leveraged their knowledge and expertise to graduate from lower technology junior formulae such as Formula Ford and Formula Three, to the more advanced higher margin series, such as Formula 3000 and CART. Reynard has often exited the junior series when graduating to higher series. In addition, Reynard has expanded into international markets such as the United States, Europe, Canada, South America and Asia by applying its technological expertise to specialized projects within motorsports and select other industries. As a result, Reynard won the Queen's Award for Export Achievement for the first time in 1990 and, in 1996, became the only company in the U.K. to win the award for a second time. Reynard is well positioned to continue expanding in the series in which it currently competes. The timeline below shows Reynard's progression from its inception in 1973:


                                   TIME LINE

PRODUCT DEVELOPMENT

     FORMULA FORD. In 1973, Dr. Reynard designed and built his first Formula Ford car. Formula Ford 1600s are simple, lightweight aerodynamic cars. They are based on a stiff chassis with a 2-liter Ford engine which yields approximately 110 horsepower and a top speed of approximately 120 miles per hour. They are built in accordance with a stringent set of regulations. Efficient use of materials and components enhance performance and cost effectiveness. Dr. Reynard designed the car for his own use in competition. In the process, Dr. Reynard introduced a number of new ideas to the otherwise conventional design, many of which later became standard in Formula Ford 1600. The first time Dr. Reynard raced in the new vehicle, it won.


     Following its success in Formula Ford 1600, Reynard began developing a Formula Ford 2000 car. By 1975, Reynard had produced its first Formula Ford 2000 car. Formula Ford 2000 cars have a 2-liter engine yielding 130 horsepower and a top speed of approximately 130 miles per hour. They use larger slick tires and wings than Formula Ford 1600 cars. Reynard's first Formula Ford 2000 car incorporated much of the design and engineering technology that Dr. Reynard had learned while designing the Formula Ford 1600. In 1983, the first time Reynard's Formula Ford 2000 car raced, it won. Over the next ten years, Reynard continued to achieve success in both the Formula Ford 1600 and Formula Ford 2000 series. From 1973 to 1988, Reynard manufactured 277 Formula Ford 1600 cars and 384 Formula Ford 2000 cars. At this time, Reynard began to experiment with carbon fiber in the production of its cars, a technology which, up until that time, had only been used in Formula One.


     FORMULA THREE. By 1985, Reynard began to develop a racing car for competition in Formula Three. As in Formula Ford, the first time a Reynard car competed in Formula Three, it won. Formula Three cars are smaller versions of Formula 3000 cars, with 2,000 cubic centimeter engines based on standard production engines yielding around 160 horsepower and a top speed of approximately 150 miles per hour. Reynard's success in Formula Three set Reynard apart from many of its competitors in Formula Ford who had unsuccessfully attempted to enter the higher formulae. Formula Three teams were more demanding and had higher expectations than Formula Ford. Over the next ten years, Reynard produced approximately 360 Formula Three cars.



     FORMULA VAUXHALL LOTUS. In 1987, General Motors decided to launch a racing series known as Formula Vauxhall Lotus in Britain and Formula Opel-Lotus in Europe. General Motors selected Reynard to manufacture the car. The Formula Vauxhall-Lotus series was a one-make series using a 16-valve engine designed by Cosworth Engineering, which was close in performance to the Formula Three engine but at a much lower cost. A one-make series refers to a racing series which, by rules of the series, require all competitors to use the same racing car. The series will negotiate with chassis manufacturers in selecting that which will supply the competitors. Reynard was the exclusive chassis supplier to this series between 1987 and 1992, producing a total of 204 cars for this series.



     FORMULA 3000. Reynard's entrance into Formula 3000 in 1988 represented a turning point for Reynard. The Formula 3000 design was substantially different from the lower formulae in which Reynard had previously competed. Formula 3000 is the secondary European racing formula, acting as a final training ground and feeder series for Formula One. Formula 3000 is for single-seater open-wheel race cars with 3000 cubic centimeter engines generating approximately 450 horse power with top speeds of approximately 180 miles per hour. Reynard's Formula 3000 car won the first race in which it competed and went on to win the championship during its first year. For the next eight years, Reynard continued to apply its technology to expand its presence in Formula 3000, manufacturing 220 cars during this time, while discontinuing its production of Formula Ford 1600 and Formula Ford 2000 cars. Reynard stopped producing Formula 3000 chassis in 1995, but continued operating successfully in Japan, selling 10 cars and winning the championship in 1997. Since 1996, Formula 3000 has been conducted as a one-make series.


     TOYOTA ATLANTIC. In 1989, Reynard manufactured the first carbon composite Toyota Atlantic car. The car debuted in New Zealand and won its first race. The Toyota Atlantic series was a multiple chassis series with identical Toyota engines and a single tire manufacturer. The Toyota Atlantic car was closely related to the Formula Three car with slightly different aerodynamic characteristics. Reynard continued to manufacture racing cars for this series for two years, manufacturing 15 cars during this time.


     CHRYSLER/DODGE. In 1993, Reynard entered into its initial design and engineering consulting projects for large international automobile manufacturers. For example, Chrysler selected Reynard to assist it in the design and development of the Chrysler Patriot, an endurance racing sports car. Reynard designed and built the new car, from initial design to assembly, within six months. The Patriot was intended to be powered by a turbine engine rather than a traditional piston engine. Because a competitive engine was not developed, the Chrysler Patriot never raced. Although the Patriot never actually raced, the alliance

Reynard developed with this major automobile manufacturer was a significant step in Reynard's development. As a direct result of the Chrysler Patriot project, Reynard was selected by Chrysler for two projects (1) making carbon fiber composite bodies, consulting on chassis development and designing an aerodynamics package to be used in the racing car version of the Dodge Viper and
(2) developing the Chrysler Stratus car for the American Touring Championship. Reynard provided technical support and supplied kits of parts for both cars.



     CHAMP CAR. After having successfully entered the U.S. market with a Toyota Atlantic car, and following its success in Formula 3000, Reynard decided to participate in the CART Series. CART Champ Cars are single-seater, open-wheel racing cars with a turbocharged four-cycle overhead cam shaft eight-cylinder engine with allowed maximum displacement of 2,650 cubic centimeters, capable of speeds of up to 240 miles per hour. Compared with Formula 3000, the investment in Champ Cars was much greater, the technology was higher and the customer base was more remote to Reynard. Therefore, the introduction of a Champ Car involved a higher degree of risk to Reynard. In addition, compared to many Formula series, a Champ Car is viewed as a design compromise because it has to be raced on slower street circuits and road circuits, as well as high-speed short and long oval tracks.



     During 1993, Reynard began the design and marketing efforts for its Champ Car. By the end of April 1994, Reynard had delivered 13 racing cars to its CART customers, including Chip Ganassi Racing. Since the inception of the CART program, Reynard has become very successful in this formula, with driver Michael Andretti winning the first race in the series in Surfers Paradise, Australia in the 1994 season. Reynard's successful debut in the CART Series led to a dominant position during the 1995, 1996, 1997 and 1998 seasons. In each year, Reynard won the Constructor's and Driver's Championships. In 1997, Reynard racing cars had a total of 13 wins and 15 pole positions in the 17 race season. Mauricio Gugelmin with PacWest Racing, driving a Reynard racing car, set the fastest lap ever run on a closed circuit at the California Speedway in Fontana in 1996, lapping the oval at 240.942 miles per hour. During 1998, Reynard cars won 18 races and 18 pole positions in the 19 races.



     Since introducing its first Champ Car in 1994, Reynard has manufactured 148 cars, including 38 cars in fiscal 1997 and 42 cars in fiscal 1998. As of December 1, 1998, Reynard has received orders for 38 racing cars for the 1999 CART Series.



     PANOZ GT CARS. In January 1996, Panoz selected Reynard to design, develop and build six LeMans GT cars over the course of two years. The resulting race car, known as the Panoz GTR 1, shares the same front / mid-engine power train layout as the street-legal Panoz AIV Roadster. It is powered by a Ford V-8 engine and is unique in every respect, from initial concept to finished product. It is the only GT car with an external design determined exclusively by aerodynamic considerations. The combined expertise of Panoz and Reynard has resulted in one of the most advanced racing cars on the international sports car racing circuit. Within 12 months of the commencement of the project, the Panoz GTR 1 completed its proving tests and competed for the first time at Sebring in the United States. The Panoz GTR 1 won second place overall in the manufacturer's point standings in the 1997 Professional Sports Car Racing Series, as well as a second place in the 1997 driver's standing. During 1998, the Panoz GTR 1 won the manufacturer's and driver's championships.

     BARBER DODGE. The Barber Dodge Pro Series is a highly competitive North American racing series which utilizes 30 identically prepared single-seater racing cars, called Reynard Dodges. Serving as a development series to the CART Series, the Barber Dodge Series races on temporary street circuits and permanent road courses. Many of the Barber Dodge races are run as a support race to a CART event. Unlike other motorsports series, the Barber Dodge Series is completely self-contained. The series is owned and operated by Skip Barber Racing, which has four transporters that haul everything, including the cars, parts and equipment, to each race venue. Skip Barber Racing selected Reynard in 1997 to design and build their cars as a result of Reynard's reputation and service. Reynard has manufactured a total of 37 cars for the series. Six cars were built in 1997 and 31 cars were built in 1998.



     FORMULA NIPPON. In Japan, the Formula Nippon Series has emerged, taking the place of the previous Japan Formula 3000 Series. The series is for single-seater open-wheel racing cars with 3000 cubic centimeter engines generating approximately 450 horsepower, with top speeds of approximately 180 miles per hour. In 1998, Reynard racing cars captured first and second place in the championship. The 1998 Formula Nippon Series included 10 races, on permanent road courses and temporary street circuits throughout Japan. A total of 13 Formula Nippon cars have been ordered for the 1999 series.



     REYNARD AVIATION. As a result of Reynard's expertise in racing car design and engineering and composite development, Virgin Airlines selected Reynard to design and develop an aircraft seat. Through Reynard Aviation, a venture between Reynard and Virgin Airlines, Reynard has capitalized on its technical knowledge to design and develop a light-weight, strong and functional fully-reclining business class aircraft seat. The project was primarily funded by Virgin Airlines, with Reynard receiving a 20% equity interest in Reynard Aviation in exchange for its technical expertise. The seats are currently in production. Reynard expects that Virgin Airlines will install the seats in its aircraft during 1999.


     STRATHCARRON. The Honorable Ian Macpherson (son of Lord Strathcarron, a former racing car driver who is now the President of the Guild of Motoring Writers) selected Reynard to design a basic, affordable sports car for street use that would be the equivalent of a modern day Lotus Seven or a motorcycle on four wheels. Reynard has designed an open, side by side, two seater without doors which uses (1) aluminum and composite materials for safety while maintaining lightweight performance, (2) a mid-engine layout including a compact 4-cylinder, 16 valve, 1200 cubic centimeter modern engine, and (3) a unique Reynard-designed final drive unit. In 1998, Strathcarron Sports Cars plc commissioned Reynard to engineer and manufacture three "proof of concept" prototype chassis.


     BRITISH AMERICAN RACING. The British American Racing Team will field a two-car team in the 1999 Formula One World Championship. The 1997 Formula One World Champion driver, Jacques Villeneuve will drive one of the racing cars designed and engineered by BAR. Management believes that BAT selected Reynard to be one of its joint venture partners in BAR as a result of Reynard's reputation and expertise. BAT has entered into a long-term sponsorship agreement to fund what management believes to be one of the most significant sponsorship budgets in Formula One. Reynard has agreed to commit its management expertise and technology to BAR in exchange for an ongoing management fee for directors' services and access to technological know how. In addition, Reynard has invested $5.3 million for a 15% equity interest in BAR. Reynard expects to provide certain contract manufacturing services to BAR in its early stages on a fee-for-service basis. BAR will build and maintain its own independent design, engineering, research and development and manufacturing staff and facilities adjacent to Reynard's facilities in the Motorsport Valley. From time to time, BAR and the Reynard technical staff hold joint meetings to discuss and analyze research and development results of mutual interest. Reynard may access BAR's technological know-how (not in written or machine-readable form) accumulated by personnel employed by Reynard. Reynard believes that this access to research and development ideas will enhance Reynard's other motorsports projects by improving our knowledge database and methodology. In connection with the services that Reynard and its personnel will provide to BAR. Reynard will share some of its technology, but will not provide BAR with propriety databases or products. Since BAR will be involved solely in its Formula One activities, it will not be in competition with Reynard.


DESIGN AND DEVELOPMENT


     Reynard designers use a vast vehicle dynamics database compiled from actual results on the track and updated on an ongoing basis to translate past performance into new racing car designs. Reynard's design engineers use a variety of computer-aided design systems to design a competitive racing car. A project's design team will utilize the CAD system to begin "drawing" the various components of a racing car, with analysis of the vehicle dynamics database and input from engineers and aerodynamicists. Each member of the design team is responsible for specific components of the racing car. The CAD systems available to the design team allow each designer to view the component design from various angles. The system also allows the components to be assembled on the computer screen. After each component has been drawn, the entire racing car is assembled on the computer screen.


     During the design phase, a wind tunnel model and/or prototype car is built based on such design. Extensive engineering and testing is performed on the racing car to refine the design prior to final production. Wind tunnel models are built 40% or 50% to scale, depending upon the wind tunnel size, in the same manner that actual race cars are manufactured and assembled.


     Reynard has extensive experience in utilizing wind tunnel testing in the development of its racing cars and equipment. Through the use of 50% scale model, moving ground open jet wind tunnel testing at Reynard-operated facilities in England and in Indianapolis, Reynard designers, engineers and aerodynamicists can test the car's design and set up under varying conditions. These tests are used to improve the car's racing efficiency. In wind tunnel testing, the aerodynamicist analyzes the impact of varying component designs, such as different wings or nose cones, on the performance of racing cars. The aerodynamicists may test wind tunnel sample component designs for each part prior to finalizing the design. The designers then incorporate these findings into the design of the racing car prior to manufacture and assembly.



     Reynard is pioneering the use of computational fluid dynamics in the design and development of racing cars. The development and application of CFD technology and finite element analysis, in conjunction with testing performed at proprietary-designed wind tunnel facilities, enables Reynard to analyze the aerodynamic effects on a racing car in simulated race settings and provides Reynard with a competitive advantage in engineering its racing cars.

     CFD is a computer-aided engineering system for mathematical modeling of air flows. It allows the engineer to simulate wind tunnel tests on the computer in advance of testing, thereby removing some of the guess work and expense from the development process. Through its use of CFD, Reynard is able to analyze the impact of changing component designs on the computer. This eliminates certain possible component designs and brings fewer component designs into the wind tunnel for testing. Through CFD, Reynard is also able to "optimize" component design according to necessary parameters prior to building and testing parts. Reynard currently utilizes the CFD data in conjunction with wind tunnel testing as it further refines its CFD system and analysis processes.

     In addition to the use of CFD, Reynard engineers perform extensive finite element analysis in engineering its racing cars. Through finite element analysis, engineers are able to mathematically calculate stress in structures, such as the components of the racing cars, under simulated racing conditions.

     Reynard continuously seeks ways in which to improve driver safety in the design of its racing cars, as well as in the manufacturing techniques developed to produce the racing cars. The design, engineering and development of a Reynard racing car continues after cars have been manufactured and delivered to customers. For example, aerodynamic refinements in the form of update kits are developed and sold to customers to reflect the updates in car design made during the year. The nature and frequency of update kits depend upon customer demand and on-track competition throughout the race season.


PRODUCTION



     DESIGN AND ENGINEERING. Simultaneous engineering, which is the concurrent participation of design, manufacturing, sales and purchasing, allows Reynard to develop and manufacture each racing car on an individual basis from initial design to final assembly. This process is completed in a period of two months. Through Reynard's vertically integrated operations, it is able to (1) maintain higher quality control standards in the production of all components of the racing car, (2) improve operating margins by lowering costs and (3) control the timing of production and delivery of its products.


     Reynard designs and engineers racing cars and component equipment, makes the patterns to be used in the production process, manufactures the individual components to specification and assembles the chassis. Quality and safety are of paramount importance in every aspect of production of the composites and Reynard prides itself on the use of pioneering techniques in the production of its racing cars.

     PATTERNS. Once the design and engineering of the racing car has been completed, patterns are made to design specification for production of the racing car components. In May 1997, Reynard acquired the assets of a U.K.-based partnership with extensive experience in the production of patterns. Patterns are machined by computerized numerical control using CAD data direct from the design office. For customers without CAD facilities, Reynard offers skilled staff to complete the manufacturing process, from drawings to extremely high precision finished patterns.

     MANUFACTURING. Reynard has developed manufacturing techniques that it believes enables it to produce one of the strongest and safest racing cars in motor racing. The racing car components, which include the cockpit, sidepods, wings and the underbody, are manufactured by hand using carbon composites. Patterns are used to make molds for each chassis component. Precision computer equipment is used to cut carbon fiber for each component. After Reynard personnel conform the pieces of carbon fiber to the mold, each component is placed into an autoclave at a specified pressure and temperature.


     Reynard currently manufactures the majority of the suspension components and other machined or fabricated parts necessary to deliver a rolling chassis to the customer. With the acquisition of Gemini, Reynard will also manufacture substantially all of the transmissions and gearbox components. The technologically advanced equipment owned by Gemini will allow precision production of components and parts to design specifications. The computer-aided design and manufacturing features of the equipment allow for fast and efficient prototyping. This, in turn, allows for small output manufacturing.

     ASSEMBLY. Once all components have been produced, Reynard assembles a rolling chassis for delivery to its customers. The cars are built by a team split into three groups: (1) assembly, (2) sub-assembly and (3) gearbox assembly. The sub-assembly and gearbox group has a separate kit of parts, which are assembled into sections. These sub-assembled suspension components and gearboxes are brought together into the main assembly area where the cars are finished. This process ensures that the cars are assembled quickly and accurately.

CUSTOMER SERVICES

     Reynard assigns a liaison engineer to each Reynard-entry in the CART Series in order to maintain its competitive advantage and demonstrate its commitment to service. These engineers attend each CART event to monitor the Reynard entries. The dedication of an engineer to each team allows Reynard to respond quickly to customer questions and concerns. It also provides valuable information to Reynard for further development of the chassis and equipment.

     In addition to the hands-on assistance provided by Reynard engineers, the customers from the CART Series have access to Reynard's design systems and wind tunnel results, as well as direct access to Reynard's design team and computer-aided design system. The continual communication between Reynard's engineers and the race teams provide additional data for refinement of the racing car design.

     Reynard continues to enhance the performance and safety features of its racing cars throughout the race season. Data obtained from the engineers at each track, in conjunction with continued wind tunnel testing and engineering analysis, allows Reynard to further refine the racing car design in response to competition on the track. Update packages which may include newly designed wings or other chassis components, are made available to Reynard's customers to enhance performance of the racing car. Reynard believes that its commitment to the continued development of its racing cars provides a significant competitive advantage in the industry. In addition, Reynard continues to analyze data and evaluate designs to improve efficiency in anticipation of the design and production of the next year's racing car.

     Throughout the season, Reynard manufactures and sells spare parts to customers on an as-needed basis. In order to avoid the cost of carrying obsolete inventory, Reynard continuously monitors the spare parts needs of its customers and manufactures chassis components in response to inventory needs throughout the race season. Spare parts are sold to customers at the race track, as well as through delivery from Reynard's distribution subsidiaries.

     Reynard intends to expand sales of higher margin services, such as CFD analysis, wind tunnel testing and seven post suspension rig testing. Through the application of these services, Reynard's motorsports customers are able to simulate and evaluate the effects of subtle changes in the engineering and set up of individual cars moving at high speeds and apply the results of such tests to maximize their performance.


     Reynard, through ARC, has designed and built a state-of-the-art 50% scale model, moving ground open jet wind tunnel in Indianapolis, Indiana. Reynard sells time in the wind tunnel to racing teams from the CART Series and others on a fee-per-usage basis. In 1999, Reynard will construct a seven post suspension rig testing facility in Indianapolis. This facility will be used to simulate the pitch and roll experienced by racing cars under racing conditions in order to refine suspension, springs and shock absorbers on the racing car. Reynard intends to sell time on the seven post suspension rig on a fee-per-usage basis to racing teams from the CART Series and others.


RECRUITING AND TRAINING


     During Reynard's 25-year history, Dr. Reynard and the other members of the senior management team have developed a culture that provides exceptional training to young designers and engineers. Reynard has developed a total team environment, with clear objectives, well trained people, a high level of empowerment, a positive attitude and motivational rewards for success. This culture encourages designers and engineers to assume responsibility for projects at a young age.


     In 1988, Reynard developed a formal graduate recruitment program. Pursuant to this program, skilled engineering students are given an opportunity to intern with Reynard with the expectation of employment following graduation. Each year, by personally interviewing and recruiting each of the over 300 applicants, Dr. Reynard and other members of the senior management team attempt to identify skilled engineering students who they believe will flourish in the culture and environment that is Reynard.


     Reynard is committed to creating an environment that provides its highly-skilled personnel with stimulating challenges which demand the very best from each individual. Through the training process, the staff is exposed to the latest engineering hardware and software, and each young designer and engineer is encouraged to assume responsibility for projects. Management believes that this culture, coupled with the in-depth recruitment process, has enabled Reynard to attract, retain and develop a team of highly-skilled designers, engineers and technical staff.


COMPETITION

     The industry for designing, developing and manufacturing racing cars and technologically advanced equipment is highly competitive. Reynard competes primarily with other manufacturers of racing cars, such as Swift and Lola, for auto racing competitors. Continuous attention to aerodynamic, technological and safety advances is required in order to remain competitive. Reynard believes that on-track performance of the racing cars, industry reputation, service after the sale, pricing and equipment availability are the principal factors that distinguish competing motorsport manufacturers. It is its attention to those factors listed above that has allowed Reynard to be the primary racing car provider to competitors in the CART Series. In that series, Reynard provided racing cars to 22 of the

28 1998 full-season entrants. Reynard has received orders through December 1, 1998 to supply 38 racing cars for the 1999 CART Series.



     In providing higher margin services, Reynard competes with other providers of the specialized technological services. In providing CFD analysis services, Reynard competes with General Motors, Computational Dynamics, Fluent, Inc., and AEA Technology. Primary competition for its wind tunnel facilities include Jordan, Imperial College, Royal College of Military Science, British Airways, Swift and Boeing. Reynard believes that state-of-the-art equipment, highly trained personnel and pricing are the principal factors that distinguish competition.



     In the design and production of touring cars, Reynard primarily competes with Prodrive, MotorSports Development, Triple Eight Engineering and Ray Mallock. In the design and production of sports cars, Reynard primarily competes with other chassis manufacturers, including Dallara, Riley & Scott, Williams, Porsche, BRM and Kudsu. Reynard believes that on-track performance of racing cars, industry reputation, pricing and equipment availability are the principal factors that distinguish competition.


EMPLOYEES


     As of December 1, 1998, Reynard employed approximately 250 full-time employees. None of Reynard's employees are represented by a labor union. Management believes that Reynard enjoys a good relationship with its employees.



LEGAL PROCEEDINGS AND INSURANCE


     Reynard is a party to routine litigation incidental to its business. Management does not believe that the resolution of any or all of such litigation is likely to have a material adverse effect on Reynard's financial condition.


     Racing events can be dangerous to participants and spectators. Reynard maintains a $10.0 million liability insurance policy to insure Reynard against claims by participants or spectators. The $10.0 million limit on coverage is for aggregate claims on an annual basis, with no other coverage limitation on a per claim basis. Reynard believes that such insurance is sufficient and in keeping with industry standards. Nevertheless, there can be no assurance that such insurance will be adequate or available at all times at reasonable premiums and to cover all circumstances.


ENVIRONMENTAL MATTERS

     Reynard believes that the facilities it operates are in material compliance with applicable environmental statutes and regulations. Nevertheless, if damage to persons or property or contamination of the environment is determined to have been caused or exacerbated by the conduct of Reynard's business or by pollutants, substances, contaminants or wastes used, generated or disposed of by Reynard, or which may be found on Reynard's property, Reynard may be held liable for such damage and may be required to pay the cost of investigation and/or remediation of such contamination or any related damage. The amount of such liability could be material and Reynard is self-insured. Changes in regulations or requirements could also require material expenditures by Reynard in order to become compliant.

TRADEMARKS AND PROPRIETARY INFORMATION


     Dr. Adrian Reynard has filed a trademark application in the U.K. for the Reynard brand name and logo. Dr. Reynard will grant a license to Reynard to use the name and logo until Reynard no longer conducts business operations, at no cost to Reynard except registration and related costs. Dr. Reynard intends to file a trademark application with the U.S. Patent and Trademark Office with respect to the Reynard brand name. U.S. registered trademarks have a perpetual life, as long as they are renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the marks.



     Reynard does not seek patent protection on its products or processes due to the continual development and refinement necessary to remain competitive. Reynard does regard the products, technologies and databases that it has developed as proprietary. Reynard attempts to protect its trade secrets and proprietary information through agreements and policies with employees and consultants. Despite these efforts, there is no assurance that others will not gain access to Reynard's trade secrets, or that Reynard can meaningfully protect its technology and intellectual property. Although Reynard intends to protect its rights vigorously, there is no assurance that such measures will be successful.


PROPERTIES


     Reynard's operations occupy leased property located in Bicester, Oxfordshire, and Brackley, Northamptonshire, in the Motorsport Valley. The two facilities in Bicester comprise over 3,000 square meters and those located in Brackley occupy an area over 5,000 square meters. The lease for the Bicester sites expire May 11, 2010. The leases for the Brackley sites expire on March 25, 1999, May 31, 2003 and May 11, 2010. Dr. Reynard is the lessor for one of the Bicester sites, while the Reynard Racing Cars Directors Pension Fund is the lessor for the remaining Bicester site and two of the Brackley sites. The total rent per annum for all the sites is approximately $924,000.



WHERE TO FIND ADDITIONAL INFORMATION


     Reynard's principal executive offices are located at 8431 Georgetown Road, Suite 700, Indianapolis, Indiana 46268. The telephone number is (317) 824-5600. Reynard was incorporated in Delaware on September 2, 1998.

     Reynard has filed a Registration Statement on Form S-1 with the Commission. This prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. With respect to references made in this prospectus to any contract or other document of Reynard, such references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement at the Commission's public reference room in Washington, D.C., and at the Commission's regional offices in Chicago, Illinois and New York, New York. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Reynard's Commission filings and the Registration Statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov.


     After this offering, Reynard will file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission. Reynard intends to furnish its stockholders with annual reports containing financial statements audited by its independent public accountants and to announce publicly its quarterly results for the first three quarters of each year. The financial information will be prepared in accordance with U.S. GAAP.



POTENTIAL DIFFICULTIES IN ENFORCEMENT OF CIVIL LIABILITIES



     Most of our directors and executive officers and the experts named in this prospectus are residents of the U.K., not the U.S. Substantially all of our assets and the assets of our directors and executive officers are located in the U.K. As a result, you may not be able to (1) effect service of process within the U.S. upon such persons or (2) enforce judgments of the U.S. courts predicated upon civil liability provisions of the U.S. federal or state securities laws if you are attempting to enforce those judgments in U.S. courts. In addition, it may be difficult for you to enforce certain civil liabilities predicated upon U.S. federal or state securities laws in England against Reynard or our directors or executive officers.



     Any judgement obtained in a state or federal court in the U.S. against Reynard or its directors and executive officers is not automatically enforceable against assets of those entities which are held in the United Kingdom. Enforcement of judgements obtained in the U.S. courts in the United Kingdom is possible, but only in limited circumstances prescribed by English common law. In general judgements can only be enforced where the relevant U.S. court has valid personal and subject matter jurisdiction and where the judgement debtor is either (1) resident in the jurisdiction of such U.S. court; or (2) consents in writing to the dispute being determined by such U.S. court; or (3) participates in the defence of the proceedings before such U.S. court; or (4) counterclaims within the U.S. proceedings. Even if the case satisfies these requirements there are certain exceptions to enforceability which can be applied by the English courts, for instance where a judgement is obtained by fraud or other improper means, or where enforcement would be contrary to public policy.


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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     Set forth below is certain information concerning the executive officers and directors of Reynard.



       NAME          AGE                             POSITION
       ----          ---                             --------
Adrian J. Reynard*   47     Chairman of the Board of Reynard
Alex S. Hawkridge*   53     Chief Executive Officer of Reynard
Richard J. Gorne*    44     Vice President -- Sales of Reynard
Malcolm B. Oastler   39     Technical Director of Reynard Motorsport Limited
Paul R. Owens        57     Composites Director of Reynard Motorsport Limited
John C. Gower*       43     Chief Financial Officer, Secretary and Treasurer of Reynard
Peter D. Morgan      44     Production Director of Reynard Motorsport Limited
Bruce G. Ashmore     39     Vice President/Technical Director - Reynard North America,
                            Inc.
Jeff S. Swartwout    45     Vice President/Operations Director - Reynard North America,
                            Inc.


---------------

* Member of Reynard's Board of Directors



     The Board of Directors are elected annually by the stockholders. The officers of Reynard serve at the pleasure of the Board of Directors. Reynard intends to add two additional independent directors as soon as possible after the offering.



     DR. ADRIAN J. REYNARD was elected Chairman of the Board and a director in September, 1998. He has served as president and chief executive officer of Reynard Motorsport Limited and its predecessors since 1973. Dr. Reynard's career in the motorsports industry began in 1973 as a driver who designed and built his own racing cars. By concentrating on design, engineering and manufacturing, instead of driving, Dr. Reynard has made Reynard a successful manufacturer of racing cars over the past 25 years.



     ALEX S. HAWKRIDGE was elected Chief Executive Officer and a director of Reynard in September, 1998. From 1992 to 1998, Mr. Hawkridge provided specialized advice to many major companies in British motorsports through his company, Garland Management Ltd. From 1968 to 1992, Mr. Hawkridge served as Managing Director (chief executive officer) of Toleman Group, a diversified manufacturing company with over 1,200 employees and operations in the U.K., U.S., and Philippines. During Mr. Hawkridge's tenure, Toleman Group owned and operated Toleman Motorsport, which won the Formula Two European Championship in 1980 and the British Rally Championship in the same year. Toleman Motorsport entered Formula One in 1981, and sold the team to Benetton in 1985. Toleman Group also operated Cougar Marine, the winner of 13 consecutive World Powerboat Championships.



     RICHARD J. GORNE was elected Vice President - Sales and a director of Reynard in September, 1998. Mr. Gorne has served as an executive officer of Reynard Motorsport Limited and its predecessors for seventeen years. Since 1992, Mr. Gorne has served as Sales Director of Reynard Motorsport Limited and its predecessors. Mr. Gorne was a successful racing car driver who competed against Dr. Reynard in the 1970's. Mr. Gorne focuses primarily on sales and customer service within Reynard.



     MALCOLM B. OASTLER has served as Technical Director of Reynard Motorsport Limited since March 1994. He joined Reynard in 1985 to design the Formula Ford 1600 and 2000 chassis. In 1987, he built the Formula Ford car that won on its debut. Prior to joining Reynard, Mr. Oastler gained valuable experience working in junior motor racing categories and competing as a driver in the Formula Ford 2000 series.



     PAUL R. OWENS has served as managing director of Reynard Composites for 14 years. He joined Reynard in 1984 in order to develop the construction techniques for the first ever carbon composite chassis for use in production based racing cars. He helped start the Chevron Cars business, a race car manufacturer, in 1956. He remained with Chevron Cars until 1980 when he joined Maurer Racing Cars to design and build Formula Two cars.



     JOHN C. GOWER was elected Chief Financial Officer, Secretary, Treasurer and a director of Reynard in September, 1998. Mr. Gower has served as financial controller for the Reynard companies since 1991. During this period of rapid growth he was responsible for setting up new finance and accounting systems. From 1985 to 1991, he served as financial controller for the Benetton Formula One team. Mr. Gower is qualified as a Chartered Accountant.


     PETER D. MORGAN was elected Production Director of Reynard Motorsport Limited in September 1998. Mr. Morgan served as vice president of production for Reynard Motorsport Limited since April 1994. Prior to that, he held the positions of team manager and race engineer with Madgwick Motorsport in Formula 3000 for ten years. Mr. Morgan began his racing career as a driver in the Formula Ford series and was Esso National Champion in 1978.

     BRUCE G. ASHMORE was elected Vice President/Technical Director of Reynard North America, Inc. in December, 1997. Mr. Ashmore joined Reynard North America in 1994 as the technical director of the Company's North American operations. From 1988 to 1993, he worked as chief designer for Lola Cars Ltd., a chassis manufacturer.


     JEFF S. SWARTWOUT was elected Vice President/Operations Director of Reynard North America, Inc. in March, 1998. Mr. Swartwout joined Reynard North America in 1993. He began his career as a mechanic in the Formula Atlantic, Sports Prototypes and Indy Car series. Mr. Swartwout's accomplishments on the racing circuits as the lead mechanic include a victory at the 1986 Indianapolis 500 and three national championships.



     Pursuant to Reynard's agreement with BAR, Dr. Reynard and Messrs. Gorne and Oastler have committed a significant amount of their time to the BAR Formula One racing effort. Mr. Oastler must devote substantially all of his time over the next three years. Dr. Reynard and Mr. Gorne must devote approximately one half of their time for the next year and approximately one quarter of their time for the subsequent two years.


COMMITTEES


     Reynard's Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee recommends the appointment of Reynard's independent auditors to the Board of Directors, reviews the compensation of such auditors and reviews with such accountants the plans for the result and scope of their auditing engagement. The Compensation Committee reviews the performance and compensation of directors, executive officers and key employees and makes recommendations to the Board of Directors with respect thereto. It also administers Reynard's Stock Option Plan. See "--Stock Option Plans."


LIMITED LIABILITY AND INDEMNIFICATION OF DIRECTORS

     Reynard's Certificate of Incorporation provides that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Delaware law. This limitation of liability does not apply in the case of: (1) a breach of the director's duty of loyalty to Reynard or its stockholders, (2) an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (3) the unlawful payment of dividends or unlawful stock purchases or redemptions, or (4) a transaction from which a director derived an improper personal benefit.

     Reynard's By-laws indemnify its directors and officers to the fullest extent possible under Delaware law, except as otherwise provided in the Certificate of Incorporation. These indemnification provisions require Reynard to indemnify directors and officers against certain liabilities and expenses to which they may become subject by reason of their service to Reynard. The provisions also set forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification. Reynard intends to obtain insurance to protect its officers and directors from liability.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Reynard pursuant to the foregoing provisions, Reynard has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


DIRECTOR COMPENSATION


     Members of the Board of Directors who are not Reynard employees will receive options to purchase 15,000 shares of common stock when first elected and options to purchase 5,000 shares of common stock upon each re-election. See
"-- Stock Option Plans -- Director Option Plan." In addition, these independent directors will be paid a per meeting fee of $10,000 and $250 for each telephonic meeting. Reynard will reimburse all directors for their expenses incurred in connection with their activities as directors. Directors who are also Reynard employees receive no compensation for serving on the Board of Directors.


EXECUTIVE COMPENSATION


     Information regarding all forms of compensation paid or payable by Reynard to the Chief Executive Officer and the four most highly compensated executive officers whose annual salary and bonus exceeded $100,000 in fiscal 1998 is set forth below. The principal positions of the named executive officers refer to titles held by such individual in the operating subsidiaries prior to the Reorganization.

                                  SUMMARY COMPENSATION TABLE
                                     ANNUAL COMPENSATION
            NAME AND               FISCAL                          OTHER ANNUAL    ALL OTHER
       PRINCIPAL POSITIONS          YEAR      SALARY      BONUS    COMPENSATION   COMPENSATION
       -------------------         ------   ----------   -------   ------------   ------------
Adrian J. Reynard (1)............   1998    $7,263,464        --     $93,534(2)    $       --(3)
Chief Executive Officer of the
Company, Chairman of Reynard
Motorsport Limited
Richard J. Gorne.................   1998       476,705   183,815          --(4)         3,823(3)
Sales Director, Reynard
Motorsport Limited
Malcolm B. Oastler...............   1998       759,168   183,815          --(4)            --
Technical Director, Reynard
Motorsport Limited
Peter D. Morgan..................   1998        68,074   183,815          --(4)         9,972(3)
Production Director, Reynard
Motorsport Limited
Paul R. Owens....................   1998        91,085   183,815          --(4)        39,057(3)
Director, Reynard Motorsport
Limited


---------------

(1) Alex Hawkridge was elected Chief Executive Officer of Reynard in October 1998. The Company anticipates entering into an employment agreement with Mr. Hawkridge. In addition, Dr. Reynard has entered into an employment agreement that provides for annual compensation of $1.5 million plus pension contributions.


(2) Represents $77,532 and $4,247 for the use of a company-owned aircraft and motorcycle, respectively; $1,994 for personal use of Reynard staff persons; $1,958 for the use of a phone; $2,491 for medical insurance; and $5,312 for automobile insurance paid by Reynard.


(3) Represents amounts paid by Reynard on behalf of the named parties into a defined contribution pension fund.

(4) The aggregate amount of perquisite compensation to be reported herein is less than the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer. No other annual compensation was paid or payable to the named executive officers in the years indicated.


STOCK OPTION PLANS


     In September 1998, Reynard's Board of Directors authorized, and Reynard's stockholders approved, a stock incentive plan for executive and key management employees of Reynard and its subsidiaries, including a limited number of outside consultants and advisors, effective as of the completion of the Offering (the "Stock Option Plans").


     Under the Stock Option Plan, key employees, outside consultants and advisors (the "Participants") of Reynard and its Subsidiaries (as defined in the Stock Option Plan) may receive awards of stock options (both Nonqualified Options and Incentive Options, as defined in the Stock Option Plan). Up to 2,250,000 shares of common stock (21% of the outstanding shares of common stock immediately prior to the initial public offering) will be subject to the Stock Option Plan. The purpose of the Stock Option Plan is to provide key employees (including officers and directors who are also key employees) and key non-employee consultants and advisors of Reynard and its Subsidiaries ("employees") with an increased incentive to make significant and extraordinary contributions to the long-term performance and growth of Reynard and its Subsidiaries. The Stock Option Plan will also join the interests of key employees with the interests of the stockholders of Reynard and facilitate the attraction and retention of key employees of exceptional ability.



     In connection with the offering, Reynard intends to grant options to purchase an aggregate of 1,200,000 shares of common stock to employees, at the initial public offering price.


     ADMINISTRATION. The Compensation Committee of Reynard's Board of Directors administers the Stock Option Plan. The Stock Option Plan may also be administered by such other committee as may be specified by the Board of Directors to perform the functions and duties of the Compensation Committee under the Stock Option Plan. Subject to the provisions of the Stock Option Plan, the Compensation Committee shall determine, from those eligible to be
Participants: (1) the persons to be granted stock options, (2) the amount of stock options granted to each such person and (3) the terms and conditions of any stock options. Subject to the provisions of the Stock Option Plan, the Compensation Committee is authorized to: (1) interpret the Stock Option Plan,
(2) make, amend and rescind rules and regulations relating to the Stock Option Plan and (3) make all other determinations necessary or advisable for the Stock Options Plan's administration.

     PARTICIPANTS. The Participants in the Stock Option Plan are those key employees, consultants and advisors of Reynard or any Subsidiary who in the judgment of the Compensation Committee are or will become responsible for the direction and financial success of Reynard or any Subsidiary. Key employees include officers and directors who are also key employees of Reynard or any Subsidiary.


     SHARES SUBJECT TO PLAN. The maximum number of shares with respect to which stock options may be granted under the Stock Option Plan is 150,000 shares of common stock per person each year. Shares available for future grant under the Stock Option Plan will be increased as of the first day of each new fiscal year during the term of the Plan by the number of shares issuable upon exercise of options granted thereunder in the previous fiscal year, net of returns. This increase may not exceed 1,000,000 shares in any fiscal year. Shares covered by expired or terminated stock options will again become available for grant under the Stock Option Plan.


     The number of shares subject to each outstanding stock option, the option price with respect to outstanding stock options and the aggregate number of shares remaining available under the Stock Option Plan will be subject to such adjustment as the Compensation Committee, in its discretion, deems appropriate to reflect such events as stock dividends, stock splits, recapitalizations, mergers, consolidations or reorganizations of or by Reynard.

     STOCK OPTIONS. Subject to the terms of the Stock Option Plan, the Committee may grant to Participants either Incentive Options or Nonqualified Options, or any combination thereof. Incentive Options meet the definition of an incentive stock option under Section 422 of the Code and Nonqualified Options do not meet such definition.

     The exercise price for an Incentive Option may not be less than 100% of the fair market value of the stock on the date of grant. But, the exercise price for an Incentive Option granted to an employee who owns more than 10% of the voting stock of Reynard or any Subsidiary may not be less than 110% of the fair market value of the stock on the date of grant. The exercise price for a Nonqualified Option may not be less than 100% of the fair market value of the stock on the date of grant.

     The exercise period for stock options will be determined by the Compensation Committee, but no stock option may be exercisable after ten years from the date of grant, subject to certain conditions and limitations.


     Stock options are not transferable by a Participant other than by will or by the laws of descent and distribution, and stock options are exercisable, during the lifetime of the Participant, only by the Participant.


     If the employment or consultancy of a Participant by Reynard or a Subsidiary terminates, the committee may, in its discretion, permit the exercise of stock options granted to such Participant (1) for a period not to exceed three months following termination of employment with respect to Incentive Options if termination is not due to death or permanent disability of the Participant, (2) for a period not to exceed one year following termination of employment with respect to Incentive Options if termination is due to the death or permanent disability of the Participant, and (3) for a period not to extend beyond the expiration date with respect to Nonqualified Options.

     TERMINATION, DURATION AND AMENDMENTS OF PLAN. The Stock Option Plan may be abandoned or terminated at any time by the Board of Directors. Unless sooner terminated, the Stock Option Plan will terminate on the date ten years after its adoption by the Board of Directors. The termination of the Stock Option Plan will not affect the validity of any stock option outstanding on the date of termination.

     For the purpose of conforming to any changes in applicable law or governmental regulation, or for any other lawful purpose, the Board of Directors will have the right, with or without approval of the stockholders of the Company, to amend or revise the terms of the Stock Option Plan at any time. No such amendment or revision will increase the maximum number of shares in the aggregate which are subject to the Stock Option Plan (other than anti-dilution adjustments and annual automatic increases) without the approval or ratification of the stockholders. No such amendment or revision will increase the maximum number of shares for which any Participant may be granted stock options under the Stock Option Plan (other than anti-dilution adjustments and annual automatic increases) without the approval or ratification of the stockholders. No such amendment or revision will change the class of persons eligible to be Participants under the Stock Option Plan without the approval or ratification of the stockholders. Finally, without the consent of the holder thereof, no such amendment or revision will change the stock option price (other than anti-dilution adjustments) or alter or impair any stock option which has been previously granted or awarded under the Stock Option Plan.

     FEDERAL INCOME TAX CONSEQUENCES. The rules governing the tax treatment of stock options, stock appreciation rights, and shares acquired upon the exercise of stock options are technical. Therefore, the description of federal income tax consequences below is general in nature and is complete. Also, statutory provisions and their interpretations change and their application may vary in individual circumstances. Finally, the applicable state and local income tax laws may not be the same as under the federal income tax laws and will produce different consequences.

     INCENTIVE OPTIONS. Incentive Options granted pursuant to the Plan are intended to qualify as "Incentive Options" within the meaning of Section 422 of the Code. If the Participant does not dispose of the shares acquired pursuant to exercise of an Incentive Option within one year after the transfer of shares to such Participant and within two years from grant of the option, such Participant will realize no taxable income as a result of the grant or exercise of such option. In addition, any gain or loss that is subsequently realized may be treated as long-term capital gain or loss, as the case may be. Under these circumstances, the Company will not be entitled to a deduction for federal income tax purposes with respect to either the issuance of the Incentive Options or the transfer of shares upon their exercise. However, the exercise of an Incentive Option is an item of tax preference and a Participant may have alternative minimum tax liability.

     If shares acquired upon exercise of Incentive Options are disposed of prior to the expiration of the above time periods, the Participant will recognize ordinary income in the year in which the disqualifying disposition occurs. The amount of ordinary income will generally be the lesser of (1) the excess of the market value of the shares on the date of exercise over the option price, or (2) the gain recognized on such disposition. This amount will ordinarily be deductible by the Company for federal income tax purposes in the same year, as long as the amount constitutes reasonable compensation. The excess, if any, of the amount realized on a disqualifying disposition over the market value of the shares on the date of exercise will be treated as capital gain.

     NONQUALIFIED OPTIONS. A Participant who acquires shares by exercise of a Nonqualified Option generally realizes taxable ordinary income at the time of exercise. The taxable ordinary income equals the difference between the exercise price and the fair market value of the shares on the date of exercise. This amount will usually be deductible by Reynard in the same year, as long as the amount constitutes reasonable compensation. Subsequent appreciation or decline in the value of the shares on the sale or other disposition of the shares will generally be treated as capital gain or loss.

     WITHHOLDING PAYMENTS. If, upon exercise of a Nonqualified Option or upon a disqualifying disposition of shares acquired upon exercise of an Incentive Option, Reynard or any Subsidiary must pay amounts for income tax withholding, then in the Compensation Committee's sole discretion, either Reynard will appropriately reduce the amount of stock or cash to be delivered or paid to the Participant or the Participant must pay such amount to Reynard to reimburse Reynard for such payment. The Compensation Committee may permit a Participant to satisfy such withholding obligations by electing to reduce the number of shares of common stock delivered or deliverable to the Participant upon exercise of a stock option or by electing to tender an appropriate number of shares of common stock back to Reynard after the exercise of a stock option (with such restrictions as the Compensation Committee may adopt).

     LIMITATION ON COMPENSATION DEDUCTION. Publicly-held corporations are precluded from deducting compensation paid to certain of its executive officers in excess of $1.0 million. The employees covered by the $1.0 million limitation include the chief executive officer and those employees whose annual compensation is required to be reported to the Securities and Exchange Commission because the employee is one of the company's four highest compensated employees for the taxable year (other than the chief executive officer). The grant of stock options generally are included in an employee's compensation for purposes of the $1.0 million limitation.

     There is an exception to the $1.0 million deduction limitation for compensation (including the grant of stock options paid pursuant to a qualified performance-based compensation plan). Compensation attributable to stock options is deemed to satisfy the qualified performance-based compensation exception if
(1) the grant is made by a compensation committee comprised of outside directors; (2) the plan under which the option is granted states the maximum number of shares with respect to which options may be granted during a specified period to any employee and (3) under the terms of the option, the amount of compensation the employee could receive is based solely on an increase in the value of the stock after the date of the grant.

     If the amount of compensation a covered employee will receive under the grant is not based solely on an increase of the value of the stock after the date of the grant (e.g., an option that is granted with an exercise price that is less than the fair market value as of the date of the grant), none of the compensation attributable to the grant is qualified performance-based compensation unless the grant is made on account of the attainment of a performance goal that has been previously established and approved by the stockholders of Reynard.


     The grant of stock options to a Participant under the Stock Option Plan to purchase Reynard's stock at fair market value determined on the date of the grant will, if granted at fair market value, be deemed to satisfy the requirements of the performance-based compensation exception. Therefore, the $1.0 million deduction limitation will not otherwise limit the deductibility of the compensation paid to covered employees by Reynard. But, the grant of a stock option with an exercise price less than the fair market value of the stock on the date of grant will be included in a covered employee's compensation in determining the $1.0 million deductibility limit.



     U.K. TAX CONSEQUENCES. It is intended that stock options will be granted to executives and key management employees of Reynard who are residents in the U.K. Options granted to U.K. residents under the Stock Option Plan will be treated as unapproved for U.K. tax purposes. On the exercise of such options, a U.K. Participant will be subject to U.K. income tax on the difference between the exercise price and the fair market value of the shares on the date of exercise. This amount will be subject to U.K. withholding tax. The Committee is authorized to sell sufficient of the Participant's shares on the exercise of a stock option to satisfy such withholding liabilities, if necessary.


     For options granted to U.K. residents after April 5, 1999 under the Stock Option Plan, there is a liability to pay U.K. social security contributions upon the exercise of such options based on the difference between the exercise price and the fair market value of the shares on the date of exercise.


     No deduction will be available to Reynard for corporation tax purposes with respect to the issuance of options to purchase shares of common stock or the transfer of shares upon their exercise.


     U.K. APPROVED STOCK OPTIONS. It is intended that a sub-plan of the Stock Option Plan will be established which will be approved by the U.K. Inland Revenue under the U.K. Taxes Act 1988. Approved stock options may be granted to selected U.K. employees and full-time directors. The provisions of the sub-plan will be similar to those of the Stock Option Plan except to the extent required to obtain and maintain U.K. Inland Revenue approval.

     In particular, approved options may only be granted to a U.K. individual over shares worth up to L30,000 at the date of grant. Provided the approved options are exercised between the third and tenth anniversaries of the date of grant and not within three years of a previous tax-free exercise of an approved option by the same individual, no income tax will be payable upon exercise. Furthermore, there will be no liability for social security contributions on the exercise of an approved option. Any gain or loss that is subsequently realized on sale of the shares will be treated as a capital gain, and will be taxed accordingly.



     ACCOUNTING TREATMENT. Under current accounting rules, neither the grant nor the exercise of an Incentive Option or a Nonqualified Option granted to employees at an exercise price equal to the fair market value of the shares on the date of grant requires any charge against earnings. Reynard will follow the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. This publication provides for the disclosure of the pro forma impact of the issuance of options to employees on net income and earnings per share in the footnotes to Reynard's financial statements. Management currently believes that there will be no material impact on earnings of the Company as a result of the adoption of SFAS 123.


     DIRECTOR OPTION PLAN. The Director Option Plan permits the granting of non-qualified stock options ("Director NQSOs") for up to 200,000 shares of Common stock to Reynard's directors who are not employees of Reynard (an "Independent Director"). Each person who is first elected or appointed to serve as an Independent Director of Reynard is automatically granted an option to purchase 15,000 shares of common stock. In addition, each individual who is re-elected as an Independent Director is automatically granted an option to purchase 5,000 shares of common stock each year on the date of the annual meeting of stockholders. Each of the options automatically granted upon election, appointment or re-election as an Independent Director (the "Fixed Options") are exercisable at a price at least equal to the fair market value of the common stock on the date of grant. In addition to the Fixed Options, each Independent Director may elect to receive stock options in lieu of any director's fees payable to such individuals.


     All Directors NQSOs are immediately exercisable upon grant. The exercise price for all such options may be paid in cash, shares of common stock or other property. If an Independent Director dies or becomes ineligible to participate in the Director Option Plan due to disability, his Director NQSOs expire on the first anniversary of such event. If an Independent Director retires with the consent of Reynard, his Director NQSOs expire 90 days after his retirement. In no event may a Director NQSO be exercised more than 10 years from the date of grant.


EMPLOYMENT AGREEMENTS


     In December 1998, Reynard entered into employment agreements with Dr. Reynard, Messrs., Hawkridge, Gorne, Oastler, Owens, Gower and Morgan. Pursuant to the terms of the agreements, each employee, other than Dr. Reynard and Mr. Hawkridge has agreed to be a full-time employee for a period of four years. Dr. Reynard has agreed to be a full-time employee for a period of three years. Each employee has also agreed not to compete with Reynard during the term of the agreement and for a period of one year after termination. In December 1998, Reynard entered into an employment agreement with Mr. Hawkridge for a period of three years with an agreement not to compete with Reynard during the term of the agreement and for a period of one year after termination.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     The Board of Directors has established a Compensation Committee to deliberate upon matters concerning executive compensation, the issuance of options under the Stock Option Plan and other benefits payable to Reynard's executive officers. The members of the Compensation Committee are currently Adrian J. Reynard and Alex S. Hawkridge. It is anticipated that the Compensation Committee members will be the two additional independent directors to be elected as soon as possible after the offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table contains information, as of December 15, 1998, concerning the beneficial ownership of the common stock by (1) each director,
(2) each of the named officers, (3) all directors and executive officers as a group and (4) each person or entity known by Reynard to be the beneficial owner of more than five percent of the outstanding shares of common stock. the percentage of shares owned prior to the offering is calculated based upon 10,661,214. Unless otherwise indicated, the address for each of the stockholders below is Reynard Motorsport Limited, Reynard Centre, Telford Road, Bicester, Oxfordshire OX6 0UY.



                                   SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                          OWNED                                OWNED
                                    PRIOR TO OFFERING     NUMBER OF       AFTER OFFERING
                                   -------------------   SHARES BEING   -------------------
  NAME OF BENEFICIAL OWNER (1)      NUMBER     PERCENT     OFFERED       NUMBER     PERCENT
  ----------------------------     ---------   -------   ------------   ---------   -------
Adrian J. Reynard (2)............  8,299,418    77.8%     309,338       7,990,087   57.5%
Richard J. Gorne.................     50,662     0.5%      50,662              --      --
Paul R. Owens....................         --      --           --              --      --
Malcolm B. Oastler...............         --      --           --              --      --
Peter D. Morgan..................         --      --           --              --      --
Alex S. Hawkridge (3)............    426,449     3.8%          --         426,449    3.0%
Reynard Racing Cars Trustee
  Limited (4)....................  1,740,278    16.3%          --       1,740,279   12.5%
All directors and officers, as a
  group (6 persons) (5)..........  8,776,529    79.2%     360,000       8,416,535   58.7%


---------------

(1) Unless otherwise noted, each beneficial owner has sole voting and dispositive power with respect to the shares.


(2) Includes 37 shares held in the name of Gillian Reynard. Includes 696,113 shares held in the name of Spread Trustee Company Ltd. in which Dr. Reynard is the sole beneficiary and 1,456,362 shares held in the name of Reynard Racing Cars Directors Pension Fund in which Dr. Reynard is the sole beneficiary.



(3) Includes 426,449 shares issuable upon exercise of outstanding stock options, exercisable within 90 days of December 15, 1998.



(4) Includes 386,729 shares held in the name of Richard J. Gorne, 483,411 shares held in the name of Malcolm B. Oastler, 386,729 shares held in the name of Paul R. Owens, 193,364 shares held in the name of Peter D. Morgan and 193,364 shares held in the name of John C. Gower. Reynard Racing Cars Trustee Limited, a wholly-owned subsidiary of Reynard, owns 1,740,279 shares in trust for the above-named directors. The shares vest five years from the date of issue to the employee. At this time, no shares are vested. The first shares vest in 1999.



(5) Includes 426,449 shares issuable upon exercise of outstanding stock options, exercisable within 90 days of December 5, 1998.


                              CERTAIN TRANSACTIONS


     As of September 30, 1998, Reynard had borrowed an aggregate of $9,673,000 from Dr. Adrian Reynard in the form of a facility letter, due and payable on demand. The loan is secured by a pledge of all of Reynard's assets, and bears interest at the National Westminster Bank's base rate plus 2 1/2%. Reynard has received a letter from Dr. Reynard in which he states that he does not expect to be paid or credited with interest on the money lent to date. The highest balance due to Dr. Reynard during the fiscal year was $11,298,585, $5,519,961 and $(287,616) during 1998, 1997 and 1996, respectively, and such balances do not include interest on the loan. A portion of the proceeds from this offering will be used to repay the loan in its entirety.



     Reynard leases some of its sites from Dr. Reynard and from the Reynard Racing Cars Limited. Directors' Pension Scheme (the "Directors' Pension"), of which Dr. Reynard is a trustee and sole beneficiary. Dr. Reynard has leased the facility located in Unit B4, Telford Road, Bicester, to the Company for a term of 12 years, commencing on October 1, 1998, for $178,395 per annum. The Directors' Pension has leased the facility located in Unit B6, Telford Road Bicester, Oxfordshire, to Reynard for a term of 12 years, commencing on October 1, 1998, for $54,380 per annum, the facility located in Unit 1A, Reynard Park, Brackley, for a term of 12 years, commencing on May 11, 1998, for $405,739 per annum, and the facility located in Unit 4, Reynard Park, Brackley, for a term of 12 years, commencing on May 11, 1998, for $285,797 per annum.



     In August 1997, Reynard loaned an aggregate of $899,000 to the pension fund, of which Dr. Reynard is a beneficiary. The loan was partially repaid in August, 1997, with the balance being repaid in October, 1997. The loan was in the form of a facility letter, was due and payable on demand and bore interest at the National Westminster Bank's base rate plus 2% per annum. The loans were made for the purpose of purchasing property.



     On September 25, 1998, Reynard granted options to purchase 426,449 shares to Alex Hawkridge, Reynard's Chief Executive Officer, at an exercise price of $13.49 per share. The options are fully vested and may be exercised by Mr. Hawkridge at any time after the date of the agreement.



     During the year ended September 30, 1998, payments of $375,000 were made to a company owned by Alex Hawkridge, Reynard's Chief Executive Officer, in respect of consulting services provided to Reynard. At September 30, 1998, Reynard had approximately $165,000 due to this company.


                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of Reynard consists of 50,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. On December 15, 1998, a total of 10,661,214 shares of common stock were issued and outstanding and such shares were held by 11 stockholders. No shares of preferred stock were outstanding. Upon completion of the Offering, there will be 13,901,214 shares of common stock and no shares of preferred stock issued and outstanding.



     The following summary description of Reynard's capital stock is not complete. You should read Reynard's Certificate of Incorporation and By-laws. Copies of Reynard's Certification of Incorporation and By-laws have been filed as exhibits to the Registration Statement of which this prospectus is a part.

COMMON STOCK

     All outstanding shares of common stock are, and the shares offered hereby will be, duly authorized, validly issued, fully paid and nonassessable. Subject to the prior rights of holders of any preferred stock then outstanding, holders of common stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available therefore. Holders of common stock will share ratably in the net assets of Reynard upon liquidation. Reynard's payment of dividends, if any, rests with the Board of Directors and will depend upon Reynard's results of operation, financial condition and capital expenditure plans, as well as other factors considered relevant by the Board of Directors. Holders of common stock do not have preemptive or other rights to subscribe for additional shares. There are no redemption or sinking fund provisions associated with the common stock.

     Holders of common stock are entitled to one vote per share on all matters requiring a vote of stockholders. Since the common stock does not have cumulative voting rights in electing directors, the holders of more than a majority of the outstanding shares of common stock voting for the election of directors can elect all of the directors whose terms expire that year.

PREFERRED STOCK

     Reynard's Certificate of Incorporation gives the Board of Directors the power to designate the relative rights and preferences of the preferred stock, when and if issued, without further action by the holders of the common stock. The Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock in one or more series. The rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences. Any of these may be dilutive to the interests of the holders of common stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of Reynard and may have an adverse effect on the rights of the holders of common stock.

     The issuance of any series of preferred stock, and the relative powers, preferences, rights, qualifications, limitations and restrictions of such series, if and when established, will depend upon, among other things, the future capital needs of Reynard, the then-existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of preferred stock. At the date of this prospectus, there are no plans, agreements or understandings relative to the issuance of any shares of preferred stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     Certain provisions of the General Corporation Law of the State of Delaware and of the Company's Certificate of Incorporation and By-laws are summarized in the following paragraphs. These provisions may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

     OTHER VOTING REQUIREMENTS. The Certificate of Incorporation requires the approval of 67% of Reynard's voting securities for an amendment of certain provisions of the Certificate of Incorporation, unless 2/3 of the Board of Directors first approve the matter. The Certificate of Incorporation also requires either the approval of 67% of Reynard's voting securities or a vote of not less than a majority of the Board of Directors to amend the By-Laws.


     DELAWARE ANTI-TAKEOVER LAW. Since Reynard is a Delaware corporation, it is subject to the provisions of the General Corporation Law of the State of Delaware, including Section 203 thereof. Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (1) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (2) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203, or (3) subsequent to such date, the business combination is approved by both the Board of Directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, Reynard has not made this election.

     SPECIAL MEETINGS OF STOCKHOLDERS; NO ACTION WITHOUT MEETING. Reynard's By-laws provide that special meetings of stockholders may be called only by the Chairman, the President or the Board of Directors. Reynard's Certificate of Incorporation and By-laws also provide that no action required to be taken or that may be taken at any annual or special meeting of stockholders may be taken without a meeting. Additionally, the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. These provisions may make it more difficult for stockholders to take action opposed by the Board of Directors.

     ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. Reynard's By-laws provide that stockholders seeking to bring business before an annual or special meeting of stockholders, or to nominate candidates for election as directors at an annual or a special meeting of stockholders, must provide timely, written notice thereof. To be timely, a stockholder's notice must be delivered to, or mailed and received at, Reynard's principal executive office (1) with respect to business to be considered at the annual meeting of the stockholders of Reynard, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of Reynard's stockholders, and (2) with respect to business to be considered at a special meeting of Reynard's stockholders, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed to stockholders, or public disclosure of the date of the special meeting was made, whichever occurs first. These provisions may preclude some stockholders from making nominations for directors at an annual or special meeting or from bringing other matters before the stockholders at a meeting.

RIGHTS AGREEMENT


     Reynard and a rights agent have entered into a Rights Agreement. The Rights Agreement provides for the distribution of a right to purchase one share of common stock to the holders of each share of common stock. Pursuant to the Rights Agreement, the rights may have certain anti-takeover effects. The rights are designed to cause substantial dilution to a person or group that attempts to acquire Reynard on terms that are not approved by the Board of Directors.



     Prior to the date the rights are distributed to the rights holders (the "Distribution Date"), certificates representing the shares of common stock will evidence the rights. The rights may only be transferred with shares of common stock. The rights are not exercisable for common stock until the Distribution Date. The holders of rights do not have any voting rights and are not entitled to dividends.



     The Distribution Date will occur, if at all, on the earlier of: (1) the tenth business day following a public announcement that a person (other than Reynard, Adrian J. Reynard or certain related entities) has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock, or (2) the tenth business day (or such later date as determined by the Board of Directors) following the commencement of or the first public announcement of intent of a tender offer or exchange for 15% or more of the outstanding shares of common stock (other than by Reynard, Adrian J. Reynard or certain related entities).



     After the Distribution Date, once any person (other than Reynard, Adrian J. Reynard or certain related entities) becomes a 15% beneficial owner of the outstanding shares of common stock, the rights automatically allow a stockholder to acquire Reynard common stock at a 50% discount, unless the Board of Directors has decided to exchange the rights for shares of common stock. The rights beneficially owned by the acquiring person become null and void and do not allow such person to acquire Reynard common stock.



     If, after the Distribution Date, the Company consolidates or merges with, or transfers a majority of its assets to, any person, the rights will allow a stockholder to acquire the voting equity securities of the acquiring person at a 50% discount.



     The rights will not interfere with any merger or other business combination that is approved by the Board of Directors because the rights may be redeemed by Reynard at $.01 per right at any time prior to 10 business days following a 15% acquisition.



     The rights will expire on                , 2008, unless earlier redeemed by
the Company.



     The Board of Directors may amend the Rights Agreement, without limitation, prior to the distribution of the rights, without the approval of the holders of the rights.



TRANSFER AGENT


     The transfer agent and registrar of the common stock is
                               .

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the offering, Reynard will have 13,901,214 shares of common stock outstanding. Of such outstanding shares, the 3,600,000 shares (4,140,000 shares if the over-allotment option is exercised in full) sold in the offering will be freely transferable after the offering and may be resold without further registration under the Securities Act, unless purchased by affiliates of Reynard, as defined in Rule 144 under the Securities Act. The remaining 10,301,214 shares outstanding are restricted shares and the holders will be entitled to resell them only pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, such as an exemption provided by Rule 144. None of the current stockholders have any registration rights with respect to the outstanding shares of common stock.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year may, under certain circumstances, resell within any three-month period such number of shares as does not exceed the greater of one percent of the then-outstanding shares or the average weekly trading volume during the four calendar weeks prior to such resale. Rule 144 also permits, under certain circumstances, the resale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of Reynard. In addition, holding periods of successive non-affiliate owners are aggregated for purposes of determining compliance with these one- and two-year holding period requirements. The availability of shares for sale or actual sales under Rule 144 may have an adverse effect on the market price of the common stock. Sales under Rule 144 also could impair the Company's ability to market additional equity securities.


     Upon completion of the offering, the remaining 10,301,214 restricted shares may not be resold pursuant to Rule 144 before December 1999.


     Reynard and all of its stockholders, executive officers and directors have each agreed not to offer for sale, sell or otherwise dispose of any shares of common stock or other securities convertible into or exchangeable for common stock for a period of 180 days after the date of this prospectus without the prior written consent of NationsBanc Montgomery Securities LLC on behalf of the Underwriters.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement (the "Underwriting Agreement") by and between Reynard and the Underwriters (collectively, the "Underwriters"), dated the date hereof, each underwriter named below has severally agreed to purchase the number of shares of common stock set forth below opposite the name of such Underwriter at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

                    NAME OF UNDERWRITER                       NUMBER OF SHARES
                    -------------------                       ----------------
NationsBanc Montgomery Securities LLC.......................
Wheat First Securities, Inc.................................
Josephthal & Co. Inc........................................
                                                                  --------
          Total.............................................
                                                                  ========

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of common stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom NationsBanc Montgomery Securities LLC, Wheat First Union, a division of Wheat First Securities, Inc., and Josephthal & Co. Inc. are acting as representatives (the "Representatives"), propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The Underwriters may allow selected
dealers a concession not in excess of $     per share under the public offering
price and the Underwriters may allow, and such dealers may reallow, a concession
not in excess of $     per share to certain other dealers. After the initial
offering of the shares to the public, the public offering price and other selling terms may be changed by the Representatives. The Representatives have advised Reynard that the Underwriters do not intend to confirm sales of any shares to any accounts over which they exercise discretionary authority.


     The Selling Stockholder has granted an option to the Underwriters to purchase up to 540,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, minus the underwriting discounts and commissions. This option is exerciseable for 30 days from the date of this prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares of common stock. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     Reynard, its executive officers and directors and each of its existing
stockholders, who will hold an aggregate of      shares of common stock after
this offering, have agreed that until 180 days following the date of this prospectus, they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, on behalf of the Underwriters, sell, offer to sell, solicit any offer to buy, contract to sell, grant any option to purchase, or otherwise transfer or dispose of any shares, or any securities convertible into, or exercisable or exchangeable for, shares of common stock, except that Reynard may grant options under the Stock Option Plan and may issue shares of common stock pursuant to the exercise of options granted under the Stock Option Plan. In evaluating any request for a waiver of the 180-day lock-up period, NationsBanc Montgomery Securities LLC will consider, in accordance with its customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market for the common stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance.

     Prior to this offering, there has not been any public market for the shares of common stock of the Company. Consequently, the initial public offering price for the shares of common stock included in the offering will be determined by negotiations between Reynard and the Representatives. Among the factors to be considered in determining such price are the history of and prospects for Reynard's business and the industry in which it competes, an assessment of Reynard's management and the present state of Reynard's development, the past and present revenues and earnings of Reynard, the prospects for growth of Reynard's revenues and earnings, the current state of the economy in the U.S. and the U.K. and the current level of economic activity in the industry in which Reynard competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies that are comparable to Reynard.

     The Representatives have advised Reynard that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the shares of common stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time. The Representatives have advised Reynard that such transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

     The Underwriting Agreement provides that Reynard will indemnify the Underwriters against certain liabilities, including liabilities arising under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS


     Certain legal matters in connection with this offering will be passed upon for Reynard by Kegler, Brown, Hill & Ritter Co., L.P.A., Columbus, Ohio. Certain other legal matters governed by English law will be passed upon for Reynard by Davies Arnold Cooper. Legal matters in connection with this offering will be passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Washington, D.C.


                                    EXPERTS


     The consolidated financial statements of Reynard as of September 30, 1997 and 1998 and for each of the three years in the period ended September 30, 1998, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte & Touche, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been included herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.



     The consolidated financial statements of Princetown Holdings Limited as of August 31, 1997 and 1998 and for each of the two years in the period ended August 31, 1998, included in this prospectus, have been audited by Deloitte & Touche, independent auditors, as stated in their report appearing herein and have been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            REYNARD MOTORSPORT, INC.



INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION AND


CONSOLIDATED FINANCIAL STATEMENTS



REYNARD MOTORSPORT, INC. UNAUDITED PRO FORMA CONDENSED
  CONSOLIDATED FINANCIAL INFORMATION
  Unaudited Pro Forma Condensed Consolidated Financial
     Information............................................  F-2
  Unaudited Pro Forma Condensed Consolidated Balance Sheet
     as of September 30, 1998...............................  F-3
  Unaudited Pro Forma Condensed Consolidated Statement of
     Operations for the Year Ended September 30, 1998.......  F-4
  Notes to Unaudited Pro Forma Consolidated Financial
     Information............................................  F-5
REYNARD MOTORSPORT, INC.
  Independent Auditors' Report..............................  F-7
  Consolidated Balance Sheets as of September 30, 1997 and
     1998...................................................  F-8
  Consolidated Statements of Operations for the Years Ended
     September 30, 1996, 1997 and 1998......................  F-9
  Consolidated Statements of Stockholders' Equity (Deficit)
     for the Years Ended September 30, 1996, 1997 and
     1998...................................................  F-10
  Consolidated Statements of Cash Flows for the Years Ended
     September 30, 1996, 1997 and 1998......................  F-11
  Notes to the Consolidated Financial Statements............  F-12
PRINCETOWN HOLDINGS LIMITED
  Independent Auditors' Report..............................  F-21
  Consolidated Balance Sheets as of August 31, 1997 and
     1998...................................................  F-22
  Consolidated Statements of Operations for the Years Ended
     August 31, 1997 and 1998...............................  F-23
  Consolidated Statements of Stockholder's Equity for the
     Years Ended August 31, 1997 and 1998...................  F-24
  Consolidated Statements of Cash Flows for the Years Ended
     August 31, 1997 and 1998...............................  F-25
  Notes to Consolidated Financial Statements................  F-26

                            REYNARD MOTORSPORT, INC.


UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION


     The unaudited pro forma condensed consolidated balance sheet as of September 30, 1998 gives effect to (i) the Gemini Acquisition (See
"Business -- Growth Strategy") and (ii) the Offering and application of the net proceeds from the Offering (after deducting underwriting discounts and commissions and estimated expenses of the Offering, but excluding the underwriters' over-allotment option), as if each had occurred as of September 30, 1998. The following unaudited pro forma condensed consolidated statements of operations for the year ended September 30, 1998 give effect to each of the above transactions as if each had occurred as of October 1, 1997. The information used in respect of Gemini represents the year ended August 31, 1998. Pro forma adjustments are described in the accompanying notes. The unaudited pro forma condensed consolidated financial information should be read in conjunction with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The unaudited pro forma condensed consolidated statements of operations are not necessarily indicative of the actual results of operations that would have been reported if the events described above had occurred as of October 1, 1997, nor do such statements propose to indicate the results of future operations of the Company. Furthermore, the pro forma results do not give effect to cost savings or incremental costs, if any, which may occur as a result of the integration and consolidation of the Gemini Acquisition or the investment of cash balances available from the Offering. In the opinion of management, all adjustments necessary to present fairly such unaudited pro forma condensed consolidated financial statements have been made.

                            REYNARD MOTORSPORT, INC.


UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 1998

(DOLLARS IN THOUSANDS)


                                                       PRO FORMA FOR ACQUISITION OF GEMINI
                                                      -------------------------------------   ADJUSTMENTS
                                          REYNARD       GEMINI      PRO FORMA    PRO FORMA      FOR THE
                                         HISTORICAL   HISTORICAL   ADJUSTMENTS   FOR GEMINI    OFFERING     PRO FORMA
                                         ----------   ----------   -----------   ----------   -----------   ---------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............   $ 3,318       $    1      $(12,165)(A)  $(8,846)      $41,766(B)  $ 23,247
                                                                                                 (9,673)(B)
  Accounts receivable..................     8,129          606            --        8,735            --        8,735
  Inventory............................     4,556        1,854            --        6,410            --        6,410
  Prepaid expenses.....................     1,489           34            --        1,523        (1,231)(B)      292
  Deferred income taxes................       870          217            --        1,087            --        1,087
                                          -------       ------      --------      -------       -------     --------
         Total current assets..........    18,362        2,712       (12,165)       8,909        30,862       39,771
PROPERTY AND EQUIPMENT -- Net..........    10,876        3,533         7,351(A)    21,760            --       21,760
INTANGIBLES............................        --           --         3,833(A)     3,833            --        3,833
OTHER ASSETS...........................       464           --            --          464            --          464
                                          -------       ------      --------      -------       -------     --------
TOTAL ASSETS...........................   $29,702       $6,245      $   (981)     $34,966       $30,862     $ 65,828
                                          =======       ======      ========      =======       =======     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIT)
CURRENT LIABILITIES
  Bank lines of credit.................   $   518       $   82      $     --      $   600       $    --     $    600
  Accounts payable.....................     6,592          260            --        6,852            --        6,852
  Accrued liabilities..................    10,797          626          (492)(A)   10,931            --       10,931
  Notes payable to related party.......     9,653        3,464        (3,464)(A)    9,653        (9,673)(B)      (20)
  Current portion of capital lease
    obligations........................        --          583            --          583            --          583
  Current portion of long-term debt....        --          327            --          327            --          327
                                          -------       ------      --------      -------       -------     --------
         Total current liabilities.....    27,560        5,342        (3,956)      28,946        (9,673)      19,273
CAPITAL LEASE OBLIGATIONS..............        --          554            --          554            --          554
LONG TERM DEBT.........................        --          191           670(A)       861            --          861
DEFERRED INCOME TAXES..................       194          258         2,205(A)     2,657            --        2,657
GUARANTEED DEBT OBLIGATION.............     2,039           --            --        2,039            --        2,039
MINORITY INTEREST IN SUBSIDIARY........     2,925           --            --        2,925            --        2,925
COMMITMENTS AND CONTINGENCIES..........        --           --            --           --            --           --
STOCKHOLDERS' EQUITY (DEFICIT).........    (3,016)        (100)          100(A)    (3,016)       40,535(B)    37,519
                                          -------       ------      --------      -------       -------     --------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT).....................   $29,702       $6,245      $   (981)     $34,966       $30,862     $ 65,828
                                          =======       ======      ========      =======       =======     ========


The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                            REYNARD MOTORSPORT, INC.


UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 1998

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                       PRO FORMA FOR ACQUISITION OF GEMINI
                                                      -------------------------------------   ADJUSTMENTS
                                          REYNARD       GEMINI      PRO FORMA    PRO FORMA      FOR THE
                                         HISTORICAL   HISTORICAL   ADJUSTMENTS   FOR GEMINI    OFFERING     PRO FORMA
                                         ----------   ----------   -----------   ----------   -----------   ---------
REVENUES:
  Products.............................   $45,929       $3,209        $  --       $49,138       $    --      $49,138
  Services.............................    12,788           --           --        12,788            --       12,788
  Other................................        --           50           --            50            --           50
                                          -------       ------        -----       -------       -------      -------
         Total revenues................    58,717        3,259           --        61,976            --       61,976
COST OF GOODS SOLD:
  Products.............................    24,066          941           --        25,007            --       25,007
  Services.............................     5,023           --           --         5,023            --        5,023
                                          -------       ------        -----       -------       -------      -------
         Total cost of goods sold......    29,089          941           --        30,030            --       30,030
                                          -------       ------        -----       -------       -------      -------
GROSS PROFIT...........................    29,628        2,318           --        31,946            --       31,946
GENERAL AND ADMINISTRATIVE
  EXPENSES(H)..........................    24,367        1,288          191(C)     26,582        (6,340)(D)   20,242
                                                                        736(C)
                                          -------       ------        -----       -------       -------      -------
INCOME FROM OPERATIONS.................     5,261        1,030         (927)        5,364         6,340       11,704
OTHER INCOME (EXPENSE)
  Write-off of equity investment.......    (7,349)          --           --        (7,349)           --       (7,349)
  Minority interest in loss of
    subsidiary.........................       105           --                        105                        105
  Interest income......................        51           --           --            51            --           51
  Interest expense.....................      (919)        (161)          --        (1,080)          919(E)      (161)
                                          -------       ------        -----       -------       -------      -------
INCOME (LOSS) BEFORE TAXES ON INCOME...    (2,851)         869         (927)       (2,909)        7,259        4,350
INCOME TAX EXPENSE.....................     1,910          184         (221)(F)     1,873         1,965(F)     3,838
                                          -------       ------        -----       -------       -------      -------
NET INCOME (LOSS)......................   $(4,761)      $  685        $(706)      $(4,782)      $ 5,294      $   512
                                          =======       ======        =====       =======       =======      =======
EARNINGS (LOSS) PER SHARE -- BASIC AND
  DILUTED (G)..........................   $  (.45)                                                           $   .04
                                          =======                                                            =======
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING -- BASIC AND DILUTED.....    10,661                                                             12,218
                                          =======                                                            =======


The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                            REYNARD MOTORSPORT, INC.


NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION


     BALANCE SHEET -- In October 1998, Reynard entered into an agreement to acquire all of the outstanding shares of stock of Princetown Holdings Limited, the sole owner of Gemini Transmissions Limited (together, "Gemini") for approximately $12.8 million. Gemini manufactures and assembles gearboxes, gearbox components, suspension components and other fabricated items for various automobile companies and motorsport teams, and is an industry leader in the design, manufacture and assembly of fuel-efficient gearboxes. The excess of the purchases price over the net book value of the net assets acquired of Gemini has been allocated to the tangible and intangible assets based on Reynard's estimate of the fair market value of the net assets acquired. The allocation of the purchase price paid for Gemini is as follows:



                                                                (DOLLARS IN THOUSANDS)
                                                                ----------------------
Fair market value of net assets acquired....................           $ 9,002
Allocation of purchase price in excess of acquired
  assets -- Goodwill........................................             3,833
                                                                       -------
          Total Purchase Price..............................           $12,835
                                                                       =======



     The accompanying unaudited pro forma condensed consolidated balance sheet as of September 30, 1998 has been prepared as if the Offering, the Gemini Acquisition and the Reorganization had been consummated as of September 30, 1998 and includes:


     (A) a pro forma adjustment to:


     - record the write-up to fair market value of plant and machinery assets acquired of $7,351,000 and goodwill ($3,833,000) related to the Gemini acquisition;



     - present the Gemini acquisition for $12,165,000 in cash and $670,000 in deferred consideration payable on December 31, 2001;



     - reflect the deferred tax liability arising in respect of the fair value adjustment in respect of plant and machinery referred to above;



     - reflect the repayment of notes and rent due from Gemini to certain related parties totalling $3,464,000 and $492,000, respectively.



     - eliminate Gemini's historical accumulated deficit.



     (B) a pro forma adjustment to present the application of the net proceeds $40,535,000 of the Offering, assuming Offering expenses of $4,825,000 (of which $1,231,000 was included in prepaid expenses at September 30, 1998), together with repayment of certain related party debt totalling $9,673,000.



     STATEMENT OF OPERATIONS -- The accompanying unaudited pro forma condensed consolidated statement of operations for the year ended September 30, 1998 presents the results as though the Offering, the Gemini Acquisition and the Reorganization had been consummated on October 1, 1997. The accompanying unaudited pro forma condensed consolidated statement of operations for the year ended September 30, 1998 has been prepared by combining the historical results for Reynard for the year ended September 30, 1998 and Gemini for the year ended August 31, 1998. The accompanying unaudited pro forma condensed consolidated statements of operations include the following adjustments:



     (C) pro forma adjustments for the years ended September 30, 1998 have been made to increase depreciation and amortization for goodwill by $191,000 related to the Gemini Acquisition as

                            REYNARD MOTORSPORT, INC.


NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION -- (CONTINUED)


         if the Gemini Acquisition had occurred as of October 1, 1997. Goodwill is amortized over 20 years. Reynard intends to evaluate periodically the recoverability of goodwill based upon future profitability and undiscounted operating cash flows of the Gemini Acquisition. A pro forma adjustment has also been made for the year ended September 30, 1998 to increase depreciation and amortization by $736,000 for the fair value adjustment to plant and machinery described in (A) above.



     (D) pro forma adjustment for the period presented has been made to reduce compensation made to Dr. Adrian Reynard. Effective October 1, 1998, Reynard entered into an agreement with Dr. Reynard whereby his total compensation is fixed at $1.5 million per annum. Total compensation will comprise of a basic salary ($1,000,000), and bonus ($500,000). Accordingly the amount paid to Dr. Reynard for the year ended September 30, 1998 has been reduced to $1,500,000 (together with related employment taxes) to reflect compensation based on the agreed $1.5 million per annum. Such Agreement expires on December 31, 2001.



     (E) pro forma adjustment for the year ended September 30, 1998 has been made to eliminate interest expense incurred on the related party note payable referred to in (B) above which is to be repaid as part of the proceeds of the Offering.



     (F) pro forma adjustments for the period presented have been tax effected based upon the statutory rate then expected to be in effect.



     (G) pro forma earnings per share is computed by dividing pro forma net income by the weighted average common shares outstanding and the shares offered hereby whose proceeds will be used to acquire Gemini and repay debt. Pro forma common shares outstanding for the year ended September 30, 1998 were 12,218,000.



     (H) General and Administrative expenses for the historical and pro forma year ended September 30, 1998 include compensation expense of $239,000 related to the issuance on September 30, 1998 of stock options to an officer of Reynard below their fair value on the date of such issuance.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders

of Reynard Motorsport, Inc.



     We have audited the consolidated balance sheets of Reynard Motorsport, Inc. ("Reynard") as of September 30, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 1998. These consolidated financial statements are the responsibility of Reynard's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, such consolidated financial statements present fairly, in all materials respects, the financial position of Reynard at September 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche

London, England


December 1, 1998

                            REYNARD MOTORSPORT, INC.



CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                               SEPTEMBER 30,   SEPTEMBER 30,
                                                                   1997            1998
                                                               -------------   -------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................      $   727         $ 3,318
  Accounts receivables (net of allowance for doubtful
     accounts of $110,000 and $760,000 in 1997 and 1998,
     respectively)..........................................        7,397           8,129
  Inventory (net of allowance for obsolescence of $2,012,000
     and $3,814,000 in 1997 and 1998, respectively).........        4,316           4,556
  Prepaid expenses..........................................          179           1,489
  Deferred income taxes.....................................           96             870
                                                                  -------         -------
          Total current assets..............................       12,715          18,362
PROPERTY AND EQUIPMENT -- Net...............................        5,694          10,876
OTHER ASSETS................................................           --             464
                                                                  -------         -------
TOTAL ASSETS................................................      $18,409         $29,702
                                                                  =======         =======
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
  CURRENT LIABILITIES:
  Bank line of credit.......................................      $    35         $   518
  Notes payable to related party............................        5,246           9,653
  Accounts payable..........................................        5,225           6,592
  Accrued liabilities:
     Deposits on cars.......................................        3,012           2,319
     Taxes..................................................          528           2,758
     Other..................................................        3,462           5,720
                                                                  -------         -------
  Total current liabilities.................................       17,508          27,560
DEFERRED INCOME TAXES.......................................          160             194
GUARANTEED DEBT OBLIGATION (Note 10)........................           --           2,039
MINORITY INTEREST IN SUBSIDIARY.............................           --           2,925
COMMITMENTS AND CONTINGENCIES (Note 7)......................           --              --
STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock: $0.0001 par value; 50,000,000 shares
     authorized; 10,661,214 issued and outstanding at
     September 30, 1997 and 1998............................            1               1
  Preferred stock: $0.01 par value; 5,000,000 shares
     authorized; None issued and outstanding at September
     30, 1997 and 1998......................................           --              --
  Additional paid-in capital................................          427           1,585
  Foreign currency translation adjustment...................           95              74
  Retained earnings (accumulated deficit)...................          218          (4,676)
                                                                  -------         -------
          Total stockholders' equity (deficit)..............          741          (3,016)
                                                                  -------         -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)........      $18,409         $29,702
                                                                  =======         =======



The accompanying notes are an integral part of the consolidated statements.

                            REYNARD MOTORSPORT, INC.



CONSOLIDATED STATEMENTS OF OPERATIONS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                            YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                           SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                               1996            1997            1998
                                                           -------------   -------------   -------------
REVENUES:
  Products...............................................     $22,406         $39,039         $45,929
  Services...............................................       6,493          10,803          12,788
                                                              -------         -------         -------
          Total revenues.................................      28,899          49,842          58,717
                                                              -------         -------         -------
COST OF GOODS SOLD:
  Products...............................................       9,928          19,502          24,066
  Services...............................................       3,750           5,951           5,023
                                                              -------         -------         -------
          Total cost of goods sold.......................      13,678          25,453          29,089
                                                              -------         -------         -------
GROSS PROFIT.............................................      15,221          24,389          29,628
GENERAL AND ADMINISTRATIVE
  EXPENSES...............................................      13,766          21,462          24,367
                                                              -------         -------         -------
INCOME FROM OPERATIONS...................................       1,455           2,927           5,261
  Write-off of equity investment.........................          --              --          (7,349)
  Minority interest in loss of subsidiary................          --              --             105
  Interest income........................................         166             171              51
  Interest expense-related party.........................          --              --            (919)
                                                              -------         -------         -------
INCOME (LOSS) BEFORE INCOME TAXES........................       1,621           3,098          (2,851)
INCOME TAX EXPENSE.......................................         563           1,105           1,910
                                                              -------         -------         -------
NET INCOME (LOSS)........................................     $ 1,058         $ 1,993         $(4,761)
                                                              =======         =======         =======
EARNINGS (LOSS) PER SHARE -- Basic and Diluted...........     $   .10         $   .19         $  (.45)
                                                              =======         =======         =======
WEIGHTED SHARES OUTSTANDING -- Basic and Diluted.........      10,661          10,661          10,661
                                                              =======         =======         =======



The accompanying notes are an integral part of the consolidated financial statements.

                            REYNARD MOTORSPORT, INC.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(IN THOUSANDS)


                                                                 FOREIGN       RETAINED
                                 COMMON STOCK     ADDITIONAL    CURRENCY       EARNINGS     STOCKHOLDERS'
                                ---------------    PAID-IN     TRANSLATION   (ACCUMULATED      EQUITY
                                SHARES   AMOUNT    CAPITAL     ADJUSTMENT      DEFICIT)       (DEFICIT)
                                ------   ------   ----------   -----------   ------------   -------------
BALANCES, OCTOBER 1, 1995.....  10,661    $  1         427          --         $   857         $ 1,285
  Net income..................     --       --          --          --           1,058           1,058
  Foreign currency translation
    adjustment................     --       --          --           1              --               1
  Common stock dividend.......     --       --          --          --             (48)            (48)
                                ------    ----      ------        ----         -------         -------
BALANCES, SEPTEMBER 30,
  1996........................  10,661       1         427           1           1,867           2,296
  Net income..................     --       --          --          --           1,993           1,993
  Foreign currency translation
    adjustment................     --       --          --          94              --              94
  Common stock dividend.......     --       --          --          --          (3,642)         (3,642)
                                ------    ----      ------        ----         -------         -------
BALANCES, SEPTEMBER 30,
  1997........................  10,661       1         427          95             218             741
  Net loss....................     --       --          --          --          (4,761)         (4,761)
  Foreign currency translation
    adjustment................     --       --          --         (21)             --             (21)
  Common stock dividend.......     --       --          --          --            (133)           (133)
  Compensation expense........     --       --         239          --              --             239
  Capital contribution (waiver
    of interest expense by
    stockholder)..............     --       --         919          --              --             919
                                ------    ----      ------        ----         -------         -------
BALANCES, SEPTEMBER 30,
  1998........................  10,661    $  1      $1,585        $ 74         $(4,676)        $(3,016)
                                ======    ====      ======        ====         =======         =======



The accompanying notes are an integral part of the consolidated financial statements.

                            REYNARD MOTORSPORT, INC.



CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)


                                                              YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                             SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                                 1996            1997            1998
                                                             -------------   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income (loss).......................................    $ 1,058         $ 1,993         $(4,761)
    Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
        Depreciation and amortization.......................        535             898           1,040
        Capital contribution -- waiver of interest
        expense.............................................         --              --             919
        Compensation expense................................         --              --             239
        Foreign currency translation adjustment.............        (54)            148             179
        Deferred income taxes...............................         19             150            (813)
        Loss/(gain) from sale of property and equipment.....        260              --             (57)
        Minority interest in loss of subsidiary.............         --              --            (105)
        Write-off of equity investment......................         --              --           7,349
        Changes in assets and liabilities that (used)
        provided cash:
            Accounts receivables............................        337          (4,965)           (355)
            Prepaid expenses................................         62               1          (1,264)
            Inventory.......................................       (360)         (1,854)            (24)
            Accounts payable................................        504           2,493           1,083
            Accrued liabilities.............................     (1,238)            327           1,873
                                                                -------         -------         -------
              Net cash provided by (used in) operating
                 activities.................................      1,123            (809)          5,303
                                                                -------         -------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of property and equipment...................     (1,963)         (3,494)         (6,368)
    Proceeds from sale of property and......................         --               6             672
      equipment
    Equity investments......................................         --              --          (4,295)
    Notes payable to related party..........................        247           5,034           4,054
                                                                -------         -------         -------
        Net cash (used in) provided by investing
        activities..........................................     (1,716)          1,546          (5,937)
                                                                -------         -------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Payment of dividends....................................        (48)         (3,642)           (133)
    Net proceeds from bank line of credit...................         --              35             470
    Proceeds from capital contributions to subsidiaries by
     minority stockholders..................................         --              --           2,888
                                                                -------         -------         -------
        Net cash (used in) provided by financing
        activities..........................................        (48)         (3,607)          3,225
                                                                -------         -------         -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (641)         (2,870)          2,591
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............      4,238           3,597             727
                                                                -------         -------         -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $ 3,597         $   727         $ 3,318
                                                                =======         =======         =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the period for:
    Income taxes............................................    $   304         $ 1,439         $   710
                                                                =======         =======         =======
    Interest................................................       None            None            None
                                                                =======         =======         =======



The accompanying notes are an integral part of the consolidated financial statements.

                            REYNARD MOTORSPORT, INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION


     Reynard Engineering Group Limited (a United Kingdom ("UK") Corporation) was formed in 1994 to act as a holding company for its wholly-owned subsidiaries ("Reynard Engineering"). At September 30, 1998, Reynard Engineering had wholly-owned subsidiaries as follows: Reynard Racing Cars Limited, Reynard Manufacturing Limited, Rumfleet Limited and subsidiaries, Reynard Formula One Limited and Advantage CFD Limited and Reynard Composites Limited. Reynard Engineering designs, manufactures and sells production racing cars, as well as providing various engineering and management services.


     Reynard Racing Designs Limited (a UK Corporation) was formed in 1994 to hold the property rights and certain plant, property and equipment of Reynard Engineering Group Limited and its subsidiaries.

     Reynard Special Vehicle Projects Limited (a UK Corporation) was formed in 1996 to design and manufacture vehicle components which do not bear the Reynard name.

     Each of these companies is majority owned by Dr Adrian Reynard, his family and trusts beneficially owned by Dr Reynard. Other shareholders include an employee share ownership trust ("ESOT"), which holds shares for the benefit of employees including the other directors of Reynard Engineering Group Limited.


     In September 1998 Reynard Motorsports, Inc., ("Reynard") a Delaware company was formed in September 1998 to serve as a holding company for Reynard Engineering (the "Reorganization"). All of the Shareholders of the above-mentioned entities exchanged their equity interests for shares of common stock of Reynard.



     Since all entities described above have been, and are, related through common control, and based upon the reorganization, the preceding balance sheets as of September 30, 1997 and 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended September 30, 1996, 1997 and 1998 have been presented on a consolidated basis. All significant inter-company balances and transactions have been eliminated in consolidation.



     In addition, the consolidated financial statements include the financial statements of Auto Research Center LLC, ("ARC") a 49% owned subsidiary. Subsequent to September 30, 1998, Reynard's ownership interest in ARC increased to 59%.


NATURE OF OPERATIONS


     Reynard designs and manufactures production racing cars and other high performance speciality vehicles. Cars are sold for competition in the CART Fed Ex Championship Series, the Barber Dodge Pro Series and Formula Nippon Series.



     Substantially all of Reynard's revenues are derived from the sale of racing car chassis and related spare parts ("products") and the provision of services such as wind-tunnel testing and computer-aided design ("services") in the UK and United States.

                            REYNARD MOTORSPORT, INC.

     Inventory. Inventory consists of finished goods, spare parts, work-in-process and raw materials which are stated at the lower of cost or market on a first-in, first-out (FIFO) basis.


     Property and Equipment. Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives of property and equipment are as follows:



Equipment                 4 to 10 years
Vehicles                  4 years
Furniture and fixtures    4 to 10 years
Leasehold improvements    5 to 25 years
Buildings                 25 years



     Revenue Recognition. Revenue derived from the sale of products is recognized at the time of shipment. Revenue derived from the providing of services is recognized as earned. Deposits received in advance are deferred until the shipment of products occur.


     Cash and Cash Equivalents. Cash and cash equivalents include investments with original maturities of three months or less at the date of original acquisition.


     Investments. Reynard has a 20% ownership in Reynard Aviation, a joint venture with Virgin Airlines which was formed in January 1998. This investment is accounted for under the cost method by Reynard as they do not have the ability to exercise significant influence over the operating and financial policies of Reynard Aviation.



     Reynard has a 15% ownership in British America Racing ("BAR"), a joint venture with British American Tobacco, through its subsidiary BAT (Westminster House) Ltd. and Mount Eagle, Inc. which was formed in November 1997. This investment has been accounted for under the equity method by Reynard as Reynard has the ability to exercise significant influence over the operating and technical policies of BAR. The equity investment in BAR has been written off in fiscal 1998 including the recording of Reynard's proportionate share of bank debt guarantees. Reynard has guaranteed (on a joint and several basis) debt obligations available to BAR of approximately $13,595,000 at September 30, 1998.



     Fair Value of Financial Instruments. Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosures about the fair value of financial instruments whether or not such instruments are recognized on the balance sheet. Due to the short-term nature of Reynard's financial instruments, other than debt, fair values are not materially different from their carrying values. Based on the borrowing rates available to Reynard, the carrying value of debt approximated fair value prevailing market prices and rates as of September 30, 1997 and 1998.



     It is the policy of Reynard not to enter into derivative financial instruments for speculative purposes. Reynard does enter into foreign currency forward exchange contracts to minimize risk of loss from currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments are generally for terms

                            REYNARD MOTORSPORT, INC.

of less than one year. The foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The notional amount of outstanding foreign currency forward exchange contracts aggregated $5 million at September 30, 1997. There were no outstanding foreign currency forward exchange contracts at September 30, 1998. Reynard does not anticipate any material adverse effect on its results of operations or financial position relating to these foreign currency forward exchange contracts.



     Foreign Currency Translation. Gains and losses arising from the settlement of foreign currency transactions are charged to the related period's combined statement of operations. Reynard's functional currency is UK pounds sterling. The combined financial statements of Reynard are translated into United States dollars as of the balance sheet date. All revenue and expense accounts are translated at a weighted average of exchange rates in effect during the period. Translation adjustments are recorded as a separate component of stockholders' equity (deficit).



     Research and Development. Research and development costs relating to present and future products are expensed as incurred. During the years ended September 30, 1996, 1997, and 1998 Reynard incurred research and development costs of approximately $4,680,000, $5,267,000 and $5,678,000 respectively.



     Earnings (Loss) Per Share. Earnings (loss) per share -- basic and diluted are based on the weighted average number of common shares outstanding during the periods presented. All per share information included in these financial statements have been restated to reflect the effect of the Reorganization of Reynard.



     Management Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at September 30, 1997 and 1998 and the reported amounts of revenues and expenses during the periods presented. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.



     Recent Accounting Pronouncements. In June 1997, Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" was issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. This Statement requires that all items that are required as components of comprehensive income be displayed in a financial statement. SFAS No. 130 is effective for Reynard's consolidated financial statements for the year ending September 30, 1999. For the year ending September 30, 1999, Reynard will provide information relating to comprehensive income to conform to the requirements. For the year ended September 30, 1998, comprehensive income would not have been materially different from net income.


     In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued by the FASB. SFAS No. 131 establishes standards for the

                            REYNARD MOTORSPORT, INC.

way that public business enterprises report financial and descriptive information about its reporting operating segments. Reynard has not determined the impact on Reynard's consolidated financial statement disclosure. SFAS No. 131 is effective for Reynard's consolidated financial statements for the year ending September 30, 1999. For the year ending September 30, 1999, Reynard will provide information relating to SFAS No. 131 to conform to the requirements. For the year ended September 30, 1998, segment information was presented in accordance with Financial Accounting Standards Board Statement No. 14.



     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued by the FASB. SFAS No. 133 establishes standards for accounting for derivative instruments, including certain derivative instruments embedded in other contracts by requiring that an entity recognize those items as assets or liabilities in the balance sheet and measure them at fair value. Reynard has not determined the impact on Reynard's consolidated financial statements. SFAS No. 133 is effective for Reynard's consolidated financial statements for the year ending September 30, 2000.


2. ACCOUNTS RECEIVABLE

     Accounts receivable consists of the following (in thousands):


                                                         SEPTEMBER 30,    SEPTEMBER 30,
                                                             1997             1998
                                                         -------------    -------------
Trade receivables -- gross.............................     $6,415           $ 7,134
Allowance for trade receivables........................       (110)             (760)
                                                            ------           -------
Trade receivables -- net...............................      6,305             6,374
Value Added Taxes......................................        729             1,186
Income taxes...........................................        333               348
Other..................................................         30               221
                                                            ------           -------
                                                            $7,397           $ 8,129
                                                            ======           =======


3. INVENTORY

     Inventory consists of the following (in thousands):


                                                         SEPTEMBER 30,    SEPTEMBER 30,
                                                             1997             1998
                                                         -------------    -------------
Raw material and supplies..............................     $  742           $  828
Work-in-process........................................        957              881
Finished products and service parts....................      4,629            6,661
                                                            ------           ------
          Total........................................     $6,328           $8,370
Less allowance for obsolete inventory..................     (2,012)          (3,814)
                                                            ------           ------
                                                            $4,316           $4,556
                                                            ======           ======

                            REYNARD MOTORSPORT, INC.

4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):


                                                         SEPTEMBER 30,    SEPTEMBER 30,
                                                             1997             1998
                                                         -------------    -------------
Equipment..............................................     $5,176           $ 8,394
Vehicles...............................................        594               723
Furniture and fixtures.................................      1,513             4,494
Leasehold improvements.................................        222               234
Buildings..............................................      1,162               901
Land...................................................        280               308
                                                            ------           -------
          Total........................................      8,947            15,054
Less accumulated depreciation..........................     (3,253)           (4,178)
                                                            ------           -------
                                                            $5,694           $10,876
                                                            ======           =======


5. BANK LINE OF CREDIT


     Reynard has an unsecured bank line of credit with National Westminster Bank PLC. Interest is charged at the bank's base rate plus 2% on the first $1,699,000 and the bank's base rate plus 6% thereafter (effective rate of 9.0% and 9.5% at September 30, 1997 and 1998, respectively) and is due on demand.


6. OTHER ACCRUED LIABILITIES

     Other accrued liabilities consists of the following (in thousands):


                                                             SEPTEMBER 30,   SEPTEMBER 30,
                                                                 1997            1998
                                                             -------------   -------------
Wages and salaries.........................................     $1,292          $2,812
Payroll taxes..............................................        828             613
Project costs..............................................        566              --
Accrual for final payment of investment in BAR.............         --           1,529
Other......................................................        776             766
                                                                ------          ------
                                                                $3,462          $5,720
                                                                ======          ======



7. COMMITMENTS AND CONTINGENCIES



     Reynard has entered into various non-cancellable operating leases with its majority stockholder for office space and equipment which expire through 2003. Total rent expense for the years ended September 30, 1996, 1997 and 1998 was approximately $229,000, $229,000 and $430,000, respectively.

                            REYNARD MOTORSPORT, INC.

     Approximate future minimum lease payments under non-cancellable operating leases are as follows:


                                                              (IN THOUSANDS)
Year ending September 30:
1999........................................................      $  924
2000........................................................         924
2001........................................................         924
2002........................................................         924
2003........................................................         924
                                                                  ------
Total.......................................................      $4,620
                                                                  ======



     Reynard is a party to routine litigation incidental to its business. Management does not believe that the resolution of any or all of such litigation is likely to have a material adverse effect on Reynard's consolidated financial condition.



     Reynard has employment agreements with several of its officers. The employment agreements expire at various dates through December 2002. The employment agreements contain covenants not to compete in the event of termination.



     On September 25, 1998 a stock option agreement was entered into with an officer of the Company granting such officer options to acquire 426,449 shares of Reynard's Common Stock. The options were immediately vested and exerciseable at a weighted average exercise price of $13.49. Compensation expense relating to such granting of options (representing the difference between the exercise price and the fair value of Reynard's stock) of $239,000 has been recorded for the year ended September 30, 1998.


8. MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION


     During the year ended September 30, 1996, Reynard had three customers which accounted for approximately $16,419,000 (57%), $2,760,000 (10%), and $2,966,000
(10%), respectively, of Reynard's revenues. During the year ended September 30, 1997, Reynard had three customers which accounted for approximately $26,272,000 (53%), $6,398,000 (13%), and $7,204,000 (14%), respectively, of Reynard's revenues. The aggregate trade receivable balance at September 30, 1997 in respect of these customers was approximately $3,931,000. During the year ended September 30, 1998, Reynard had one customer which accounted for approximately $8,220,000 (14%) of Reynard's revenues. The aggregate trade receivables balance at September 30, 1998 in respect of this customer was approximately $4,270,000.

                            REYNARD MOTORSPORT, INC.

     Revenues by geographic area are as follows (in thousands):


                                                           YEARS ENDED SEPTEMBER 30,
                                                         -----------------------------
                                                          1996       1997       1998
                                                         -------    -------    -------
UK.....................................................  $ 1,408    $14,497    $18,846
United States..........................................   24,724     32,517     39,281
Other..................................................    2,767      2,828        590
                                                         -------    -------    -------
                                                         $28,899    $49,842    $58,717
                                                         =======    =======    =======


9. INCOME TAXES

     Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.


     Realization of Reynard's deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.


     The tax effects of temporary differences giving rise to deferred tax assets (liabilities) are as follows (thousands):


                                                         SEPTEMBER 30,    SEPTEMBER 30,
                                                             1997             1998
                                                         -------------    -------------
Deferred tax assets (liabilities):
  Depreciation.........................................      $(160)           $(194)
  Development costs....................................         91               --
  Inventory............................................          5              895
  Other................................................         --              (25)
                                                             -----            -----
          Total........................................        (64)             676
  Current portion......................................         96              870
                                                             -----            -----
Non current portion....................................      $(160)           $(194)
                                                             =====            =====


     The provision for income taxes consists of the following (thousands):


                                         YEAR ENDED       YEAR ENDED       YEAR ENDED
                                        SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,
                                            1996             1997             1998
                                        -------------    -------------    -------------
Current...............................      $544            $  955           $2,723
Deferred (benefit)....................        19               150             (813)
                                            ----            ------           ------
Total.................................      $563            $1,105           $1,910
                                            ====            ======           ======

                            REYNARD MOTORSPORT, INC.

     The reconciliation of income tax expense computed at the UK statutory tax rate to Reynard's effective income tax rate is as follows (thousands):



                                         YEAR ENDED       YEAR ENDED       YEAR ENDED
                                        SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,
                                            1996             1997             1998
                                        -------------    -------------    -------------
Tax at UK statutory rate..............      $530            $1,044           $ (884)
Meals and entertainment...............        13                16               35
Professional fees.....................        12                19               45
Depreciation..........................         8                26               --
Non deductible losses in equity
  investment..........................        --                --            2,278
Non-deductible expenses...............        --                --              468
Other.................................                                          (32)
                                            ----            ------           ------
Total.................................      $563            $1,105           $1,910
                                            ====            ======           ======


10. RELATED PARTY TRANSACTIONS


     As of September 30, 1998, Reynard has approximately $900,000 due from BAR and has approximately $2,039,000 recorded as a liability relating to its portion of the guaranteed debt obligation of BAR. Reynard does not expect to pay the guaranteed debt obligation during the year ending September 30, 1999. During the year ended September 30, 1998, Reynard had sales of approximately $1,783,000 to BAR and received management fees of approximately $2,169,000 from BAR.



     Pursuant to Reynard's agreement with BAR, Dr. Reynard and Messrs. Gorne and Oastler have committed a significant amount of their time to the BAR Formula One racing effort. Mr. Oastler must devote substantially all of his time over the next three years. Dr. Reynard and Mr. Gorne must devote approximately one half of their time for the next year and approximately one quarter of their time for the subsequent two years.



     The management fees received by Reynard during the year ended September 30, 1998, have been drawn from the agreement described in the preceding paragraph. The terms for such management fees are similar to the terms which have been agreed for the year ending September 30, 1999.



     During the year ended September 30, 1998, payments of $375,000 were made to a company owned by an officer of Reynard in respect of consulting services provided to Reynard. At September 30, 1998, Reynard had approximately $165,000 due to this company.



     As of September 30, 1997 and 1998, Reynard owed Dr. Reynard $5,246,000 and $9,673,000 respectively. These notes are secured by way of fixed and floating charges over the assets of Reynard, bear interest at National Westminster Bank PLC's base rate plus 2 1/2% and are repayable on demand. For all periods presented, Reynard has received a letter from Dr. Reynard in which he states that he does not expect to be paid or credited with interest on the money lent to date. For the year ended September 30, 1998, interest

                            REYNARD MOTORSPORT, INC.

expense of approximately $919,000 has been recorded and treated as a contribution to additional paid-in capital.



     As of September 30, 1997 the pension fund, of which Dr. Adrian Reynard is a beneficiary, owed Reynard $165,000, which is included in accounts receivable.



11. INITIAL PUBLIC OFFERING



     In October 1998, Reynard filed a registration statement with the Securities and Exchange Commission to register shares of common stock for sale in an initial public offering (the "Offering").



     In October 1998, Reynard entered into an agreement to acquire all of the outstanding shares of stock of Princetown Holdings Limited, the sole owner of Gemini Transmissions Limited ("Gemini") for approximately $12,835,000 (including $670,000 deferred consideration payable at December 31, 2001). The Gemini acquisition is anticipated to close concurrently with the Offering and a portion of the proceeds from the Offering will be used to fund the Gemini acquisition. Gemini manufactures and assembles gearboxes, gearbox components, suspension components and other fabricated items for various automobile companies and motorsport teams, and is an industry leader in the design, manufacture and assembly of fuel efficient gearboxes.



     In September 1998, the Board of Directors of Reynard (the "Board") authorized, and the stockholders of Reynard approved, a stock incentive plan for executive and key management employees of Reynard, including a limited number of outside consultants and advisors, effective as of the completion of the Offering (the "Stock Option Plan"). Under the Stock Option Plan, key employees, outside consultants and advisors (the "Participants") of Reynard (as defined in the Stock Option Plan) may receive awards of stock options (both Nonqualified Options and Incentive Options, as defined in the Stock Option Plan). A maximum of shares of common stock will be subject to the Stock Option Plan. The purpose of the Stock Option Plan is to provide key employees (including officers and directors who are also key employees) and key non-employee consultants and advisors of Reynard ("employees") with an increased incentive to make significant contribution to the long-term performance and growth of Reynard.

INDEPENDENT AUDITOR'S REPORT

To the Director and Stockholder
Of Princetown Holdings Limited


     We have audited the consolidated balance sheets of Princetown Holdings Limited (the "Group") as of August 31, 1997 and 1998, and the related consolidated statements of income, stockholder's deficit and cash flows for each of the two years in the period ended August 31, 1998. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group at August 31, 1997 and August 31, 1998 and the results of their operations and their cash flows for each of the years in the period ended August 31, 1998 in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche
London, England


December 1, 1998

                          PRINCETOWN HOLDINGS LIMITED


CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS)


                                                              AUGUST 31,    AUGUST 31,
                                                                 1997          1998
                                                              ----------    ----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $   --        $    1
  Accounts receivable (net of allowance for doubtful
     accounts of $170,000 and $69,000 as of August 31, 1997
     and 1998, respectively.................................       498           606
  Deferred income taxes.....................................       268           217
  Inventory.................................................     1,254         1,854
  Other current assets......................................        40            34
                                                                ------        ------
          Total current assets..............................     2,060         2,712
PROPERTY AND EQUIPMENT -- Net...............................     2,993         3,533
                                                                ------        ------
TOTAL ASSETS................................................    $5,053        $6,245
                                                                ======        ======
LIABILITIES AND STOCKHOLDER'S DEFICIT
CURRENT LIABILITIES
  Accounts payable..........................................    $  292        $  260
  Accrued liabilities.......................................       413           626
  Current portion of capital lease obligations..............       510           583
  Current portion of long-term debt.........................       172           327
  Bank line of credit.......................................       221            82
  Loans payable -- related parties..........................        --         3,464
                                                                ------        ------
          Total current liabilities.........................     1,608         5,342
CAPITAL LEASE OBLIGATIONS (exclusive of current portion)....       448           554
DEFERRED INCOME TAXES.......................................       126           258
LOANS PAYABLE -- RELATED PARTIES............................     3,317            --
LONG-TERM DEBT (exclusive of current portion)...............       325           191
COMMITMENTS AND CONTINGENCIES (Note 7)......................        --            --
STOCKHOLDER'S DEFICIT
       Common stock $1 par value; 40,000 shares authorized;
          no shares issued and outstanding at August 31,
          1997 and 1998; Bearer stock $1 par value; 10,000
          shares authorized; 1 share issued and outstanding
          at August 31, 1997 and 1998.......................        --            --
       Accumulated deficit..................................      (737)          (52)
       Foreign currency translation adjustments.............       (34)          (48)
                                                                ------        ------
          Total stockholder's deficit.......................      (771)         (100)
                                                                ------        ------
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT.................    $5,053        $6,245
                                                                ======        ======


The accompanying notes are an integral part of the consolidated financial statements.

                          PRINCETOWN HOLDINGS LIMITED



CONSOLIDATED STATEMENTS OF OPERATIONS

(DOLLARS IN THOUSANDS)


                                                                               YEAR ENDED
                                                              YEAR ENDED       AUGUST 31,
                                                            AUGUST 31, 1997       1998
                                                            ---------------    ----------
REVENUES
  Products................................................      $3,157           $3,209
  Other...................................................          19               50
                                                                ------           ------
          Total...........................................       3,176            3,259
COST OF GOODS SOLD........................................       1,426              941
                                                                ------           ------
GROSS PROFIT..............................................       1,750            2,318
GENERAL AND ADMINISTRATIVE EXPENSES.......................       1,399            1,288
                                                                ------           ------
INCOME FROM OPERATIONS....................................         351            1,030
INTEREST EXPENSE..........................................         144              161
                                                                ------           ------
INCOME BEFORE TAXES ON INCOME.............................         207              869
INCOME TAX EXPENSE........................................          70              184
                                                                ------           ------
NET INCOME................................................      $  137           $  685
                                                                ======           ======


The accompanying notes are an integral part of the consolidated financial statements.

                          PRINCETOWN HOLDINGS LIMITED


CONSOLIDATED STATEMENTS OF STOCKHOLDER'S DEFICIT
(IN THOUSANDS, EXCEPT SHARES)


                                                               FOREIGN
                              COMMON STOCK                    CURRENCY
                             ---------------   ACCUMULATED   TRANSLATION   STOCKHOLDER'S
                             SHARES   AMOUNT     DEFICIT     ADJUSTMENTS      DEFICIT
                             ------   ------   -----------   -----------   -------------
BALANCES, SEPTEMBER 1,
  1996.....................     1      $--        $(874)        $ --           $(874)
  Net income...............    --       --          137           --             137
  Foreign currency
     translation
     adjustment............    --       --           --          (34)            (34)
                              ---      ---        -----         ----           -----
BALANCES, SEPTEMBER 1,
  1997.....................     1       --         (737)         (34)           (771)
  Net income...............    --       --          685           --             685
  Foreign currency
     translation
     adjustment............    --       --           --          (14)            (14)
                              ---      ---        -----         ----           -----
BALANCES, AUGUST 31,
  1998.....................     1      $--        $ (52)        $(48)          $(100)
                              ===      ===        =====         ====           =====


The accompanying notes are an integral part of the consolidated financial statements.

                          PRINCETOWN HOLDINGS LIMITED


CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)


                                                               YEAR ENDED   YEAR ENDED
                                                               AUGUST 31,   AUGUST 31,
                                                                  1997         1998
                                                               ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................     $ 137        $ 685
  Adjustments to reconcile net income to net cash provided
     by operating activities:
       Depreciation and amortization........................       611          502
       Deferred income taxes................................        70          184
       Loss (gain) from disposal of property and
          equipment.........................................         3           21
       Change in assets and liabilities that provided (used)
          cash
             Accounts receivable............................       (75)        (167)
             Inventory......................................      (137)        (549)
             Other current assets...........................       (18)          84
             Accounts payable...............................       105          (41)
             Accrued liabilities............................        54          195
                                                                 -----        -----
       Net cash provided by operating activities............       750          914
                                                                 -----        -----
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment.....................      (510)        (407)
  Proceeds from disposal of property and equipment..........        84          139
                                                                 -----        -----
       Net cash used in investing activities................      (426)        (268)
                                                                 -----        -----
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable to related parties............       117           35
  Proceeds from other notes payable.........................       435            7
  Payments on capital lease obligations.....................      (968)        (543)
  Proceeds (payments) from bank line of credit..............        97         (144)
                                                                 -----        -----
       Net cash used in financing activities................      (319)        (645)
                                                                 -----        -----
NET INCREASE IN CASH AND CASH EQUIVALENTS...................         5            1
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        --           --
FOREIGN CURRENCY TRANSLATION ADJUSTMENT.....................        (5)          --
                                                                 -----        -----
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  --        $   1
                                                                 =====        =====
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
       Cash paid during the period for:
          Interest..........................................     $ 144        $ 161
                                                                 =====        =====
          Income taxes......................................      None         None
                                                                 =====        =====


The accompanying notes are an integral part of the consolidated financial statements.

                          PRINCETOWN HOLDINGS LIMITED


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS -- Princetown Holdings Limited ("Princetown") and its wholly-owned subsidiary, Gemini Transmissions Limited ("Gemini") were incorporated in 1991. Princetown was incorporated in the British Virgin Islands and is a holding company for Gemini . Gemini was incorporated in the United Kingdom ("UK") and manufactures and assembles gearboxes and related components.

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the financial statements of the Princetown and its wholly owned subsidiary, Gemini (collectively referred to as the "Company"). All significant inter-company balances and transactions have been eliminated in consolidation.

     CASH AND CASH EQUIVALENTS -- include investments with original maturities of three months or less at the date of original acquisition.

     INVENTORY -- consists of gearboxes and parts and are stated at the lower of cost or market on a first-in, first-out (FIFO) basis.

     PROPERTY AND EQUIPMENT -- are stated at cost and are depreciated using accelerated methods over their estimated useful lives which range from five to seven years.

     REVENUE RECOGNITION -- Revenue is recognized at the time the products are shipped.


     FAIR VALUE OF FINANCIAL INSTRUMENTS -- Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosures about the fair value of financial instruments whether or not such instruments are recognized on the balance sheet. Due to the short-term nature of the Company's financial instruments, other than debt, fair values are not materially different from their carrying values. Based on the borrowings rates available to the Company, the carrying value of debt approximated their fair value as of August 31, 1997 and August 31, 1998.



     MANAGEMENT ESTIMATES -- The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of August 31, 1997 and August 31, 1998 and the reported amounts of revenues and expenses during the periods presented. The actual outcome of the estimates could differ from the estimates made in the preparation of the consolidated financial statements.



     FOREIGN CURRENCY TRANSLATION. Gains and losses arising from the settlement of foreign currency transactions are charged to the related period's consolidated statement of income. The Company's functional currency is the UK pounds sterling. The consolidated financial statements of the Company are translated into United States dollars as of the balance sheet date. All revenue and expense accounts are translated at a weighted average of exchange rates in effect during the period. Translation adjustments are recorded as a separate component of stockholder's equity.

                          PRINCETOWN HOLDINGS LIMITED

     MAJOR CUSTOMERS AND GEOGRAPHICAL INFORMATION. For the years ended August 31, 1997 and 1998, one customer accounted for 57.7% and 31.8%, respectively, of the Company's revenues. As of August 31, 1997 and 1998, $175,000 and $283,101, respectively, was receivable from such customer.


     Revenues by geographic area are as follows (in thousands):


                                                         YEAR ENDED         YEAR ENDED
                                                       AUGUST 31, 1997    AUGUST 31, 1998
                                                       ---------------    ---------------
UK...................................................      $  931             $  986
Europe...............................................       2,062              1,870
Other................................................         183                403
                                                           ------             ------
                                                           $3,176             $3,259
                                                           ======             ======


2. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):


                                                              AUGUST 31,    AUGUST 31,
                                                                 1997          1998
                                                              ----------    ----------
Plant and machinery.........................................    $5,240       $ 5,995
Fixtures and fittings.......................................        24            32
Motor vehicles..............................................        31            32
Office equipment............................................       125           209
                                                                ------       -------
     Total cost.............................................     5,420         6,268
Less accumulated depreciation...............................    (2,427)       (2,735)
                                                                ------       -------
                                                                $2,993       $ 3,533
                                                                ======       =======


3. ACCOUNTS RECEIVABLE

     Accounts receivable consists of the following (in thousands):


                                                              AUGUST 31,    AUGUST 31,
                                                                 1997          1998
                                                              ----------    ----------
Trade receivables -- gross..................................     $592          $675
Allowance for trade receivables.............................     (170)          (69)
                                                                 ----          ----
Trade receivables -- net....................................      422           606
Value Added Taxes...........................................       75            --
Other.......................................................        1            --
                                                                 ----          ----
                                                                 $498          $606
                                                                 ====          ====

                          PRINCETOWN HOLDINGS LIMITED

4. ACCRUED LIABILITIES


     Accrued liabilities consist of the following (in thousands):



                                                              AUGUST 31,    AUGUST 31,
                                                                 1997          1998
                                                              ----------    ----------
Payroll taxes...............................................     $ 26          $ 33
Accrued rent................................................      379           492
Other.......................................................        8           101
                                                                 ----          ----
                                                                 $413          $626
                                                                 ====          ====


5. DEBT


     BANK LINE OF CREDIT. As of August 31, 1998 and August 31, 1997, the Company had and secured via a fixed and floating charge over the assets of Gemini a bank line of credit with National Westminster Bank PLC. Advances against this line of credit are due on demand. Interest is charged at 3% above the bank's base rate (10.5% at August 31, 1998 and 10% at August 31, 1997) on amounts up to $167,000 and 6% above base rate on borrowings above this level.


     LONG-TERM DEBT. The Company has equipment notes payable to a bank bearing interest at rates ranging from 5.5% to 9.0%. Future maturities are as follows (in thousands):


                                                              AUGUST 31,    AUGUST 31,
                                                                 1997          1998
                                                              ----------    ----------
1998........................................................    $  199        $   --
1999........................................................       190           390
2000........................................................       192           218
                                                                ------        ------
Total minimum obligations...................................       581           608
Interest....................................................       (84)          (90)
                                                                ------        ------
Total.......................................................       497           518
Current Portion.............................................      (172)         (327)
                                                                ------        ------
Non current portion.........................................    $  325        $  191
                                                                ======        ======


6. RELATED PARTY TRANSACTIONS


     Gemini rents factory premises on a month-by-month basis from an entity related to one of the Company's directors. Rental expense for the year ended August 31, 1998 was $99,000 ($98,000 for the year ended August 31, 1997).



     Gemini receives loans from an entity related through certain common ownership and from one of the directors of Gemini. Loans payable to related parties as of August 31, 1998 were $3,464,000 ($3,317,000 at August 31, 1997).


     These loans are non-interest bearing and are due for repayment in 1999.

                          PRINCETOWN HOLDINGS LIMITED

7. COMMITMENT AND CONTINGENCIES


     The primary property and equipment leased by the Company is plant and machinery.


     Property acquired under capital leases consists of the following (in thousands):


                                                              AUGUST 31,    AUGUST 31,
                                                                 1997          1998
                                                              ----------    ----------
Plant and machinery.........................................    $2,360        $2,222
Motor vehicles..............................................        31            32
                                                                ------        ------
     Total cost.............................................     2,391         2,254
     Less accumulated depreciation..........................      (739)         (563)
                                                                ------        ------
                                                                $1,652        $1,691
                                                                ======        ======


     Future minimum lease payments for the above assets under capital leases are as follows (in thousands):


                                                              AUGUST 31,    AUGUST 31,
                                                                 1997          1998
                                                              ----------    ----------
1998........................................................    $  598        $   --
1999........................................................       335           677
2000........................................................       159           406
2001........................................................        11           233
                                                                ------        ------
  Total minimum obligations.................................     1,103         1,316
  Interest..................................................      (145)         (179)
                                                                ------        ------
  Present value of net minimum obligations..................       958         1,137
  Current portion...........................................      (510)         (583)
                                                                ------        ------
  Non-current portion.......................................    $  448        $  554
                                                                ======        ======


     The Company is a party to routine litigation incidental to its business. Management does not believe that the resolution of any or all of such litigation is likely to have a material adverse affect on the Company's consolidated financial condition.

8. INCOME TAXES

     Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     Realization of the Company's deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax

                          PRINCETOWN HOLDINGS LIMITED
asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.


     Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. For the years ended August 31, 1998 and 1997 the income tax expense relates exclusively to the change in the deferred tax asset. There is no current income tax expense for the period due to the availability of tax loss carryforwards. At August 31, 1998 tax loss carryforwards were $1,035,000 ($1,274,000 at August 31,
1997).


     The tax effects of temporary differences giving rise to deferred tax assets (liabilities) are as follows (in thousands):


                                                              AUGUST 31,    AUGUST 31,
                                                                 1997          1998
                                                              ----------    ----------
Deferred tax assets (liabilities):
  Depreciation..............................................    $ (126)       $ (258)
  Tax loss carry forwards...................................       268           217
                                                                ------        ------
     Total..................................................       142           (41)
  Current portion...........................................       268           217
                                                                ------        ------
Non current portion.........................................    $ (126)       $ (258)
                                                                ======        ======


     The provision for income taxes consists of the following (in thousands):


                                                              YEAR ENDED    YEAR ENDED
                                                              AUGUST 31,    AUGUST 31,
                                                                 1997          1998
                                                              ----------    ----------
Current.....................................................    $   --        $   --
Deferred....................................................        70           184
                                                                ------        ------
Total.......................................................    $   70        $  184
                                                                ======        ======



9. SUBSEQUENT EVENT



     In October 1998, the Company entered into an agreement to sell to Reynard Motorsport Ltd. (a wholly-owned subsidiary of Reynard Motorsport, Inc.) the outstanding shares of stock of Princetown Holdings Limited for approximately $12,835,000 cash, (including $670,000 in deferred consideration which is payable on December 31, 2001). The acquisition is anticipated to close concurrently with the initial public offering (the "Offering") of Reynard Motorsport, Inc. and a portion of the proceeds from the Offering will be used to fund the acquisition.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                3,600,000 Shares


                        [REYNARD MOTORSPORT, INC. LOGO]


                            REYNARD MOTORSPORT, INC.


                            ------------------------

                                   PROSPECTUS


                                        , 1999

                            ------------------------


                     NationsBanc Montgomery Securities LLC


                               Wheat First Union

                             Josephthal & Co. Inc.




          Until              , 1999 dealers that buy, sell or trade the common
stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an estimated statement of expenses payable in connection with the issuance and sale of the securities being registered, other than underwriting discounts and commissions:

Securities and Exchange Commission Registration Fee.........  $   15,985
NASD Registration Fee.......................................  $    6,250
New York Stock Exchange Listing Fee.........................  $  175,000
Accounting Fees and Expenses................................  $  800,000
Engraving Expenses..........................................  $   27,000
Printing Expenses...........................................  $  200,000
Blue Sky Filing Fees........................................  $    5,000
Legal Fees and Expenses.....................................  $  350,000
Transfer Agent and Registrar Fees and Expenses..............  $   25,000
Miscellaneous...............................................  $   45,765
                                                              ----------
          TOTAL.............................................  $1,650,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under provisions of Reynard's Certificate of Incorporation and By-laws, each person who is or was a director or officer of Reynard shall be indemnified by Reynard as a matter of right to the full extent permitted by law. The effects of the Certificate of Incorporation, By-laws and General Corporation Law of Delaware are summarized as follows:

     (a) Under Delaware law, to the extent that such a person is successful on the merits in defense of a suit or proceeding brought against him by reason of the fact that he is a director or officer of the Company, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection with such action.

     (b) If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such suit is settled, such person shall be indemnified under such law against both (1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Reynard, and with respect to any criminal action, had no reason to believe his conduct was unlawful.

     (c) If unsuccessful in a defense of a suit brought by or in the right of Reynard, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Reynard except that if such a person is adjudged to be liable in a suit in the performance of his duty to Reynard, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to indemnify for such expenses.

     (d) Reynard may not indemnify a person in respect of a proceeding described in (b) or (c) above unless it is determined that indemnification is permissible because the person has met the prescribed standard of conduct by any one of the following: (i) the Board of Directors, by a majority vote of a quorum consisting of directors not at the time parties to the proceeding, (ii) if a quorum of directors not parties to the proceeding cannot be obtained, or, if obtainable but the quorum so directs, by independent legal counsel selected by the Board of Directors or the committee thereof, or (iii) by the stockholders.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, Reynard has sold shares of its common stock. The following table sets forth the dates of sales, title and amounts of securities sold during the past three years by the Registrant:


  NUMBER                           AMOUNT OF      PRINCIPAL
 OF SHARES     DATE OF SALE      CONSIDERATION   UNDERWRITER            EXEMPTION
 ---------   -----------------   -------------   -----------   ---------------------------
                                                               Section 4(2) -- Share
                                                               exchange in connection with
 10,661,214  December 17, 1998        N/A           None       corporate reorganization


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


(a)     Exhibits
 1.1    Form of Underwriting Agreement*
 2.1    Agreement for Sale of Princetown Holdings Limited dated
        October 26, 1998*
 3.1    Certificate of Incorporation of the Company filed September
        2, 1998, with amendments
 3.2    Bylaws of the Company*
 4.1    Form of Common Stock Certificate (to be filed by amendment)
 5.1    Form of Legal Opinion of Kegler, Brown, Hill & Ritter Co.,
        L.P.A*
10.1    1998 Stock-Based Incentive Plan*
10.2    Director's Stock Option Plan*
10.3 Form of Employment Agreement to be entered into with executive officers*
10.4    Stock Option Agreement with Alex Hawkridge dated September
        30, 1998.*
10.5    Paul Owens Agreement for Service as Composites Director*
10.6    Adrian John Reynard Agreement for Service as Chairman
        (Overseas)*
10.7    Adrian John Reynard Agreement for Service as Managing
        Director (United Kingdom)*
10.8    Stock Option Agreement with Alex Hawkridge dated December
        18, 1998.
10.9    Employment Agreement with Alex Hawkridge dated December 14,
        1998.
10.10 Lease re Unit B4, Telford Road, Bicester, Oxfordshire by and between
        A. J. Reynard, Esq. and Reynard Motorsport Limited, dated
        October 1, 1998.
10.11 Lease re Unit B6, Telford Road, Bicester, Oxfordshire by and between
        A. J. Reynard, Esq., M. J. Daniels, Esq. and R. D. Bowerman,
        Esq. (Trustees of the Reynard Racing Cars Ltd. Directors'
        Pension Scheme) and Reynard Motorsport Limited, dated
        October 1, 1998.

10.12 Lease re Unit 4, Reynard Park, Brackley, Northamptonshire by and between
        A. J. Reynard, Esq., M. J. Daniels, Esq. and R. D. Bowerman,
        Esq. (Trustees of the Reynard Racing Cars Ltd. Directors'
        Pension Scheme) and Reynard Motorsport Limited and R.T.C.
        Management Company Limited, dated October 1, 1998.
10.13 Lease re Unit 1A, Reynard Park, Brackley, Northamptonshire by and between
        A. J. Reynard, Esq., M. J. Daniels, Esq. and R. D. Bowerman,
        Esq. (Trustees of the Reynard Racing Cars Ltd. Directors'
        Pension Scheme) and Reynard Motorsport Limited and R.T.C.
        Management Company Limited, dated October 1, 1998.
21.1    List of Subsidiaries
23.1    Consent of Deloitte & Touche
23.2    Consent of Kegler, Brown, Hill & Ritter Co., L.P.A.
24.1    Power of Attorney of the Company*
27.1    Financial Data Schedule
(b)     Financial Statement Schedules
        Schedule II


---------------

* Previously filed as an exhibit with this Registration Statement No. 333-66317.


ITEM 17. UNDERTAKINGS.

     Reynard hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denomination and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Reynard hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it is declared effective.

     (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Reynard pursuant to the foregoing provisions, or otherwise, Reynard has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Reynard of expenses incurred or paid by a director, officer or controlling person of Reynard in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Reynard will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 18th day of December, 1998.


                                          REYNARD MOTORSPORT, INC.


                                          By:      /s/ ALEX S. HAWKRIDGE*

                                             -----------------------------------
                                              Alex S. Hawkridge, Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed on December 18, 1998 by the following persons in the capacities indicated:



                      SIGNATURE                                             TITLE
                      ---------                                             -----

               /s/ ALEX S. HAWKRIDGE*                    Chief Executive Officer, Director
-----------------------------------------------------
                  Alex S. Hawkridge

                 /s/ JOHN C. GOWER*                      Chief Financial and Accounting Officer,
-----------------------------------------------------    Director
                    John C. Gower

               /s/ ADRIAN J. REYNARD*                    Chairman of the Board, Director
-----------------------------------------------------
                  Adrian J. Reynard

                /s/ RICHARD J. GORNE*                    Vice President -- Sales, Director
-----------------------------------------------------
                  Richard J. Gorne



* Signed Pursuant to a Power of Attorney



By: /s/ JACK A. BJERKE

     -----------------------------------------------------

    Jack A. Bjerke,


    Attorney-in-Fact

                                  SCHEDULE II

                            REYNARD MOTORSPORT, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                 YEARS ENDED SEPTEMBER 30, 1998, 1997, AND 1996



                                 (IN THOUSANDS)



                                   BALANCE AT
                                  BEGINNING OF   CHARGED TO COSTS                     BALANCE AT
          DESCRIPTION                PERIOD        AND EXPENSES     DEDUCTIONS(1)    END OF PERIOD
          -----------             ------------   ----------------   --------------   -------------
Allowance for doubtful accounts
  (deducted from accounts
  receivable)
     Year Ended September 30,
       1998.....................     $  110            $740              $ 90           $  760
     Year Ended September 30,
       1997.....................        174             (32)               32              110
     Year Ended September 30,
       1996.....................        328              42               196              174


---------------

(1) Accounts deemed to be uncollectible.


                                     BALANCE AT
                                    BEGINNING OF   CHARGED TO COSTS                  BALANCE AT
           DESCRIPTION                 PERIOD        AND EXPENSES     DEDUCTIONS   END OF PERIOD
           -----------              ------------   ----------------   ----------   --------------
Allowance for obsolete inventory
  Year Ended September 30, 1998...     $2,012           $1,834           $ 32          $3,814
  Year Ended September 30, 1997...      1,078              934             --           2,012
  Year Ended September 30, 1996...      1,164              (86)            --           1,078